
11007135

LANTRONIX, INC.

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 16, 2011
9:00 A.M. PACIFIC STANDARD TIME

Dear Stockholder:

We will hold our 2011 Annual Meeting of Stockholders at our corporate headquarters located at 167 Technology Drive, Irvine, California, 92618, on Wednesday, November 16, 2011, at 9:00 a.m. Pacific Standard time for the following purposes:

1. To elect four (4) directors to serve until the 2012 Annual Meeting of Stockholders or until their successors are duly elected or appointed;

2. To ratify the appointment of McGladrey & Pullen, LLP as our independent registered public accountants for the fiscal year ending June 30, 2012; and

3. To transact such other business as may properly come before the Annual Meeting.

Any action on the items described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

The foregoing business items are more fully described in the Proxy Statement accompanying this Notice. Stockholders of record who owned our common stock at the close of business on September 19, 2011, are entitled to attend and vote at the Annual Meeting.

Our 2011 Proxy Statement (the "Proxy Statement"), which more fully describes the formal business to be conducted at the Annual Meeting, follows this Notice of Annual Meeting of Stockholders. Our Annual Report on Form 10-K is also enclosed herewith for your information.

The Company's Board of Directors respectfully urges you to vote for the director nominees and other matters proposed and recommended by the Company's Board of Directors described within the Proxy Statement by completing, signing, and dating a proxy card and returning it in the enclosed postage-prepaid envelope.

All stockholders are cordially invited to attend the meeting in person. Whether or not you plan to attend the meeting, please cast your vote as instructed in the proxy card as promptly as possible via the Internet, by mail or by telephone in order to ensure that your vote will be counted if you later decide not to, or are unable to, attend the meeting. Even if you have given us your proxy, you may still attend and vote in person at the meeting after revoking your proxy prior to the meeting.

Thomas M. Wittenschlaeger
Chairman
Board of Directors

Irvine, California
October 6, 2011

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2011 ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT
TABLE OF CONTENTS

		Page
INFORMATION CONCERNING SOLICITATION AND VOTING AT THE ANNUAL MEETING		1
—	*Record Date*	1
—	*Electronic Access to Proxy Materials*	1
—	*Street Name Holdings*	1
—	*Revocability of Proxies*	2
—	*Our Voting Recommendations*	2
—	*Voting and Solicitation*	2
—	*Householding*	2
—	*Quorum; Abstentions; Broker Non-Votes*	3
DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS		3
CORPORATE GOVERNANCE		4
—	*Nomination of Director Candidates*	4
—	*Board Leadership Structure*	4
—	*Risk Oversight*	4
—	*Board Meetings and Committees*	5
—	*Primary Functions of the Board of Directors*	5
—	*Audit Committee*	5
—	*Compensation Committee*	6
—	*Corporate Governance and Nominating Committee*	6
—	*Code of Conduct and Complaint Procedures*	7
—	*Stockholder Communications with Our Board of Directors*	8
—	*2010 Proxy Contest*	8
PROPOSAL ONE – Election of Directors		9
PROPOSAL TWO – Ratification of Appointment of Independent Registered Public Accountants		12
AUDIT COMMITTEE REPORT		14
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT		15
DIRECTOR COMPENSATION		16
EXECUTIVE COMPENSATION		18
—	*Summary Compensation Table for 2011 and 2010 Fiscal Years*	18
—	*Outstanding Equity Awards at 2011 Fiscal Year End*	20
—	*Post-Termination and Change-in-Control Agreements*	21
—	*Equity Compensation Plan Information*	25
OTHER INFORMATION		26
—	*Section 16(a) Beneficial Ownership Reporting Compliance*	26
—	*Policies and Procedures with Respect to Related Party Transactions*	26
—	*Related Party Transactions*	26
—	*Indemnification and Insurance*	26
—	*Where You Can Find More Information*	27

LANTRONIX, INC.
Corporate Headquarters
167 Technology Drive
Irvine, California 92618
(949) 453-3990
www.lantronix.com

PROXY STATEMENT FOR 2011 ANNUAL MEETING OF STOCKHOLDERS

Our Board of Directors solicits your Proxy (the "Proxy") on behalf of Lantronix, Inc., a Delaware corporation ("Lantronix" or the "Company"), for use at our 2011 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Wednesday, November 16, 2011, at 9:00 a.m. Pacific Standard time, and at any adjournment(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at Lantronix Corporate Headquarters, 167 Technology Drive, Irvine, California, 92618.

The Notice of Annual Meeting of Stockholders, Proxy Statement, Proxy, letter to stockholders and Form 10-K were first mailed on or about October 6, 2011, to all stockholders entitled to vote at the Annual Meeting. In this Proxy Statement, we refer to the fiscal year ended June 30, 2011 as the 2011 fiscal year.

INFORMATION CONCERNING SOLICITATION AND VOTING AT THE ANNUAL MEETING

Record Date

Stockholders of record at the close of business on September 19, 2011 (the "Record Date") are entitled to notice of the Annual Meeting and to vote at the Annual Meeting. Presence in person or by proxy of a majority of the shares of common stock outstanding on the Record Date is required for a quorum. As of the close of business on the Record Date, 10,580,819 shares of our common stock were outstanding and were the only class of voting securities outstanding. Each share is entitled to one vote on any matter that may be presented for consideration and action by the stockholders at the Annual Meeting.

Electronic Access to Proxy Materials

The Proxy will provide you with instructions on how to:

- View on the Internet the proxy materials for our Annual Meeting;
- Vote on the Internet; and
- Instruct us to send our future proxy materials to you electronically by e-mail.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing the proxy materials to you and will reduce the environmental impact of our Annual Meeting. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions including a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Street Name Holdings

Most stockholders hold their shares through a broker, trustee or other nominee rather than directly in their own name. If you do hold shares directly in your name with our transfer agent, BNY Mellon Shareowner Services, you are considered the stockholder of record with respect to those shares and we are sending these proxy materials directly to you. As a stockholder of record, you have the right to grant your voting proxy directly to the named proxy holder or to vote in person at the Annual Meeting. If your shares are held in a brokerage account or by a trustee or other nominee, you are considered the beneficial owner of these shares held in "street name," and these proxy materials are being made available to you, together with a voting instruction card, by your broker, trustee or nominee. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote. You are also entitled to attend the Annual Meeting; however, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares giving you the right to vote the shares in person at the Annual Meeting.

Revocability of Proxies

Any stockholder has the power to revoke his or her Proxy or voting instructions at any time before the Annual Meeting. If you are a stockholder of record, you may revoke your Proxy (i) by submitting a written notice of revocation to Lantronix, Inc., 167 Technology Drive, Irvine, California 92618, Attention: Corporate Secretary, or (ii) by submitting a duly executed written Proxy bearing a later date to change your vote. A Proxy will not be voted if the stockholder of record who executed it is present at the Annual Meeting and votes the shares represented by the Proxy in person at the Annual Meeting. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person.

Our Voting Recommendations

The Board of Directors recommends that you vote:

- "FOR" the four (4) nominees named by the Company herein to serve as directors until the 2012 Annual Meeting of Stockholders; and

- "FOR" the ratification of the appointment of McGladrey & Pullen, LLP as our independent registered public accountants for the fiscal year ending June 30, 2012.

Voting and Solicitation

Each share of common stock outstanding on the Record Date will be entitled to one vote on all matters presented at the Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors. Voting results will be tabulated by Broadridge, Inc., our proxy services provider, and certified by the Inspector of Elections.

By signing and returning the proxy card or voting instruction card according to the enclosed instructions, you are enabling Jeremy Whitaker, our Chief Financial Officer and Corporate Secretary, and Dennis O'Reilly, Esq., Of Counsel, who are named on the Proxy as a "proxy holders," to vote your shares at the meeting in the manner you indicate. We encourage you to sign and return the Proxy even if you plan to attend the meeting. In this way, your shares will be voted even if you are unable to attend the Annual Meeting.

Each valid Proxy will be voted according to the stockholder's direction. If no direction is given, the Proxy will be voted: (i) "FOR" the election of each of the four (4) nominees for director named herein; and (ii) "FOR" the ratification of the appointment of McGladrey & Pullen, LLP as our independent registered public accountants for the fiscal year ending June 30, 2012. No business other than that set forth in the accompanying Notice of Annual Meeting of Stockholders is expected to come before the Annual Meeting. Should any other matter requiring a vote of stockholders properly arise, the persons named on the Proxy will have discretionary authority to vote all proxies received with respect to such matters in accordance with their judgment.

We will pay the costs of soliciting proxies from stockholders, including the preparation, assembly, Internet posting, printing and mailing of proxy solicitation materials. We will provide copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians holding in their names shares of common stock beneficially owned by others with instructions to forward these materials to the beneficial owners of common stock. We may reimburse brokerage firms and other such persons representing beneficial owners of common stock for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may be solicited by certain of our directors, officers and employees, without additional compensation, personally or by telephone, telegram, letter or facsimile transmission or other electronic media, personal meetings and interviews.

Householding

In an effort to reduce printing costs and postage fees, we have adopted a practice approved by the SEC called "householding." Under this practice, stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of these proxy materials unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. Stockholders who participate in householding will continue to receive separate proxy cards.

If you share an address with another stockholder and received only one set of proxy materials and would like to request a separate copy of these materials and/or future proxy materials, please send your request to: Lantronix, Inc., 167 Technology Drive, Irvine, California 92618, Attention: Chief Financial Officer, visit our website at www.lantronix.com, or contact our Chief Financial Officer by phone at (949) 453-3990. You may also contact us if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Quorum; Abstentions; Broker Non-Votes

The holders of a majority of the shares of common stock outstanding on the Record Date and entitled to vote at the Annual Meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting and any adjournments or postponements thereof. If you vote on the Internet or by telephone or submit a properly executed proxy card or voting instruction card, even if you abstain from voting, your shares will be counted for purposes of determining the presence or absence of a quorum. If a broker, trustee or other nominee indicates on a proxy that it lacks discretionary authority to vote your shares on a particular matter, commonly referred to as "broker non-votes," those shares will also be counted for purposes of determining the presence of a quorum at the Annual Meeting.

For purposes of Proposal One, the four nominees receiving the greatest number of valid votes will be elected. (For additional details regarding the number of nominees to be elected, see "*Election of Directors*"). Withheld votes and broker non-votes cast in the election of the directors will be entirely excluded from the vote and will have no legal effect. Proposal Two requires the affirmative approval of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting (the "Votes Cast"). For these purposes, abstentions with respect to a matter are treated as Votes Cast with respect to such matter, so abstaining has the same effect as a negative vote.

Under the rules governing brokers who have record ownership of shares that are held in "street name" for their clients (the beneficial owners of the shares), brokers have discretion to vote these shares on routine matters but not on non-routine matters. Thus, if you do not otherwise instruct your broker, your broker may turn in a Proxy voting your shares "FOR" routine matters but expressly instructing that the broker is NOT voting on non-routine matters. A "broker non-vote" occurs when a broker expressly instructs on a Proxy that it is not voting on a non-routine matter. Broker non-votes are not treated as Votes Cast for purposes of determining whether the matter has been approved by a majority of the Votes Cast.

The first proposal regarding the election of the nominees for the Company Board is considered a non-routine matter. The second proposal regarding the election of the independent auditors is considered a routine matter.

Except as described below, the Board of Directors knows of no other matters to be presented for stockholder action at the Annual Meeting. However, if other matters do properly come before the meeting or any adjournments or postponements thereof, the Board of Directors intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Requirements for Stockholder Proposals to be Considered for Inclusion in our 2012 Proxy Materials. Stockholders may submit proposals appropriate for stockholder action at meetings of our stockholders. For such a proposal to be included in our proxy materials relating to the 2012 Annual Meeting of Stockholders, all applicable requirements of Rule 14a-8 must be satisfied and such proposals must be received by us no later than June 8, 2012, which is 120 days prior to the one-year anniversary of the mailing date of this year's proxy materials (October 6, 2011). Such proposals should be delivered to the attention of our Corporate Secretary at Lantronix, Inc., 167 Technology Drive, Irvine, California 92618, and we encourage you to send a copy via e-mail to CorporateSecretary@lantronix.com. The submission of a stockholder proposal does not guarantee that it will be included in our 2012 Proxy Statement.

Bylaw Requirements for Director Nominations and Stockholder Proposals to be Brought Before the Annual Meeting. Our Bylaws provide that, for stockholder nominations to the Board of Directors or other stockholder proposals to be considered at an annual meeting (but not intended to be included in our proxy materials), in general the stockholder must have given timely notice thereof in writing to the Secretary at our Corporate Headquarters not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year's annual meeting. For our 2012 Annual Meeting, notice will be timely if received on or after July 23, 2012 and no later than August 22, 2012. However, in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after the one-year anniversary of the date of the previous year's annual meeting, then, for notice by the stockholder to be timely, it must be so received by the Corporate Secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which Public Announcement (as defined in the Bylaws) of the date of such annual meeting is first made. As described in our Bylaws, the stockholder submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of our common stock. We will not entertain any proposals or nominations at the annual meeting that do not meet these requirements. If a stockholder complies with the requirements of the notice provisions for stockholder nominations and/or other proposals as set forth in the Bylaws, we may not exercise our discretionary voting authority under proxies that we hold unless we include in our proxy statement a brief description of the matter and how we intend to exercise our discretion to vote on such matter. To make a submission or to request a copy of our Bylaws, stockholders should contact our Secretary via e-mail at CorporateSecretary@lantronix.com, or by mail to Attention: Corporate Secretary, Lantronix, Inc., 167 Technology Drive, Irvine, CA 92618. We strongly encourage stockholders to seek advice from knowledgeable counsel before submitting a proposal or nomination.

CORPORATE GOVERNANCE

Nomination of Director Candidates

The Corporate Governance and Nominating Committee considers candidates for Board membership, and recommends director nominees to the independent members of the Board of Directors for consideration and approval. There are no specific minimum qualifications that a director must possess to be nominated. However, the Corporate Governance and Nominating Committee assesses the appropriate skills and characteristics of a nominee based on the composition of the Board as a whole and based on the nominee's qualifications, such as independence, diversity, skills, age and experience in such areas as operations, finance, marketing and sales. See also "*Corporate Governance and Nominating Committee*" below.

Any stockholder holding shares of our common stock may suggest a candidate for election to the Board of Directors to the Corporate Governance and Nominating Committee by directing the suggestion in writing to Lantronix, Inc., 167 Technology Drive, Irvine, California 92618, Attention: Corporate Secretary. The suggestion must include the suggested candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the suggested candidate confirming willingness to serve, information regarding any relationships between the suggested candidate and Lantronix and evidence of the suggesting stockholder's ownership of our common stock. Such suggestions must also include a statement from the suggesting stockholder in support of the suggested candidate, particularly within the context of the criteria for Board membership, including issues of character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments and personal references. The Corporate Governance and Nominating Committee will consider such suggestions for candidates for Board membership, but it is not obligated to include them on the Company's slate of nominees for directors.

In addition, a stockholder may nominate a person directly for election to our Board of Directors, provided the person meets the requirements set forth in the rules and regulations of the SEC related to proxy access (if any) and the requirements set forth in our Bylaws. The process for properly submitting a stockholder proposal, including a proposal to nominate a person for election to our Board of Directors at an annual meeting, is described in the section above entitled "*Deadline of Receipt of Stockholder Proposals.*"

Board Leadership Structure

At such times as an independent director is serving as Chairman of the Board, the leadership of the Board is the responsibility of the Chairman. Mr. Thomas Wittenschlaeger, who is an independent director, has served as Chairman of the Board since July 12, 2011. In accordance with our Corporate Governance Guidelines, if a non-independent director were serving as Chairman of the Board, the leadership of the Board would be shared by the Chairman and a lead independent director who would be appointed by the independent directors from among themselves. We believe that this leadership structure provides the appropriate level of independent oversight necessary to ensure that the Board meets its fiduciary obligations to our stockholders, that the interests of management and our stockholders are properly aligned, and that we establish and follow sound business practices and strategies that are in the best interests of our stockholders.

Risk Oversight

Management has primary responsibility for identifying and mitigating risks to the Company, while our Board of Directors has overall responsibility for oversight of such risks, with a focus on the most significant risks facing the Company. At the beginning of each fiscal year, management and the Board jointly review the strategic goals of the Company and associated risks. Throughout the year, the Board and the committees to which the Board has delegated responsibility dedicate a portion of their meetings to review and discuss specific risk topics in greater detail. For example, strategic and operational risks are presented and discussed at regularly-scheduled Board meetings and at presentations to the Board and its committees by executive management.

The Board has delegated responsibility for the oversight of specific risks to Board committees as follows:

- The Audit Committee oversees our risk policies and processes relating to financial statements and financial reporting, as well as investment, capital structure and compliance risks, and the guidelines, policies and processes for monitoring and mitigating those risks.

- The Compensation Committee oversees risks associated with the Company's incentive plans, the compensation of executive management, and the effect the compensation structure may have on business decisions.

- The Nominating and Corporate Governance Committee oversees risks related to the Company's governance structure and the evaluation of individual board members and committees.

The Board's risk oversight process builds upon management's enterprise-wide risk assessment and mitigation processes, which include ongoing monitoring of various risks including those associated with long-term strategy and business operations; regulatory and legal compliance; and financial reporting.

Board Meetings and Committees

Our Board of Directors currently consists of five (5) directors, the majority of whom the Board has determined are independent under the requirements of the NASDAQ Stock Market and applicable SEC rules. Mr. Hoshi Printer, Mr. John Rehfeld, Mr. Howard T. Slayen, and Mr. Thomas M. Wittenschlaeger are all independent under the requirements of the NASDAQ Stock Market and applicable SEC rules. The Board of Directors held a total of eighteen (18) meetings during the 2011 fiscal year, and it met without the presence of management for a portion of each meeting. The aforementioned meetings included dedicated discussions related to an independent investigation conducted by the Audit Committee as discussed further below. In addition, during the year, certain matters were approved by the Board of Directors, or a Committee of the Board of Directors, or by unanimous written consent. During fiscal year 2011, the Board of Directors had three (3) standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee. Each Committee has a written charter approved by the Board of Directors, which is available on our website at www.lantronix.com.

Primary Functions of the Board of Directors

Our Board of Directors oversees the conduct of our business by management and reviews our financial objectives, major corporate plans, strategies, actions and major capital expenditures. Our directors are expected to promote the best interests of our stockholders in terms of corporate governance, fiduciary responsibilities, compliance with laws and regulations, and maintenance of accounting and financial controls. Our directors participate in the selection, evaluation and, where appropriate, replacement of our chief executive officer. Directors also provide input to our chief executive officer for the evaluation and recruitment of our principal senior executives. We strongly encourage all of our directors to attend each annual meeting of stockholders. All five (5) of our current five (5) directors attended last year's annual meeting.

Each incumbent director attended 75% or more of the total number of meetings of our Board of Directors and the meetings of the committees of the Board on which the director served that were held during the 2011 fiscal year and while the director was serving as such.

Audit Committee

The 2011 Audit Committee currently consists of the following members: Mr. Hoshi Printer (Chairperson), Mr. John Rehfeld and Mr. Thomas M. Wittenschlaeger. Mr. Printer joined the Audit Committee effective December 15, 2010 and Mr. Rehfeld effective July 12, 2011. As of July 12, 2011, Mr. Printer became the Chairperson of the Audit Committee (succeeding Mr. Howard Slayen), while Mr. Wittenschlaeger continued to serve on the Committee. Each member of the 2011 Audit Committee met the NASDAQ and SEC requirements as to independence and financial knowledge. During fiscal year 2011, the Audit Committee met twenty-eight (28) times. The Board has determined that Mr. Printer, Chairperson of the Audit Committee, is an "audit committee financial expert" as defined by rules of the SEC. A copy of the Audit Committee Charter can be found on our website, www.lantronix.com. The report of the Audit Committee is included on page 14 of this Proxy Statement.

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, its compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, the performance of the independent registered public accounting firm, risk assessment and risk management, and finance and investment functions. Among other matters, the Audit Committee: prepares the Audit Committee Report for inclusion in the annual proxy statement; annually reviews its charter and performance; appoints, evaluates and determines the compensation of the independent registered public accounting firm; reviews and approves the audit fees and the financial statements; reviews our disclosure controls and procedures, internal controls, information security policies and corporate policies with respect to financial information and earnings guidance; oversees investigations into complaints concerning financial matters; and reviews other risks that may have a significant impact on our financial statements. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties. All committee members must be financially literate, and at least one member shall have accounting or related financial management expertise. During fiscal year 2011, the Audit Committee oversaw a voluntary independent investigation conducted with respect to certain allegations raised by a member of the Board as to potential inadequacies of the Company's internal controls and potential misconduct of certain members of management. Twenty (20) of the twenty-eight (28) Audit Committee meetings in fiscal 2011 were in relation to such independent investigation.

Compensation Committee

The Compensation Committee currently consists of the following members: Mr. John R. Rehfeld (Chairperson), Mr. Hoshi Printer and Mr. Thomas Wittenschlaeger. During fiscal year 2011, the Compensation Committee met twelve (12) times. Mr. Printer joined the Compensation Committee effective December 15, 2010 and Mr. Wittenschlaeger effective July 12, 2011. Our Board has determined that each member of the Compensation Committee meets the applicable NASDAQ, SEC and Internal Revenue Service rules and requirements as to independence for Compensation Committee members. A copy of the Compensation Committee Charter can be found on our website, www.lantronix.com.

Scope and Authority of Compensation Committee. Among other responsibilities set forth in its charter, the Compensation Committee determines our overall policies on compensation and the compensation to be provided to our Chief Executive Officer and other executive officers, including, among other things, annual salaries and bonuses, stock-based awards, stock options, and other compensation arrangements. In addition, the Compensation Committee administers the Company's equity incentive plans and reviews the philosophy and policies behind, and any material risks created by, the salary, bonus and equity compensation arrangements for all other employees. The Compensation Committee also makes recommendations to the Board of Directors with respect to amendments to the Company's equity incentive plans and changes in the numbers of shares reserved for issuance thereunder. The Compensation Committee may form subcommittees for any purpose the Compensation Committee deems appropriate and may delegate to such subcommittees such power and authority as the Compensation Committee deems appropriate.

Role of Officers and Compensation Consultants in Recommending Compensation. The agenda for meetings of the Compensation Committee is determined by its Chairperson with the assistance of our Human Resources and Finance Departments. Compensation Committee meetings are regularly attended by our Chief Executive Officer, our Chief Financial Officer, representatives from Human Resources, and other employees with functional responsibilities related to the committee's work. In fiscal 2011, the Compensation Committee retained an outside compensation consultant, Frederick W. Cook & Co. ("FW Cook"), to review and assist Lantronix with executive and director compensation and to consult with Lantronix in fiscal 2011. FW Cook was engaged to conduct a competitive market analysis for the Company's top five (5) executives, provide assistance in creation of company-wide incentive guidelines, including but not limited to equity grant guidelines for hiring as well as ongoing annual guidelines and provide periodic consultation to the chairperson of the Compensation Committee and other members as required. These consulting services did not exceed $120,000 in fiscal 2011.

Corporate Governance and Nominating Committee

Our director nominees are selected by a majority of the independent directors of the Board of Directors. In addition, we have a Corporate Governance and Nominating Committee, which currently consists of the following members: Mr. Thomas M. Wittenschlaeger (Chairperson), Mr. John R. Rehfeld, and Mr. Hoshi Printer. During fiscal year 2011, the Corporate Governance and Nominating Committee met five (5) times. Mr. Printer joined the Corporate Governance and Nominating Committee effective July 12, 2011. Our Board has determined that all members of the Corporate Governance and Nominating Committee meet the independence requirements of the SEC and NASDAQ. A copy of the Corporate Governance and Nominating Committee Charter can be found on our website, www.lantronix.com.

The Corporate Governance and Nominating Committee assists the Board in overseeing the implementation and monitoring the effectiveness of our Corporate Governance Guidelines and Code of Conduct and in developing and recommending to the Board modifications and/or additions to those and other corporate policies. The committee reviews our overall corporate governance as well as Board policies and procedures and recommends improvements as needed. The committee is also responsible for recommending director nominees for election at each annual meeting of stockholders and for the review and approval of related party transactions, as well as evaluation of the "independence" of directors and director nominees against the independence requirements of the NASDAQ rules, SEC rules and other applicable laws. The committee also reviews and recommends compensation programs for outside directors and oversees the director performance evaluation process.

Criteria for Director Nominees and Board Diversity. The Board believes that it should be composed of directors with diverse, complementary backgrounds, and that directors should, at a minimum, exhibit proven leadership capabilities and experience at a high level of responsibility within their chosen fields and have the ability to quickly grasp complex principles of business, finance and technology. Directors should possess the highest personal and professional ethics, integrity and values and should be committed to representing the long-term interests of our stockholders.

When considering a candidate for director, the committee takes into account a number of factors, including the following:

- Independence from management;
- Depth of understanding of technology, manufacturing, sales and marketing, finance and/or other elements directly relevant to our business;
- Education and professional background;
- Judgment, skill, integrity and reputation;
- Existing commitments to other businesses as a director, executive or owner;
- Personal conflicts of interest, if any;
- The size and composition of our existing Board; and
- Diversity of skills, backgrounds, experiences and other qualifications, to meet Lantronix' ongoing needs.

In general, candidates who hold or who have held an established executive-level position in a high technology company are preferred. The Board's consideration of diversity as a criteria for director nominations is primarily focused on evaluating a nominee's expected contribution to the diversity of skills, background, experiences and perspectives, given the then existing composition of the Board as a whole.

When seeking candidates for director, the committee may solicit suggestions from incumbent directors, management, stockholders and others. Additionally, the committee has in the past used, and may continue to use, the services of third party search firms to assist in the identification and analysis of appropriate candidates. After conducting an initial evaluation of a prospective candidate, the committee will interview that candidate if it believes the candidate might be suitable. The committee may also ask the candidate to meet with other members of the Board and with management. If the committee believes a candidate would be a valuable addition to the Board, it may recommend to the Board that candidate's appointment or election. The committee applies the same standards of review to all prospective candidates for director, regardless of who initially brings them to the committee's attention.

Code of Conduct and Complaint Procedures

We have adopted a Code of Business Conduct and Ethics Policy (the "Code of Conduct") that applies to all of our directors, officers and employees. The Code of Conduct operates as a tool to help our directors, officers and employees understand and adhere to the high ethical standards we expect. The Code of Conduct is available on our website at www.lantronix.com. Stockholders may also obtain copies at no cost by writing to our Corporate Secretary at our corporate headquarters.

Concerns relating to accounting, internal controls or auditing matters should be brought to the attention of a member of our senior management or the Audit Committee, as appropriate, and are handled in accordance with procedures established by the Audit Committee with respect to such matters.

Stockholder Communications with Our Board of Directors

You may communicate with any director, the entire Board of Directors or any committee of the Board by sending a letter to the director, the Board or the committee, addressed to our Corporate Secretary at Lantronix, Inc., 167 Technology Drive, Irvine, California 92618. Unless the letter is marked "confidential," our Corporate Secretary will review the letter, categorize it and forward it to the appropriate person. Any stockholder communication marked "confidential" will be logged as "received" and forwarded to the appropriate person without review.

2010 Proxy Contest

On August 19, 2010, TL Investment GmbH ("TLI"), of which Mr. Bruscha owns 100% of the stock, delivered a letter to the Company, notifying Lantronix that, as its largest stockholder, it intended to nominate three (3) members for election to the Company's Board of Directors at the 2010 Annual Meeting of Stockholders. Subsequently TLI filed a Preliminary Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934, as amended, in support of such proposal on October 13, 2010. The Company and TLI engaged in a proxy contest, which was resolved by entering into a settlement agreement dated November 29, 2010 between the parties (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the Company and TLI agreed, in connection with the 2010 Annual Meeting of Stockholders, that the Company would (i) nominate seven persons for election to the Board, including Bernhard Bruscha and Hoshi Printer or their respective replacements, in the Company's slate of nominees for election to the Board of Directors at the 2010 Annual Meeting of Stockholders and (ii) amend its Schedule 14A to reflect the inclusion of such individuals on the Company's slate of recommended nominees for election to the Board of Directors at the 2010 Annual Meeting of Stockholders. TLI agreed to certain standstill restrictions through the end of the Company's 2011 Annual Meeting of Stockholders, including TLI's agreement not to increase its beneficial ownership of the Company's common stock above 38% of the Company's then currently outstanding common stock. Additionally, TLI agreed to a refrain from making any public announcement with respect to, or submitting a proposal or offer of any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company or any of its securities or assets. With respect to the 2011 Annual Meeting, the Settlement Agreement also stated that the Company would nominate seven persons for election to the Board, of which TLI would be entitled to nominate three (3) persons. The Settlement Agreement, by its terms, was to terminate upon the earlier of (i) the day after the Company's 2011 Annual Meeting; (ii) the 15-month anniversary of the effective date of the Settlement Agreement; or (iii) in the event Mr. Bruscha ceased to own or control a majority in interest of TLI, in each case if not previously terminated by the mutual agreement of the Company and TLI. By its terms, the Settlement Agreement provided that, irrespective of any termination or expiration of the Settlement Agreement, neither TLI, the Company, nor any officer or director thereof was to call a special meeting of stockholders of the Company to be held regarding any election of directors within six months after the 2011 Annual Meeting of Stockholders.

Following a review of the current corporate governance of the Company in light of two resignations from the Board of Directors (Mr. Jerry Chase's resignation as a result of his separation agreement entered into as of June 22, 2011, and the resignation of the Chairman of the Board, Mr. Larry Sanders, on June 24, 2011), and one pending resignation from the Board of Directors of Mr. Howard Slayen, to be effective one day prior to the date of the Company's 2011 Annual Meeting, as well as the current scope of the Company's operations, the Board concluded that the Company would be best served with a Board comprised of fewer than seven (7) members. The Board believed that it would be in the best interests of the Company to reduce the size of the Board to four (4) members effective upon the date of the 2011 Annual Meeting. The Board intends to actively consider expanding the number of directors in the future as the scope of the Company's operations warrant.

As a pre-requisite to reducing the size of the Board, the Company entered into an agreement with TLI and Mr. Bruscha dated August 9, 2011 (the "Termination Agreement") to terminate the Settlement Agreement on such date, prior to the date the Settlement Agreement would otherwise have expired. Pursuant to the terms of the Termination Agreement: (i) Mr. Bruscha, in his capacity as a member of the Board, agreed to recuse himself from deliberating and voting as a director with regard to the appointment of a fifth director of the Company in the event the Board determines to expand the size of the Board following the Company's 2011 Annual Meeting (with such agreement to recuse himself terminating on March 15, 2012); and (ii) TLI agreed that, until November 16, 2011, it shall not, alone or in conjunction with any third party, without the prior written consent of the Company, make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company or any of its securities or assets.

PROPOSAL ONE

ELECTION OF DIRECTORS

Our Board of Directors currently consists of five (5) members. The terms of all five (5) directors will expire at the Annual Meeting. Effective as of the date of the Annual Meeting, the Board of Directors has reduced the authorized number of directors from five (5) to four (4). Accordingly, the stockholders will elect four (4) directors at the Annual Meeting. Four (4) of our incumbent directors, Bernhard Bruscha, Hoshi Printer, John Rehfeld and Thomas M. Wittenschlaeger, are being nominated by the Board for re-election. There are no family relationships among any directors or executive officers. In the event that less than four (4) persons are duly nominated and elected, vacancies on the Board may be filled by a majority of the elected directors.

If elected at the Annual Meeting, each nominee will serve until the 2012 Annual Meeting of Stockholders and until his successor is elected and qualified, or until his earlier resignation or removal. A director elected to fill a vacancy (including a vacancy created by an increase in the size of the Board of Directors) will serve until the next annual meeting of stockholders and until his successor is elected and qualified.

Unless otherwise instructed, the holders of proxies solicited by this Proxy Statement will vote the proxies received by them for our four nominees. Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by signed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the Proxy holders will vote for a nominee designated by the current Board of Directors to fill the vacancy. We are not aware of any reason that the Company's nominees will be unable or will decline to serve as directors. The Board of Directors recommends a vote "FOR" the election of the Company's four (4) nominees. Since the deadline for providing advance notice of stockholder nominations for directors has already passed, no additional persons may be nominated from the floor.

The names of the current members of our Board of Directors, their ages as of September 19, 2011, and certain other information about them are set forth below.

Name	Age	Position at Lantronix	Director Since	Committee Memberships
Thomas M. Wittenschlaeger[(1)]	54	Chairman of the Board of Directors	September 2007	Corporate Governance and Nominating Committee (Chairperson), Compensation Committee and Audit Committee
Bernhard Bruscha[(1)]	58	Director	August 2007	None
Hoshi Printer[(1)]	69	Director	December 2010	Corporate Governance and Nominating Committee, Compensation Committee and Audit Committee (Chairperson)
John Rehfeld[(1)]	71	Director	May 2010	Corporate Governance and Nominating Committee, Compensation Committee (Chairperson) and Audit Committee
Howard T. Slayen	64	Director	August 2000	None

(1) Current nominee for reelection to our Board of Directors (the "Company Nominees").

Director Nominees

Thomas M. Wittenschlaeger was elected to our Board of Directors in September 2007 and elected Chairman of our Board of Directors in July 2011. Mr. Wittenschlaeger has led the Advanced Network Sciences initiative at NantWorks LLC in Los Angeles, CA, since September 2011. NantWorks LLC is a company newly formed by Dr. Patrick Soon-Shiong, whose mission is to converge semiconductor technology, supercomputing, advanced networks, and augmented intelligence for the benefit of science and healthcare. He served as Chairman and CEO of Raptor Networks Technology, Inc. from 2004 to 2011, when it was acquired by NantWorks and is the inventor and holder of multiple patents in hybrid fabric networking, communications, and spatially diverse supercomputing. Prior to assuming the role as Raptor's CEO in 2004, Mr. Wittenschlaeger served for two years as Senior Vice President, Corporate Development and Chief Technology Officer of Personnel Group of America, Inc., an IT systems and staffing company. Earlier, he held various management and strategic technology leadership positions for 16 years at Hughes Aircraft Company, where he was involved in the development of advanced technology products and systems ranging from torpedoes to air traffic control systems. He holds a bachelor's degree in electrical engineering from the United States Naval Academy and achieved engineer certification on pressurized water reactors. He served in attack submarines in the Pacific theatre and is a veteran of Operations Desert Shield and Desert Storm. Mr. Wittenschlaeger's current experience as CEO of Raptor Networks and his prior experience as an executive in the technology industry provide him with the skills and qualifications to serve on our Board of Directors.

Bernhard Bruscha has been a member of the Company's Board of Directors since August 2007. Mr. Bruscha served as Chairman of the Company's Board of Directors from June 1989 to May 2002, and is the Company's largest stockholder, with beneficial ownership of approximately 37.9% of its outstanding Common Stock as of the Record Date. Mr. Bruscha is a serial entrepreneur and started his career in the 1970s, as one of three founding partners in a computer networking software company and for more than 20 years has successfully founded, grown and sold or merged several technology and other companies. Since May 2002, Mr. Bruscha has served as Chairman of the Supervisory Board of transtec AG, a computer systems manufacturer and direct computer reseller, and he has also been an active designer of software systems. Mr. Bruscha is also Managing Director of TL Investment GmbH and Managing Director of technovest alpha GmbH located in Tübingen, Germany. Mr. Bruscha is not on the board of any public company or any company registered as an investment company under the Investment Company Act of 1940. Three (3) international customers of the Company, transtec AG, barix AG and Lynx IT-Systeme GmbH (previously known as Triple Stor GmbH), are related parties of Lantronix due to common ownership by Mr. Bruscha, accounting in the aggregate for approximately 2% and 1% of our net revenues for the 2011 and 2010 fiscal years, respectively, or approximately $942,000 and $642,000, respectively. See "*Other Information – Related Party Transactions*" below. As reflected in the biographical information summarized above, Mr. Bruscha has extensive business, managerial, executive and leadership experience in the technology industry, having founded several technology distribution and hardware companies, making him a valuable member of the Board of Directors.

Hoshi Printer has been a member of our Board of Directors since December 2010. Mr. Printer's background includes four decades of relevant general and financial management experience, including serving as chief financial officer for several technology companies including Autobytel, an online automotive marketplace, Peerless Systems Corporation, an embedded imaging systems company, Neuron Data, developers of high-end, client-server, object- and web-oriented tools, Soane Technologies, an ophthalmic and bioscience business, and Catalytica, developers of environmental technology. From 2005 to 2010, Mr. Printer has been a Chief Financial Officer consultant, including with Private Access, Inc., a technology company, from January 2010 to December 2010, with Trustin Technology LLC, a supply chain management solution provider, from April 2007 through February 2008, with Avamar Technologies, Inc., a provider of enterprise data protection software, from January 2006 through January 2007, and with Path 1 Network Technologies, a broadcaster of television over IP (and now a division of IP Video Networks, Inc.), from May 2005 through October 2005. Mr. Printer has also served as the divisional Vice President of Finance for Xerox Corporation. Mr. Printer serves on the board of Forum for Corporate Directors (FCD) (2007 to present), a non-profit organization dedicated to enhancing boardroom performance, was the President of Software Council of Southern California in 2004, and on the Board of business college of California State University, Fullerton, from 2002 to 2004. He has not been on the board of any other public company or any company registered as an investment company under the Investment Company Act of 1940 during the past five years.

John Rehfeld has been a member of our Board of Directors since May 2010. Mr. Rehfeld is currently on the Board of Directors of, Local.com Corporation, a local search engine provider, and Enkeboll Design, a privately held company. Mr. Rehfeld previously served from 2004 to 2010 on the Board of Directors of ADC Telecom, a provider of network infrastructure solutions that was sold in December 2010, and from 2002 to 2011 on the Board of Directors of Overtone, a privately held company that monitors company-hosted online forums and feedback platforms that was sold in April 2011. He also currently serves as an adjunct professor for both Pepperdine University and the University of San Diego. Mr. Rehfeld served as Chief Executive Officer of Spruce Technologies, Inc., a DVD authoring software company, during 2001. From 1997 to 2001, Mr. Rehfeld served as Chairman and Chief Executive Officer of ProShot Golf, Inc. He also served as President and Chief Executive Officer of Proxima Corporation from 1995 to 1997 and as President and Chief Executive Officer of ETAK, Inc. from 1993 to 1995. Mr. Rehfeld is also the Chairman Emeritus of the Forum of Corporate Directors in Orange County, California. Mr. Rehfeld's over 30 years of executive experience in high growth industries, including: prior experience as a Chief Executive Officer of a number of companies; prior and current experience serving as a director of a number of public and private companies; and a distinguished educational background, including a Masters of Business Administration degree from Harvard University and a Bachelor of Science degree in Chemical Engineering from the University of Minnesota, as well as his current positions as adjunct professor of marketing and strategy for the Executive MBA Programs at Pepperdine and the University of San Diego, provide him with the skills and qualifications to serve on our Board of Directors.

Current Director who is not a Nominee for Reelection

Howard T. Slayen has been a member of our Board of Directors since August 2000. From June 2001 to the present, Mr. Slayen has been providing independent financial consulting services to various organizations and clients. From September 1999 to May 2001, Mr. Slayen was Executive Vice President and Chief Financial Officer of Quartz Inc., a web-hosted communications business. From 1971 to September 1999, Mr. Slayen held various positions with PricewaterhouseCoopers/Coopers & Lybrand, including his last position as a Corporate Finance Partner. During his over 30 years of professional service, Mr. Slayen served primarily high technology companies located in Silicon Valley. His expertise is broad, covering subject matter including taxation (domestic, international, state and local), mergers and acquisitions (tax and accounting, structuring, due diligence and valuations), compensation (tax and accounting, structuring and consequences), and financing. His clients while at PricewaterhouseCoopers included some of the largest technology companies (AT&T, Cisco, Lucent, Pacific Telesis). He also had engagement responsibility for some of the most prominent venture capital firms, including Kleiner, Perkins, Caufield & Byers; Summit Partners; U.S. Venture Partners; and Interwest Partners. During his career he was a frequent speaker on both technical and business issues before numerous professional groups. He was a licensed member of the State Bar of California as well as a Certified Public Accountant, which gave him a unique perspective on the business and technical issues. Mr. Slayen's financial and executive experience provided him with the skills and qualifications to serve on our Board of Directors. During the past five years, Mr. Slayen has served on the Board of Directors of Aehr Test Systems (2008 to present), Netopia, Inc. (2003 to 2007) and Quark BioPharmaceutical (2007 to 2008) as well as several private companies. He also serves on the boards of directors of the not-for-profit organizations Child Advocates of Silicon Valley (2006 to present) and Jewish Family and Children Services of San Francisco (2008 to 2009).

Vote Required

Directors are elected by a plurality vote. The nominees for director receiving the highest number of affirmative votes of the shares entitled to be voted for them shall be elected as directors, up to a total of four (4) directors. Votes withheld and abstentions have no legal effect on the election of directors due to the fact that such elections are by a plurality.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE COMPANY'S FOUR NOMINEES SET FORTH ABOVE.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We are asking our stockholders to ratify the Audit Committee's selection of McGladrey & Pullen, LLP as our independent registered public accountants for the fiscal year ending June 30, 2012.

McGladrey & Pullen, LLP was engaged in January 2005 and has served as our independent registered public accountants since then. A representative of McGladrey & Pullen, LLP will be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and be available to answer any appropriate questions.

Audit and Related Fees

The following table is a summary of the fees billed for professional services performed by McGladrey & Pullen, LLP, our independent registered public accountants for services rendered during the fiscal years ended June 30, 2011 and 2010:

Fee Category	Year Ended June 30, 2011	Year Ended June 30, 2010
Audit fees	$ 452,712	$ 348,610
Audit-related fees	–	–
Tax fees	69,220	50,333
All other fees	–	–
Total fees	$ 521,932	$ 398,943

Audit Fees. Consist of fees billed for professional services rendered for the audit of our consolidated financial statements and review of our quarterly interim consolidated financial statements, as well as services that are normally provided by our independent registered public accountants in connection with statutory and regulatory filings or engagements. In fiscal 2011, audit fees included fees relating to an independent investigation. See also "*Corporate Governance -- Audit Committee*" above.

Audit-Related Fees. Normally consist of fees billed for audits required by statute in certain locations outside the U.S. where we have operations and accounting consultations. There were no fees billed for this category for services rendered during the fiscal years ended June 30, 2011 and 2010.

Tax Fees. Consist of fees billed for professional services, including tax advice and tax planning and assistance regarding federal, state and international tax compliance and related services. McGladrey & Pullen, LLP was engaged to assist the company with tax compliance during the fiscal year ended June 30, 2011 and 2010.

All Other Fees. There were no fees for this category during the fiscal years ended June 30, 2011 and 2010.

Before selecting McGladrey & Pullen, LLP, the Audit Committee carefully considered the firm's qualifications as independent registered public accountants. This included a review of the qualifications of the engagement team, the quality control procedures the firm has established, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee's review included inquiry concerning any litigation involving McGladrey & Pullen, LLP and any proceeding by the SEC against the firm. In this respect, the Audit Committee concluded that the ability of McGladrey & Pullen, LLP to perform services for us is in no way adversely affected by such litigation or investigation. The Audit Committee's review also included matters required to be considered under the SEC's rules on auditor independence, including the nature and extent of non-audit services, to ensure that the auditors' independence will not be impaired. The Audit Committee pre-approves all audit and non-audit services provided by McGladrey & Pullen, LLP, or subsequently approves non-audit services in those circumstances where a subsequent approval is necessary and permissible. All of the services, if any, provided by McGladrey & Pullen, LLP described under "Audit-Related Fees," "Tax Fees" and "All Other Fees" were pre-approved by the Audit Committee. The Audit Committee of our Board of Directors has determined that the provision of services by McGladrey & Pullen, LLP other than for audit-related services is compatible with maintaining the independence of McGladrey & Pullen, LLP as our independent registered public accountants.

Required Vote; Recommendation of the Board of Directors

The affirmative vote of a majority of the Votes Cast is necessary to approve this proposal. Assuming a quorum is present, abstentions will have the effect of a vote "against" this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF MCGLADREY & PULLEN, LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING JUNE 30, 2012.

AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The Audit Committee of our Board of Directors performs general oversight of our financial accounting and reporting process, system of internal controls, audit process and the process for monitoring compliance with laws and regulations and our Code of Business Conduct and Ethics. The Audit Committee members are not professional auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accountants. The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Our management has primary responsibility for preparing our financial statements and implementing our financial reporting process, including our system of internal controls. Our independent registered public accountants, McGladrey & Pullen, LLP, are responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles. The Audit Committee meets periodically with the independent registered public accountants, with and without management present, to discuss the results of the independent registered public accountants' examinations and evaluations of our internal controls and the overall quality of our financial reporting. During fiscal year 2011, the Audit Committee oversaw a voluntary independent investigation conducted with respect to certain allegations raised by a member of the Board as to potential inadequacies of the Company's internal controls and potential misconduct of certain members of management. Twenty (20) of the twenty-eight (28) Audit Committee meetings in fiscal 2011 were in relation to such independent investigation.

For the fiscal year ended June 30, 2011, the Audit Committee met twenty-eight (28) times. The members of the Audit Committee took the following actions in fulfilling its oversight responsibilities:

(1) reviewed and discussed the annual audited financial statements and the quarterly results of operations with management, including a discussion of the quality and the acceptability of our financial reporting and controls as well as the clarity of disclosures in the financial statements;
(2) discussed with McGladrey & Pullen, LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T;
(3) received from McGladrey & Pullen, LLP written disclosures and the letter from McGladrey & Pullen, LLP as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with McGladrey & Pullen, LLP its independence; and
(4) based on the review and discussion referred to in (1) through (3) above, recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2011, for filing with the SEC.

The Audit Committee had several meetings dealing with Sarbanes-Oxley Section 404 testing to ensure compliance with regulatory and related guidance.

The Audit Committee
Hoshi Printer, Chair (member since 12/15/10; Chair since 7/12/11)
John Rehfeld (since 7/12/11)
Thomas M. Wittenschlaeger
Larry Sanders (until 12/15/10)
Howard Slayen (Chair until 7/12/11)

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to beneficial ownership of our common stock as of the Record Date (September 19, 2011), by: (i) each person known by us to be the beneficial owner of more than 5% of our common stock based on filings pursuant to Sections 13(d) or (g) of the Exchange Act; (ii) each of our current directors and nominees for director; (iii) each of our executive officers set forth in the Summary Compensation Table; and (iv) all current directors and executive officers as a group. Except as otherwise indicated, the address for each person is 167 Technology Drive, Irvine, California 92618. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated in the footnotes to the table, and subject to community property laws, where applicable, the persons and entities identified in the table below have sole voting and investment power with respect to all shares beneficially owned. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes shares of common stock underlying options or warrants held by such person that are exercisable within 60 calendar days of September 19, 2011 but excludes shares of common stock underlying options or warrants held by any other person. Percentage of beneficial ownership is based on 10,580,819 shares of common stock outstanding as of September 19, 2011.

	Beneficial Ownership	
Beneficial Owner Name	**Number of Shares**	**Percentage Ownership**
Greater than 5% Stockholders:		
TL Investment GmbH Biesingerstrasse 27, Tuebingen D-72072, Germany [(1)]	3,951,687	37.3%
Heartland Advisors, Inc./William J. Nasgovitz 789 North Water St. Milwaukee, WI 53202 [(2)]	977,557	9.2%
Leviticus Partners LP 60 East 42nd Street, Suite 901, New York, NY 10165 [(3)]	999,890	9.5%
Directors and Executive Officers:		
Bernhard Bruscha, Director [(4)]	4,038,250	37.9%
John Rehfeld, Director [(5)]	10,000	*
Hoshi Printer, Director [(6)]	10,000	*
Howard T. Slayen, Director** [(7)]	155,138	1.4%
Thomas M. Wittenschlaeger, Director [(8)]	86,563	*
Kurt Busch, President and Chief Executive Officer	–	–
Jeremy Whitaker, Chief Financial Officer and Secretary [(9)]	13,377	*
Larry Sanders, Former Interim President and Chief Executive Officer [(10)]	95,223	*
James Kerrigan, Former Interim Chief Financial Officer and Secretary	6,000	*
Jerry D. Chase, Former President and Chief Executive Officer [(11)]	270,591	2.5%
Reagan Y. Sakai, Former Chief Financial Officer and Secretary [(12)]	124,925	1.2%
All current executive officers and directors as a group (7 persons) [(13)]	4,313,327	39.6%

---

* Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

** Not nominated by the Company for re-election.

(1) Based upon information contained in a Schedule 13D filed by TL Investment GmbH with the Securities and Exchange Commission on August 11, 2011. Includes 3,951,687 shares held by TL Investment GmbH, with respect to which Mr. Bruscha has sole voting and investment power.

(2) Based upon information contained in a Schedule 13G filed jointly by Heartland Advisors, Inc. and William J. Nasgovitz with the Securities and Exchange Commission on February 10, 2011. All of the shares may be deemed beneficially owned by both (i) Heartland Advisors, Inc. by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and (ii) William J. Nasgovitz, as a result of his ownership interest in Heartland Advisors, Inc.

(3) Based upon information contained in a Schedule 13G/A filed jointly by Leviticus Partners, L.P., a Delaware limited partnership and AMH Equity, LLC, a New York limited liability company. AMH Equity, LLC is the general partner of Leviticus.

(4) Includes 3,951,687 shares held by TL Investment GmbH of which Mr. Bruscha is sole owner. For additional information see "*Corporate Governance – 2010 Proxy Contest*" above.

(5) Represents 10,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 19, 2011.

(6) Represents 10,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 19, 2011.

(7) Includes 122,638 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 19, 2011.

(8) Represents 86,563 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 19, 2011.

(9) Mr. Whitaker joined the Company as an executive officer as of September 26, 2011.

(10) Includes 90,640 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 19, 2011.

(11) Includes 200,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 19, 2011.

(12) Includes 93,832 shares of common stock issuable upon exercise of stock options exercisable within 60 days of September 19, 2011.

(13) Includes an aggregate of 315,763 shares issuable upon exercise of stock options held by five non-officer directors within 60 days of September 19, 2011. No current executive officers hold any options exercisable within such time period.

DIRECTOR COMPENSATION

Cash Compensation. In fiscal year 2011, with the exception of Mr. Bruscha who elected not to receive a cash fee for his services as a director, each non-employee director was to receive $26,000 cash compensation as an annual payment for his services as a director. The Chairman of the Board receives an additional $15,000 annual payment. The Chairs of the following Committees received the following additional annual payments, respectively: Audit Committee, $10,000; Compensation Committee, $7,500; and Corporate Governance and Nominating Committee, $5,000. The annual retainers are based on an expectation of four in-person meetings per year (one per quarter). Directors also receive $1,000 for each additional full-day in-person meeting in excess of one meeting per quarter and $500 for each telephonic conference.

Stock Option Program. Members of our Board of Directors who are not employees of ours, or any parent or subsidiary of ours ("Non-Employee Directors"), are eligible to participate in our 2010 Stock Plan. Under the 2010 Stock Plan, Non-Employee Directors are eligible to receive a discretionary grant of non-statutory stock options on the date such Non-Employee Director first joins our Board. Each Non-Employee Director is also eligible for an additional annual option grant. The exercise price for these options is 100% of the fair market value of the shares on the date of grant. These options have a term of seven (7) years; provided, however, that they may terminate earlier under certain circumstances.

During fiscal 2011, each Non-Employee Director was granted an option to purchase 10,000 shares at an exercise price of $3.45 per share. The options were fully vested as of the date of the grant and expire on December 15, 2017.

Reimbursements. We reimburse our Non-Employee Directors for travel expenses in accordance with the Company's travel and expense policies and procedures. In the case of Mr. Bruscha, for fiscal 2011 we agreed to provide a travel stipend of $2,016 per in-person meeting for which he traveled to the Company.

Except as described above, directors do not receive any other compensation for their services as our directors or as members of committees of the Board of Directors.

The table below summarizes the compensation earned by non-employee directors for services during the fiscal year ended June 30, 2011:

Director Compensation
For Fiscal Year Ended June 30, 2011

Name	Fees Earned or Paid in Cash ($)[1]	Option Awards ($)[2]	All Other Compensation ($)	Total ($)
Bernhard Bruscha[3]	–	21,811	18,144	39,955
John Rehfeld	53,000	21,811	–	74,811
Larry Sanders[4]	54,000	21,811	–	75,811
Howard T. Slayen	63,000	21,811	–	84,811
Thomas M. Wittenschlaeger	56,000	21,811	–	77,811
Hoshi Printer	34,500	21,811	–	56,311
Curtis Brown[5]	13,000	–	10,000	23,000
Marcelo Lima[5]	13,000	–	10,000	23,000
Lewis Solomon[5]	20,500	–	10,000	30,500

(1) For a description of annual non-employee director retainer fees and retainer fees for chair positions, see the narrative disclosure above.

(2) The dollar value of options shown represents the grant date fair value determined in accordance with FASB ASC Topic 718 pursuant to the Black-Scholes option pricing model, without any adjustment for estimated forfeitures. For a discussion of the valuation assumptions used in the calculations, see Note 5 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2011 referred to in this proxy statement as our fiscal 2011 Form 10-K.

(3) As described in the narrative above, Mr. Bruscha elected not to receive a cash fee for his services on the Board. "All Other Compensation" represents a travel stipend earned by Mr. Bruscha during the fiscal year ended June 30, 2011.

(4) Mr. Sanders served as a non-employee director until June 24, 2011.

(5) In fiscal year 2011, Messrs. Brown, Lima and Solomon received a pro-rated portion of their annual compensation for their service on the Board through December 15, 2010. "All Other Compensation" represents $10,000 cash compensation paid to each such director in lieu of meeting fees for their service as a non-employee director for the Company until December 15, 2010.

The following table shows, as of June 30, 2011, the total number of stock and option awards outstanding for each person who served as a non-employee director at any time during fiscal 2011:

Name	Stock Awards Outstanding (#)	Option Awards Outstanding (#)
Bernhard Bruscha	–	92,408
John Rehfeld	6,250	10,000
Larry Sanders	–	89,666
Howard T. Slayen	–	128,483
Thomas M. Wittenschlaeger	–	92,408
Hoshi Printer	–	10,000
Curtis Brown	–	–
Marcelo Lima	–	–
Lewis Solomon	–	–

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth information concerning compensation earned during the 2011 and 2010 fiscal years by all persons who served as an executive officer at any time during such years (referred to as the "Named Executive Officers").

Summary Compensation Table for 2011 and 2010 Fiscal Years

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	All Other Compensation ($)	Total ($)
Larry Sanders							
Interim President & CEO[3]	2011	8,308	–	–	–	2,769	11,077
Jerry D. Chase							
Former President & CEO	2011	360,000	19,428[4]	19,428[4]	109,055[5]	677,901[6]	1,185,812
President & CEO[7]	2010	353,077	–	–	215,894	38,730	607,701
James Kerrigan							
Interim CFO	2011	5,769	–	–	–	–	5,769
Reagan Y. Sakai							
Former CFO	2011	250,000	9,720[8]	9,720[8]	54,528[9]	241,634[10]	565,602
CFO[7]	2010	245,192	–	–	124,937	8,450	378,579

(1) The dollar value of stock awards shown represents the grant date fair value calculated on the basis of the fair market value of the underlying common stock on the respective grant dates in accordance with FASB ASC Topic 718 and without any adjustment for estimated forfeitures.

(2) The dollar value of options shown represents the grant date fair value determined in accordance with FASB ASC Topic 718 pursuant to the Black-Scholes option pricing model, without any adjustment for estimated forfeitures. For a discussion of the valuation assumptions used in the calculations, see Note 5 of Notes to Consolidated Financial Statements, included in Part IV, Item 15 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2011 referred to in this proxy statement as our fiscal 2011 Form 10-K.

(3) Option awards for Mr. Sanders do not include the grants made subsequent to fiscal 2011 year end. See *"Post-Termination and Change-in-Control Agreements – Appointment of Interim CEO and CFO During Fiscal Year 2011"* below. "All Other Compensation" amounts consisted of payments related to consulting services rendered by Mr. Sanders on June 22, 2011 and June 23, 2011.

(4) Mr. Chase's bonus was paid pursuant to his employment agreement, which provided for a bonus upon the satisfaction of performance metrics established by the Company's Compensation Committee. Each fiscal year the Compensation Committee establishes objectives that must be met in order to earn the full bonus, which may include operating metrics, objective and subjective leadership dimensions and performance metrics in the operation of the Company and the achievement of financial objectives set forth in the annual business plan approved by the Company's Board of Directors. Mr. Chase's bonus was paid 50% in cash and 50% in an award of stock.

(5) Represents an incentive stock option to purchase 50,000 shares, which was originally granted on December 15, 2010 and was to vest over a period of four (4) years such that (i) 25% of the shares would vest upon the first anniversary of the grant date and (ii) 1/48 of the total grant amount would vest monthly thereafter, subject to Mr. Chase continuing to be a Service Provider (as defined in the 2010 Stock Plan) on such dates. However, pursuant to that certain Separation Agreement, effective as of June 22, 2011 (the "Chase Separation Agreement"), by and between Lantronix, Inc. and Jerry Chase, the vesting of the shares subject to this grant was accelerated, such that 100% of the shares subject to the grant vested as of June 30, 2011. Additionally, pursuant to the Chase Separation Agreement, the post-termination exercise period was extended for one (1) year to June 30, 2012. See *"Post-Termination and Change-in-Control Agreements – Separation Agreement with Jerry Chase"* below.

(6) "All Other Compensation" amounts for fiscal 2011 consisted of $638,602 of payments related to the Chase Separation Agreement (excluding fees for future consulting services), relocation assistance of $27,609 pursuant to Mr. Chase's employment agreement, his automobile allowance of $10,000 and life insurance premiums in the amount of $1,690. See *"Post-Termination and Change-in-Control Agreements – Separation Agreement with Jerry Chase"* below.

(7) The annual base salary for Mr. Chase and Mr. Sakai was $360,000 and $250,000, respectively. Their actual salary received in fiscal year 2010 was slightly less than their normal base salary due to companywide furloughs during fiscal 2010.

(8) Mr. Sakai's bonus was paid pursuant to his employment agreement, which provided for a bonus upon the satisfaction of performance metrics established by the Company's Compensation Committee. Each fiscal year the Compensation Committee establishes objectives that must be met in order to earn the full bonus, which may include operating metrics, objective and subjective leadership dimensions and performance metrics in the operation of the Company and the achievement of financial objectives set forth in the annual business plan approved by the Company's Board of Directors. Mr. Sakai's bonus was paid 50% in cash and 50% in an award of stock.

(9) Represents an incentive stock option to purchase 25,000 shares, which was originally granted on December 15, 2010 and was to vest over a period of four (4) years such that (i) 25% of the shares would vest upon the first anniversary of the grant date and (ii) 1/48 of the total grant amount would vest monthly thereafter, subject to Mr. Sakai continuing to be a Service Provider (as defined in the 2010 Stock Plan) on such dates. However, pursuant to that certain Sakai Separation Agreement, effective as of June 23, 2011 (the "Sakai Separation Agreement"), by and between Lantronix, Inc. and Reagan Sakai, the vesting of the shares subject to this grant was accelerated, such that 100% of the shares subject to the grant vested as of June 30, 2011. Additionally, pursuant to the Sakai Separation Agreement, the post-termination exercise period was extended for eighteen (18) months to December 31, 2012. See *"Post-Termination and Change-in-Control Agreements – Separation Agreement with Reagan Sakai"* below.

(10) "All Other Compensation" amounts for fiscal 2011 consisted of $223,802 of payments related to the Sakai Separation Agreement (excluding fees for future consulting services), payment of Mr. Sakai's automobile allowance of $8,450, payment of accrued vacation in the amount of $7,692 and life insurance premiums in the amount of $1,690. See *"Post-Termination and Change-in-Control Agreements – Separation Agreement with Reagan Sakai"* below.

Outstanding Equity Awards

The table below shows all outstanding equity awards held by our Named Executive Officers at the end of the fiscal year ended June 30, 2011.

Outstanding Equity Awards at 2011 Fiscal Year End

	Option Awards				
Name	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Unexercisable (#)**	**Grant Date**	**Option Exercise Price ($)**	**Option Expiration Date**
Larry Sanders	4,166 (1)	–	12/13/2007	5.22	12/13/2017 (1)
	20,833 (2)	–	2/29/2008	4.32	03/01/18 (2)
	6,862 (3)	–	5/20/2008	5.10	05/20/2018 (3)
	32,704 (4)	–	11/19/2008	3.18	06/24/2012 (4)(5)
	15,101 (6)	8,281 (7)	11/18/2009	3.06	06/24/2012 (5)(6)
	10,000 (8)	–	12/15/2010	3.45	12/15/2017 (8)
James Kerrigan	–	–	–	–	–
Jerry D. Chase	150,000 (9)	–	2/19/2008	4.98	06/30/2012 (10)
	50,000 (9)	–	12/15/2010	3.45	06/30/2012 (10)
Reagan Y. Sakai	25,000 (11)	–	12/1/2006	9.12	12/31/2012 (12)
	2,166 (11)	–	11/19/2007	5.88	12/31/2012 (12)
	41,666 (11)	–	2/29/2008	4.32	12/31/2012 (12)
	25,000 (11)	–	12/15/2010	3.45	12/31/2012 (12)

---

(1) Fifty percent (50%) of the shares subject to this option vested on 12/13/2008 (the one-year anniversary of the grant date), and the remaining shares vested on a monthly basis thereafter, such that 100% of the shares subject to this option were fully vested as of 12/13/2010. Mr. Sanders ceased to be a Service Provider as defined within the 2000 Stock Plan as of August 26, 2011 and therefore has ninety (90) days from such date within which to exercise such option, after which the option will expire with respect to any unexercised shares.

(2) The shares subject to this option vested such that: (i) thirty percent (30%) of the shares vested on the first anniversary of the grant date; (ii) thirty percent (30%) of the shares vested on the second anniversary of the grant date; and (iii) the remaining forty percent (40%) of the shares vested on the third anniversary of the grant date, such that the option was fully vested as of 02/28/2011. Notwithstanding the foregoing vesting schedule, vesting of this option was subject to acceleration upon satisfaction of certain performance criteria related to the Company's closing stock price on the NASDAQ Capital Market. Mr. Sanders ceased to be a Service Provider as defined within the 2000 Stock Plan as of August 26, 2011 and therefore has ninety (90) days from such date within which to exercise such option, after which the option will expire with respect to any unexercised shares.

(3) The shares subject to this option vested such that: (i) thirty percent (30%) of the shares vested on the first anniversary of the grant date; (ii) thirty percent (30%) of the shares vested on the second anniversary of the grant date; and (iii) the remaining forty percent (40%) of the shares vested on the third anniversary of the grant date, such that the option was fully vested as of 05/20/2011. Notwithstanding the foregoing vesting schedule, vesting of this option was subject to acceleration upon satisfaction of certain performance criteria related to the Company's closing stock price on the NASDAQ Capital Market. Mr. Sanders ceased to be a Service Provider as defined within the 2000 Stock Plan as of August 26, 2011 and therefore has ninety (90) days from such date within which to exercise such option, after which the option will expire with respect to any unexercised shares.

(4) This option was granted to Mr. Sanders in his capacity as a member of the Board of Directors. The shares subject to this option vested and became exercisable in full as of November 19, 2009, one year after the grant date. Mr. Sanders ceased to be an Outside Director, as defined within the 2000 Stock Plan (as amended), on June 24, 2011 and therefore had one (1) year from such date within which to exercise such option, after which the option would expire with respect to any unexercised shares. This option was amended as reflected in footnote (5). See *"Post-Termination and Change-in-Control Agreements – Appointment of Interim CEO and CFO During Fiscal Year 2011"* below.

(5) Subsequent to 2011 fiscal year end and pursuant to that certain Amendment to Larry Sanders's Option Agreements, dated as of August 30, 2011 (the "Option Amendment"), by and between Larry Sanders and Lantronix, Inc., the exercise period for this option was extended through August 26, 2012. See *"Post-Termination and Change-in-Control Agreements – Appointment of Interim CEO and CFO During Fiscal Year 2011"* below.

(6) Fifty percent (50%) of the shares subject to this option vested on November 18, 2010 (the one-year anniversary of the grant date) and 1/24 of the remaining shares were to vest ratably on a monthly basis thereafter such that 100% of the grant shall be fully vested as of three years following the grant date. Notwithstanding the foregoing vesting schedule, vesting may accelerate upon the Company being acquired in a change-of-control transaction. Mr. Sanders ceased to be an Outside Director, as defined within the 2000 Stock Plan (as amended), on June 24, 2011 and therefore the option ceased vesting on such date and therefore Mr. Sanders had one (1) year from such date within which to exercise such option, after which the option would expire with respect to any unexercised shares. This option was amended as reflected in footnote (5). See also *"Post-Termination and Change-in-Control Agreements – Appointment of Interim CEO and CFO During Fiscal Year 2011"* below.

(7) Represents shares remaining unvested from an original option grant of non-qualified stock options, with respect to which fifty percent (50%) of the total option grant vested on the first anniversary of the grant date and 1/24th of the remaining shares vested ratably on a monthly basis. This option ceased vesting as of Mr. Sanders' resignation as a Director on June 24, 2011. These unexercisable 8,281 shares were accordingly forfeited. Subsequent to 2011 fiscal year end, the Company issued a replacement option grant. See "*Post-Termination and Change-in-Control Agreements – Appointment of Interim CEO and CFO During Fiscal Year 2011"* for information regarding the replacement grant.

(8) This option was fully vested as of the date of grant. Mr. Sanders ceased to be a Service Provider as defined within the 2010 Stock Plan as of August 26, 2011 and therefore has ninety (90) days from such date within which to exercise such option, after which the option will expire with respect to any unexercised shares.

(9) Vesting and exercisability were accelerated pursuant to the Chase Separation Agreement. See *"Post-Termination and Change-in-Control Agreements – Separation Agreement with Jerry Chase"* below.

(10) Pursuant to the Chase Separation Agreement, the post-termination exercise for such options (to the extent not exercised) was extended until June 30, 2012. See *"Post-Termination and Change-in-Control Agreements – Separation Agreement with Jerry Chase"* below.

(11) Vesting and exercisability were accelerated pursuant to the Sakai Separation Agreement. See *"Post-Termination and Change-in-Control Agreements – Separation Agreement with Reagan Sakai"* below.

(12) Pursuant to the Sakai Separation Agreement, the post-termination exercise period for such options (to the extent not exercised) was extended by eighteen (18) months to December 31, 2012. See *"Post-Termination and Change-in-Control Agreements – Separation Agreement with Reagan Sakai"* below.

Post-Termination and Change-in-Control Agreements

Separation Agreement with Jerry Chase

On June 22, 2011, the Company entered into a formal separation agreement and release with Jerry D. Chase (the "Chase Agreement"). Pursuant to the Chase Agreement, Mr. Chase resigned from his positions as an employee and member of the Board effective June 30, 2011 (the "Chase Termination Date"). Following the Chase Termination Date, Mr. Chase agreed to serve as a consultant to the Company through September 30, 2011 (the "Chase Consulting Period"). During the Chase Consulting Period, Mr. Chase provided consulting services to the Company on a part-time basis equal to less than 20% of full time. The Company will pay Mr. Chase for his consulting services an amount equal to three months of Mr. Chase's base salary previously in effect, for a total of $90,000 during the Chase Consulting Period, which shall be paid in full on January 1, 2012. The Company is also paying the COBRA premiums for Mr. Chase and his dependents through December 31, 2011. The Company also reimbursed Mr. Chase for any business expenses pre-approved by the Chairman of the Audit Committee incurred in connection with his consulting work for the Company in accordance with the Company's policies. Following the Chase Consulting Period and subject to his execution of a general release in the form set forth in the Chase Agreement: (i) Mr. Chase will receive as severance ongoing cash payments in the aggregate amount of $610,000, of which 25% will be paid on January 1, 2012, and the remaining 75% will be paid ratably over nine months thereafter through September 30, 2012 in accordance with the payroll practices of the Company; (ii) the post-termination exercise periods of Mr. Chase's stock options covering the Company's common stock, other than those options purportedly granted to Mr. Chase in September 2009, any claim to which were relinquished by Mr. Chase pursuant to the Chase Agreement (the "Chase Void Options"), will be extended until June 30, 2012; (iii) all of Mr. Chase's equity compensation awards, other than the Chase Void Options, will accelerate and fully vest; (iv) the Company will continue making COBRA premium payments through December 31, 2011; and (v) in lieu of COBRA payments in 2012, and regardless of whether Mr. Chase and his covered dependents continue their COBRA coverage, the Company will pay Mr. Chase an amount equal to $3,065 monthly through June 30, 2012. Mr. Chase's legal fees related to the Chase Agreement will be reimbursed up to a maximum of $10,000. The

Chase Agreement also includes, among other terms, a mutual release of claims, as well as continued confidentiality obligations by Mr. Chase.

Separation Agreement with Reagan Sakai

On June 23, 2011, the Company entered into a formal separation agreement and release with Reagan Y. Sakai (the "Sakai Agreement"). Pursuant to the Sakai Agreement, Mr. Sakai resigned from his position as an employee effective June 30, 2011 (the "Sakai Termination Date"). Following the Sakai Termination Date, Mr. Sakai agreed to perform consulting services to the Company through September 30, 2011 (the "Sakai Consulting Period"). During the Sakai Consulting Period, Mr. Sakai provided consulting services to the Company on a part-time basis equal to less than 20% of full time. The Company paid Mr. Sakai for his consulting services an amount equal to three months of Mr. Sakai's base salary previously in effect, for a total of $62,500. The Company also paid the COBRA premiums for Mr. Sakai and his dependents during the Sakai Consulting Period. Following the Sakai Consulting Period and subject to his execution of a general release in the form set forth in the Sakai Agreement: (i) Mr. Sakai will receive as severance ongoing cash payments in the aggregate amount of $213,590 paid ratably over nine months from the end of the Sakai Consulting Period in accordance with the payroll practices of the Company; (ii) the post-termination exercise periods of Mr. Sakai's stock options covering the Company's common stock, other than those options purportedly granted to Mr. Sakai in September 2009, any claim to which were relinquished by Mr. Sakai pursuant to the Sakai Agreement (the "Sakai Void Options"), will be extended to the earlier of 18 months from the Sakai Termination Date or the original maximum term of the stock options; (iii) all of Mr. Sakai's equity compensation awards, other than the Sakai Void Options, will accelerate and fully vest; and (iv) the Company will continue to pay the COBRA premiums of Mr. Sakai and his dependents through December 31, 2011, subject to Mr. Sakai timely electing COBRA continuation. Mr. Sakai's legal fees related to the Sakai Agreement will be reimbursed up to a maximum of $15,000. The Sakai Agreement also includes, among other terms, a mutual release of claims, as well as continued confidentiality obligations by Mr. Sakai.

Appointment of Interim CEO and CFO During Fiscal Year 2011

Concurrent with the separation of Mr. Chase and Mr. Sakai from their executive positions with the Company, effective June 24, 2011, the Board appointed an Interim President and CEO, Mr. Larry Sanders (who was previously Chairman of the Board of the Company until his effective date of resignation from such position on June 24, 2011), as well as an Interim Chief Financial Officer, Mr. Jim Kerrigan (who had previously served in both an Interim Chief Financial Officer and Chief Financial Officer capacity for the Company).

As reported in a Form 8-K filed by the Company on August 31, 2011, Mr. Sanders subsequently resigned as an employee of Lantronix. The Compensation Committee approved extending the original post-termination exercise through August 26, 2012, with respect to the vested shares subject to two (2) options held by Mr. Sanders as of August 26, 2011, which were previously granted to Mr. Sanders on November 18, 2009 and November 19, 2008.

Prior to his resignation, on August 18, 2011, Mr. Sanders was granted a non-statutory stock option to purchase 8,281 shares of common stock under the 2010 Stock Incentive Plan at an exercise price of $3.06 per share. The option was scheduled to vest over a period of seventeen (17) months such that (i) 2/17 of the total grant was immediately vested as of the date of the grant and (ii) 1/17 of the total grant was scheduled to vest on the 18th day of each month thereafter so long as Mr. Sanders remained a Service Provider of the Company (as such term is defined in the 2010 Stock Incentive Plan). The grant was to become fully vested as of November 18, 2012. This option ceased vesting on August 26, 2011 when Mr. Sanders resigned as an employee of the Company. Mr. Sanders has one (1) year from August 26, 2011 within which to exercise such option as to the vested shares from such grant, after which the option will expire with respect to any unexercised shares.

Appointment of New CEO and CFO Subsequent to Fiscal Year End 2011

Mr. Kurt Busch was named President and Chief Executive Officer of the Company effective August 23, 2011, replacing Mr. Sanders. Mr. Jeremy Whitaker was named Chief Financial Officer and Corporate Secretary of the Company effective September 26, 2011, replacing Mr. Kerrigan.

Agreements with Current Executive Officers

No executive officer has or had an employment agreement that provides for a specific term of employment. Accordingly, the employment of each executive officer may be terminated at any time at the discretion of the Board of Directors.

Other than Mr. Chase and Mr. Sakai, who entered into Separation Agreements with the Company effective as of June 30, 2011 as described above, we did not enter into agreements that provide for benefits upon termination of employment of Mr. Sanders or Mr. Kerrigan, our executive officers as of June 30, 2011. We have, however, entered into agreements with each of our current executive officers, Mr. Kurt Busch (who became President and CEO effective as of August 23, 2011) and Mr. Jeremy Whitaker (who became Chief Financial Officer and Corporate Secretary effective as of September 26, 2011), that provide certain benefits upon the termination of employment under certain prescribed circumstances. Those agreements are summarized below:

Kurt Busch – President and Chief Executive Officer. In August 2011, we entered into an offer letter agreement with Mr. Busch. If a Change of Control occurs (as defined below) and the Market Cap (as defined below) of the Company is equal to or less than $50 million, the incentive stock options granted to Mr. Busch to purchase 350,000 shares will fully vest. In addition, if such a Change of Control results in his resignation for Good Cause (as defined below), the Company shall pay Mr. Busch a total sum of (i) the equivalent of nine (9) months of his then current base salary, plus (ii) 40% of nine (9) months of his then current base salary. If a Change of Control occurs and the Market Cap is greater than $50 million, Mr. Busch's options to purchase 350,000 shares shall also fully vest. If such a Change of Control results in Mr. Busch's resignation for Good Cause, the Company shall pay Mr. Busch severance in an amount equivalent to the total sum of (x) the product of two (2) multiplied by his then current base salary, plus (y) 80% of his then current annual base salary. Any such severance payments shall be subject to the effectiveness of a release of claims and shall be paid in lump sum on the 53rd day following his effective date of resignation for Good Cause or such later date as is required to avoid adverse taxation under Internal Revenue Code Section 409A.

Additionally, if there is no Change of Control and we terminate Mr. Busch without Cause (as defined below), we will pay him an amount equal to the sum of (i) nine (9) months of his then current base salary, plus (ii) an amount equal to seventy-five percent (75%) of his bonus actually earned and paid during the previous 12-month period. All such severance payments to Mr. Busch shall be paid in a lump sum on the 53rd day following his date of termination or such later date as is required to avoid adverse taxation under Internal Revenue Code Section 409A.

Jeremy Whitaker - Chief Financial Officer and Corporate Secretary. In September 2011, we entered into an offer letter agreement with Mr. Whitaker. If a Change of Control occurs (as defined below) and the Market Cap (as defined below) of the Company is equal to or less than $50 million, the incentive stock options granted to Mr. Whitaker to purchase 55,000 shares shall fully vest. In addition, if such a Change of Control results in his resignation for Good Cause (as defined below), the Company shall pay Mr. Whitaker an amount equivalent to six (6) months of his then current base salary. If a Change of Control occurs and the Market Cap is greater than $50 million, Mr. Whitaker's options to purchase 55,000 shares shall also fully vest. If such a Change of Control results in Mr. Whitaker's resignation for Good Cause, the Company shall pay Mr. Whitaker severance in an amount equivalent to twelve (12) months of his then current base salary. Any such severance payments shall be subject to the effectiveness of a release of claims and shall be paid in lump sum on the 53rd day following his effective date of resignation for Good Cause or such later date as is required to avoid adverse taxation under Internal Revenue Code Section 409A.

Additionally, if there is no Change of Control and we terminate Mr. Whitaker without Cause within one (1) year of his start date (September 26, 2011), we will pay him an amount equal to three (3) months of his then current base salary. If he is terminated without Cause at any time following September 26, 2012, Mr. Whitaker will be paid an amount to be determined by the Board of Directors of the Company prior to the first anniversary of Mr. Whitaker's start date. All such severance payments to Mr. Whitaker shall be paid in a lump sum on the 53rd day following his date of termination or such later date as is required to avoid adverse taxation under Internal Revenue Code Section 409A.

Definitions used in Busch and Whitaker Agreements. "Cause" is defined as: (1) executive's commission of a crime or his possession, use or sale of a controlled substance (other than the use or possession of legally prescribed medication used for their prescribed purpose); (2) executive's significant neglect, or materially inadequate performance of, his duties as an employee of Lantronix; (3) executive's breach of a fiduciary duty to us or our shareholders; (4) executive's willful breach of duty in the course of his employment; (5) executive's violation of our personnel or business policies; (6) executive's willful misconduct; (7) executive's death; or (8) executive's disability. For purposes of the agreement, executive shall be considered disabled if executive has been physically or mentally unable to perform his essential job duties for (x) a continuous period of at least 120 days or (y) a total of 150 days during any 180-day period, and executive has not recovered and returned to the full-time performance of his duties within 30 days after written notice is given to executive by us following such 120-day period or 180-day period, as the case may be. Cause shall not exist under (2), (3), (4), (5) or (6) unless the Company provides written notice of the existence of one or more of such actions, conditions or events set forth in the definitions of "Cause" and if such action, event or condition is curable, and executive fails to cure such action, event or condition within thirty (30) days after receipt of such notice.

"Good Reason" is defined as: (1) we substantially lessen executive's title; (2) we substantially reduce executive's authority; (3) we assign material duties to executive that are materially inconsistent with executive's then-current status; (4) we reduce executive's base salary or benefits from those in effect at executive's start date (unless such reduction is in connection with a salary or benefit reduction program of general application to senior level executives of the Company) or (5) we fail to obtain the assumption of the agreement by any successor or assignee of Lantronix. Good Reason shall not exist unless (a) executive provides the Company written notice of the existence of one or more of the actions, conditions or events set forth in the definition of Good Reason within ninety (90) days after the initial existence or occurrence of such action, condition or event and (b) the Company fails to cure the action, event or condition within thirty (30) days of receipt of such notice.

"Change of Control" means the occurrence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act , other than the TL Parties (as defined below), becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets, other than to the TL Parties; or (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than (a) to the TL Parties or (b) a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least seventy percent (70%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

"Market Cap" means a dollar amount that equals the per share price of the Company's Common Stock multiplied by the number of outstanding shares of the Company.

"TL Parties" means, either individually or collectively, Bernhard Bruscha, TL Investment GmbH, and any party or entity affiliated with such persons, including but not limited to any "group" (as defined in Section 13(d)(3) of the Exchange Act) to which any of such persons belong.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of 2011 fiscal year end (June 30, 2011):

Equity Compensation Plan Information

Plan category	(a) Number of securities issuable upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:			
2000 StockPlan[(1)]	1,408,178	4.80	–
2010 Stock Incentive Plan[(2)]	361,740	3.47	1,122,258
Equity compensation plans not approved by security holders:			
2010 Inducement Equity Incentive Plan[(3)]	48,070	3.39	–
Total	1,817,988	4.50	1,122,258

(1) Represents 1,408,178 shares subject to outstanding stock options with a weighted-average exercise price of $4.80 per share and a weighted-average remaining contractual term of 6.9 years. There are no securities available for future issuance under the 2000 Plan because it expired in May 2010. Options outstanding under the 2000 Plan that expire without having been exercised in full, or are forfeited to the Company on or after December 15, 2010, are added to the share reserve of the 2010 Stock Incentive Plan.

(2) Represents 361,740 shares subject to outstanding stock options with a weighted-average exercise price of $3.47 per share and a weighted average remaining contractual terms of 6.5 years.

(3) Represents 48,070 shares subject to outstanding stock options with a weighted-average exercise price of $3.39 per share and a weighted-average remaining contractual term of 9.4 years. There are no shares available for future issuance under this plan. Shares subject to options that expire unexercised under the 2010 Inducement Plan are not eligible to be added to the 2010 Stock Incentive Plan share reserve. On June 14, 2010, the Board approved the 2010 Inducement Equity Incentive Plan (the "Inducement Plan"). The purpose of the Inducement Plan was to provide a material inducement for the best available employees to join the Company, and to promote the success of the Company's business. The Inducement Plan permitted the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units and performance shares by the administrator. The Board authorized the issuance of up to 100,000 common shares under the Inducement Plan. The Inducement Plan provides that the exercise price of an Option may not be less than 100% of the fair market value of the share on the date of grant. The term of any grant under the Inducement Plan can be no longer than ten (10) years from the date of grant.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our Section 16 officers, directors and beneficial owners of more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. Copies of these filings must be furnished to us. Based solely upon a review of the forms filed with the SEC by our Section 16 officers, directors and beneficial owners of more than 10% of our common stock regarding their ownership of, and transactions in, our common stock and upon written representations from such persons that no additional forms were required, we believe that during fiscal 2011 all Section 16(a) reports were timely filed, with the exception of the initial Form 3 (reporting beneficial ownership) and Form 4 (reporting one transaction) for Mr. Hoshi Printer, which was due to a delay in obtaining requisite SEC Edgar Access Codes, and the initial Form 3 (reporting beneficial ownership) and Form 4 (reporting one transaction) for Mr. Kurt Busch.

Policies and Procedures with Respect to Related Party Transactions

Our Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest.

Our Audit Committee charter requires that members of the Audit Committee, all of whom are independent directors, review and approve all related party transactions. Current SEC rules define a related party transaction to include any transaction, arrangement or relationship in which:

- we are a participant;
- the amount involved exceeds $120,000; and
- an executive officer, director or director nominee, or any person who is known to be the beneficial owner of more than 5% of our common stock, or any person who is an immediate family member of an executive officer, director or director nominee or beneficial owner of more than 5% of our common stock had or will have a direct or indirect material interest.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to our Code of Conduct. Under our Standards of Business Conduct, directors, officers and all other members of the workforce are expected to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest. All directors must recuse themselves from any discussion or decision affecting their personal, business or professional interests.

All related party transactions shall be disclosed in our applicable filings with the SEC as required under SEC rules.

Related Party Transactions

Three international customers of the Company, transtec AG, barix AG and Lynx IT-Systeme GmbH (previously known as Triple Stor GmbH), are related parties due to common ownership by Bernhard Bruscha, our largest stockholder and current member of the Board of Directors. Mr. Bruscha is the 100% owner of TL Investment GmbH ("TLI"), as well as 100% owner of technovest alpha GmbH. TLI owns 78.62% of the voting rights in transtec AG and technovest alpha GmbH owns 32.67% of the voting rights in barix AG. Lynx IT-Systeme GmbH is a wholly owned subsidiary of transtec AG. Together these three customers accounted for, in the aggregate, approximately 2% and 1% of our net revenues for the 2011 and 2010 fiscal years, respectively, or approximately $942,000 and $642,000, respectively.

Indemnification and Insurance

Our Amended and Restated Certificate of Incorporation and Bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law. We have also entered into indemnification agreements with our officers and directors containing provisions that may require us, among other things, to indemnify our officers and directors against liabilities that may arise by virtue of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We are not currently involved in litigation under which indemnification claims might be made.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549 or at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006. Our SEC filings are also available to the public at the SEC's website at www.sec.gov and through our website at www.lantronix.com.

If you would like to inquire about stock transfer requirements, lost stock certificates or change of stockholder address, please call our transfer agent, BNY Mellon Shareowner Services at (800) 522-6645. You may also visit their web site at www.melloninvestor.com for step-by-step transfer instructions.

BY ORDER OF THE BOARD OF DIRECTORS

Irvine, California
October 6, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2011

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

Commission File Number 1-16027

LANTRONIX, INC.
(Exact name of registrant as specified in its charter)

Delaware	**33-0362767**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

167 Technology Drive, Irvine, California 92618
(Address of principal executive offices)

(949) 453-3990
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $0.0001 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 2b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filed ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates based upon the closing sales price of the common stock on December 31, 2010, as reported by the NASDAQ Capital Market, was approximately

$16,175,050. Shares of common stock held by each current executive officer and director and by each person who is known by the registrant to own 5% or more of the outstanding common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. Share ownership information of certain persons known by the registrant to own greater than 5% of the outstanding common stock for purposes of the preceding calculation is based solely on information on Schedule 13G filed with the Securities and Exchange Commission and is as of December 31, 2010. This determination of affiliate status is not a conclusive determination for other purposes.

As of August 31, 2011, there were 10,549,852 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Part III of this Form 10-K incorporate information by reference from portions of the registrant's 2011 Definitive Proxy Statement to be filed not later than 120 days after the close of the 2011 fiscal year.

LANTRONIX, INC.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended June 30, 2011

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	3
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	18
Item 2.	Properties	18
Item 3.	Legal Proceedings	18
Item 4.	Reserved	18
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	19
Item 6.	Selected Financial Data (Not applicable)	19
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	19
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk (Not applicable)	29
Item 8.	Financial Statements and Supplementary Data	29
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	29
Item 9A.	Controls and Procedures	29
Item 9B.	Other Information	29
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	30
Item 11.	Executive Compensation	30
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	30
Item 13.	Certain Relationships and Related Transactions and Director Independence	30
Item 14.	Principal Accountant Fees and Services	30
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	F-1

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the federal securities laws. Statements that are not purely historical should be considered forward-looking statements. Often they can be identified by the use of forward-looking words and phrases, such as "intend," "may," "will," "could," "project," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and the like. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning industry trends, anticipated demand for our products, the impact of pending litigation, our overall business strategy, market acceptance of new products, future customer and sales developments, manufacturing forecasts, including the potential benefits of our contract manufacturers sourcing and supplying raw materials, the significant role of original equipment manufacturers in our business, the future cost and potential benefits of our research and development efforts and liquidity and cash resources forecasts.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are urged to carefully review the cautionary statements made by the Company in this report concerning risks and other factors that may affect the Company's business and operating results, including those made in this report under the caption "Risk Factors," in Part I, Item 1A and elsewhere in this report as well as the Company's other reports filed with the Securities and Exchange Commission ("SEC"). We may from time to time make additional forward-looking statements in our filings with the SEC, in our reports to our stockholders and elsewhere. Readers are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update any forward-looking statement that may be made from time to time by us or on our behalf.

PART I

ITEM 1. BUSINESS

Overview

We design, develop, market and sell products that make it possible to access, manage, control and configure electronic products over the Internet, Enterprise, and other networks. In addition, our device management solutions address data centers and remote branch offices to provide reliable management for IT systems. Our network connectivity solutions are sold into broad market segments, including healthcare, industrial, security, energy, information technology ("IT"), data centers, transportation, government and others.

We were initially formed as "Lantronix," a California corporation, in June 1989. We reincorporated as "Lantronix, Inc.," a Delaware corporation, in May 2000. Our worldwide headquarters is located in Irvine, California.

Our common stock is currently traded on the NASDAQ Capital Market under the symbol LTRX.

Our Strategy

Our business strategy is based on our proven capability to develop fully-integrated device enablement and remote connection solutions that increase the value of our customers' products and services by making it easy to access and monitor devices over the Internet or local-area network ("LAN") using wired, wireless, or mobile solutions. By using our device enablement technology, customers can reduce basic data connection costs, reduce maintenance and repair costs, create differentiation based on better service and can create new revenue sources from device-related services.

We have a robust product pipeline and continue to invest in making our products uniquely differentiated and valuable to our customers. For example, all of our new wireless products support SmartRoam, our proprietary solution for dynamically selecting the best access point connection thereby optimizing wireless connection performance. By providing a complete solution of hardware and integrated software, we have been able to provide "turnkey" solutions for network-enabling a device, eliminating the need for our customers to build expensive design and manufacturing expertise in-house. This results in savings to the customer in terms of financial investment, time, and technology risk.

Products and Solutions

Device Enablement Solutions

Device networking is the technology that enables connectivity within a multitude of vertical markets such as healthcare, industrial, security, energy, IT, data centers, transportation, government and many others. We provide manufacturers, integrators and end-users with device enablement solutions for products to be connected, securely accessed, managed and controlled over networks. Our device enablement solutions dramatically shorten a manufacturer's development time to implement network connectivity, provide competitive advantages with new features, greatly reducing engineering and marketing risks.

Our device servers and web servers eliminate the high cost of ownership and added support issues associated with networking, which frequently would otherwise require using PCs (personal computers) or workstations to perform connectivity and remote management functions. Our solutions contain high-performance processors capable of not only controlling the attached device, but in many cases are also capable of accumulating data and status. The accumulated data can then be formatted by the device server and presented to users via web pages, e-mail, and other network, transport and application level protocols. Many original equipment manufacturers ("OEM") actually host their application on the device server, further reducing their design cycles and product complexity. Our device servers have a built-in HTTP server, making them easy to manage using any standard Web browser. These device servers include the latest security protocols like AES, IPsec, TLS, SSL, SSH which support the stringent security requirements of the healthcare, banking, and physical security markets. We are making continual enhancements to our product line to make our products even easier to integrate into Enterprise and Cloud infrastructures.

Device Management Solutions

We offer single and multi-port products (up to 48 ports) that provide IT professionals with the tools they need to remotely connect to the out-of-band management ports on computers and associated equipment. These solutions include console servers, remote keyboard, video, mouse ("KVM") servers and managed power distribution products.

Our customers use these solutions to monitor and run their systems to ensure the performance and availability of critical business information systems, network infrastructure and telecommunications equipment. The equipment our solutions manage includes routers, switches, servers, phone switches and public branch exchanges that are often located in remote or inaccessible locations.

Our console servers provide system administrators and network managers an operationally effective way to connect with their remote equipment through an interface called a console port, helping them work more efficiently, without having to leave their desk or office. Console ports are usually found on servers and special purpose data center equipment such as environmental monitoring/ control systems, communications switches and storage devices. With remote access, system downtime and service calls can be reduced, improving business efficiency. Our console servers provide IT professionals with peace-of-mind through extensive security features, and in some cases, provisions for dial-in access via modem. These solutions are provided in various configurations and can manage up to 48 devices from one console server.

Other Products

Our other products are comprised primarily of legacy products such as print servers, software and other miscellaneous products.

Net Revenue by Product Line

Information regarding our net revenue by product line is incorporated by reference from Part IV, Item 15 of this Form 10-K and is presented under footnote 11 to our notes to our consolidated financial statements.

Markets

Our principal target markets include the following:

Healthcare

The healthcare market is undergoing a transformation using IT and medical device connectivity to improve patient care while delivering this care more efficiently. Hospitals, laboratories and medical device manufacturers are rapidly adopting networking technology to maintain quality and patient care while under major cost containment. Staffing constraints compound the challenge, as doctors, nurses, technicians and engineers are working harder than ever to deliver the same quality in patient care. By network enabling medical devices, our solutions automate and safeguard data collection and dissemination, and facilitate remote patient monitoring, asset tracking and reduced service costs.

Our device servers enable the electronic capture of medical device information for disparate medical devices and provide interfaces to health information technology systems including electronic medical records. Such a level of data collection and collaboration between doctors and healthcare professionals will provide shortened diagnosis times, optimized patient care, and ultimately, save lives. Our solutions protect patient privacy with data kept on a highly secured network; eliminate worries about misplaced or overlooked handwritten records; spend less time record keeping; reduce potential for errors like erroneous transcriptions; maximize staff mobility; collaborate easily with on and off-site doctors and specialists; and enable on and off-site monitoring.

Security

Guarding corporate and customer data, protecting company property and ensuring employee safety are among the most important and challenging responsibilities companies face. As a leader in the physical security space, our solutions enable security solutions providers to build network connectivity into their products (such as security systems, including access control panels, biometric readers, surveillance cameras and fire systems) so they can be remotely accessed and managed over a network or the Internet. With secure data center management products, we are also a major provider in the market for data and computer asset security.

Industrial Automation

In the industrial environment – whether it's on the factory floor, oil platform, locomotive, weather station, or a warehouse – our customers have to depend on their equipment. These customers need the ability to remotely access, manage and control that equipment. With our industrial device server, our customers can quickly and reliably connect virtually any piece of factory equipment to a network or the Internet to interactively access, manage, control, evaluate and utilize data from the equipment. This powerful, ruggedized, yet amazingly simple-to-implement technology provides the ability to perform real-time remote diagnostics and repair, automate data capture and be immediately notified of a problem.

Building Automation

An intelligent building automation system enables a facilities manager to better manage resources, improve building safety, and reduce energy costs. With our building automation technology, an intelligent building can be created, allowing managers to control virtually every system from a central location. By network-enabling electronic devices quickly and cost-effectively, our building automation products make it possible to integrate building sub-systems (including security, HVAC, lighting, elevators and safety systems) into a single, efficient building management network. For example, the facilities manager at a large corporate campus can control everything from electrical and water metering to building access from a single terminal, and can even diagnose system problems remotely.

Energy

The energy market is increasingly implementing networking technology to more efficiently generate, transmit, distribute and generate energy. Smart Grid initiatives are all driven by adding intelligence to the power grid with networked information regarding the tighter management of power transmission and distribution all the way to the smart meter. With their versatility and protocol independence, our device servers can bring together a diverse array of devices on the network. In addition, our remote management capability makes them dependable tools for monitoring power allocations during critical high-demand periods. Metering, substations, and power-generating equipment are often located in environments where weather is a real factor. Featuring DIN rail mounting and ruggedized housings, our industrial device servers are frequently the answer for these situations. Our embedded device servers are also equipped to handle temperature extremes.

Our products are address many facets of power management, including alternate sources such as wind and solar. For most power applications, the key is our ability to remotely control and manage devices in the field. Efficient acquisition of data and control across the network are key requirements for the energy industry. Our device servers can reduce power management system costs. And with their inherent scalability, they can network-enable existing serial devices and accommodate power system updates for years to come.

Information Technology and Data Centers

Companies can reduce service costs and system downtime while empowering IT managers and staff to securely, remotely and proactively access and troubleshoot equipment around the clock, even if the network is down. Our remote data center management products enable users to access, monitor, troubleshoot and manage IT and data center equipment from anywhere, at any time. Our data center management products also provide the authentication, authorization, encryption and firewall features needed to preserve data security and prevent hackers from disrupting operations. Our data center management products are beneficial to IT departments in virtually every industry sector and are trusted by major telecom companies, financial institutions, and government agencies.

Transportation

Networked transportation systems play a key role in enhancing public safety by reducing congestion and facilitating traffic management. Devices such as signal controllers, message signs, video scanners and cameras are essential for managing traffic on freeways and major surface streets. Traffic control monitoring systems disseminate traffic and road condition data to optimize traffic management. In-vehicle cameras are used by service fleets, schools, bus companies and transit authorities to record what's going on in the vehicle.

On-vehicle fleet management lends itself well to our device servers. For example, information including mileage, fuel consumption and vehicle performance is transferred from our customer's vehicle monitoring system, making data recording easier and more accurate.

Our device servers have been used to connect an entire baggage claim system to a network. They are also utilized for remote monitoring in airport security systems.

Government

We have been a provider of networking and secure remote management technology to government agencies for nearly two decades. We manufacture several products with final assembly in the U.S. to meet trade compliance requirements.

Customers

Distributors

Sales to our distributors represent the majority of our net revenue. Distributors resell our products to a wide variety of end customers; including OEM's, value added resellers ("VAR"), consumers, corporate customers and government entities. We believe that our channel sales approach provides several advantages. We can engage the customers and end users through their channel of choice, making our solutions available from a variety of sources. We can concentrate on developing new relationships at accounts that we believe represent our largest opportunities while our channel partners continue to identify new incremental opportunities and service existing customers.

OEM Manufacturers

To shorten the development cycle and add network connectivity to a product, OEMs can use our external device servers to network-enable their installed base of products, while board-level embedded device servers are typically used in new product designs. Our capabilities and solutions enable OEMs to focus on their core competencies, resulting in reduced research and development costs, fewer integration problems and faster time-to-market.

End User Businesses

End user businesses require solutions that are simple to install, set up and operate, and can provide immediate results. Generally, these customers need to connect to a diverse range of products and equipment, without modifying existing software and systems.

Customer Concentrations

Information concerning our customer concentrations and sales by geographic region can be found in Part IV, Item 15 of this Annual Report on Form 10-K and is presented in footnote 11 to our notes of our consolidated financial statements. Please see Part I, Item 1A "Risk Factors" below for a discussion of the risks associated with customer concentrations and foreign sales.

	Years Ended June 30,	
	2011	2010
Americas	52.0%	56.3%
EMEA	31.2%	27.9%
Asia Pacific	16.8%	15.8%
Total	100.0%	100.0%

Sales and Marketing

We maintain both an inside and a field sales force to provide management and support to our worldwide network of selling partners. In addition, we use an indirect sales model, using manufacturers' representatives, VARs and other resellers throughout the world. We have sales managers in major regions throughout the world that manage our relationship with our sales partners, identify and develop major new sales opportunities and increase penetration at existing high potential accounts. We implement marketing programs, tools and services specifically geared to drive demand for our products.

Our device enablement solutions are principally sold to manufacturers by our worldwide OEM sales force and our group of manufacturers' representatives. We market and sell our device management solutions and select external device enablement solutions through IT resellers, industry-specific system integrators, VARs and directly to end user organizations. Resellers and integrators will often obtain our products through distributors. These distributors supply our products to a broad range of VARs, system integrators, direct marketers, government resellers and e-commerce resellers. In turn, these distributor customers market, sell, install and, in most cases, support our solutions to the end users.

Manufacturing

A key element of our operations strategy is to outsource manufacturing to produce reliable, high quality products at competitive prices and to achieve on-time delivery to our customers. This practice enables us to concentrate our resources on engineering, sales and marketing. We also manufacture several products with final assembly in the U.S. to meet trade compliance requirements.

We utilize contract manufacturers primarily located in China, Malaysia and Taiwan. Our contract manufacturers source raw materials, components and integrated circuits, in accordance with our pre-determined specifications and forecasts, and perform printed circuit board assembly, final assembly, functional testing and quality control. We believe this arrangement decreases our capital requirements and provides better raw material and component pricing, enhancing our gross margins and operating margins. Please see Part I, Item 1A "Risk Factors" below for a discussion of the risks associated with contract manufacturing.

Research and Development

Our research and development efforts are focused on the development of hardware and software technology and products that will enhance our competitive position in the markets we serve. Products are developed in-house and through outside research and development resources. The following table presents our research and development expenses:

	Years Ended June 30,	
	2011	2010
	(In thousands)	
Research and development expenses	$ 7,033	$ 6,338

Developer Relations

Recruiting, engaging and participating with third-party developers are integral parts of our ongoing strategy. We encourage, enable and support others in the development of vertical applications using our hardware, firmware and software products. With their help and investment in creating additional applications and markets for our products, we improve our ability to secure a defensible market position and loyal customers.

Competition

The markets in which we compete are dynamic and highly competitive. As these markets grow and develop, we expect competition to intensify.

Our competitors include companies such as Avocent Corporation, Digi International, Inc., Echelon Corporation, Freescale Semiconductor, Inc., Moxa Technologies, MRV Communications, Inc., Open Gear, Perle Systems, Raritan, Sena Technologies Inc., and Silex Technology, Inc., among others,

The principal competitive factors that affect the market for our products are:

- product quality, technological innovation, compatibility with standards and protocols, reliability, functionality, ease of use and compatibility;
- product pricing;
- potential customers' awareness and perception of our products and of network-enabling technologies; and
- the customer's decision to make versus buy.

Intellectual Property Rights

We have developed proprietary methodologies, tools, processes and software in connection with delivering our services. We have not historically relied on patents to protect our proprietary rights, although we continue to build a patent portfolio and currently hold 17 patents, 21 pending, and four provisional. We have historically relied on a combination of copyright, trademark, trade secret laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights.

On May 2, 2006, we entered into a six-year patent cross-license and litigation dismissal agreement with Digi International, Inc. ("Digi"). The cross-license includes all pre-existing patents (not including design patents) held by us and Digi. In addition, the cross-license covers all future patents (not including design patents) during the six-year cross-license term.

United States and Foreign Government Regulation

Many of our products and the industries in which they are used are subject to federal, state or local regulation in the U.S. In addition, our products are exported worldwide. Therefore, we are subject to the regulation of foreign governments. For example, wireless communication is highly regulated in both the U.S. and elsewhere. Some of our products employ encryption technology; the export of some encryption software is restricted. At this time our activities comply with existing laws, but we cannot determine whether future, more restrictive laws, if enacted, would adversely affect us. Please see Part I, Item 1A "Risk Factors" below for risks associated with foreign operations.

Environmental Matters

Federal, state and local regulations impose various environmental controls on the storage, handling, discharge and disposal of chemicals and gases used in our manufacturing processes. Our company quality manual requires all subcontractors and raw material suppliers to be ISO14001 certified. State agencies require us to report usage of environmentally hazardous materials and we have retained the appropriate personnel to help ensure compliance with all applicable environmental regulations. We actively manage and monitor compliance through our internal auditing program. We believe that our activities conform to present environmental regulations; however, increasing public attention has been focused on the environmental impact of semiconductor operations and these regulations may require us to fund remedial action regardless of fault.

In addition, the use and disposal of electronics is under increasing scrutiny and various countries have begun to adopt regulations such as the European Union's Waste Electrical and Electronic Equipment ("WEEE") and the Reduction of the use of certain Hazardous Substances in electrical and electronic equipment ("RoHS") directives, which could require us to both redesign our products to comply with the standards and develop compliance administration systems. We expect additional countries and locations to adopt similar regulations in the future which may be more stringent than the current regulations. Currently however, we believe the majority of our commercial products are compliant with these emerging regulations.

While we have not experienced any materially adverse effects on our operations from environmental regulations, there can be no assurance that changes in such regulations will not impose the need for additional capital equipment or other requirements. We have already invested significant resources into developing compliance tracking systems, and further investments may be required. Any failure by us to adequately restrict the discharge of hazardous substances could subject us to future liabilities or could cause our manufacturing operations to be suspended.

Employees

As of June 30, 2011, we had 129 full- and part-time employees. We have never experienced a work stoppage, none of our employees are currently represented by a labor union, and we consider our employee relations to be good.

Backlog

Normally, we manufacture our products in advance of receiving firm product orders from our customers based upon our forecasts of worldwide customer demand. Most customer orders are placed on an as-needed basis and may be canceled or rescheduled by the customer without significant penalty. Accordingly, backlog as of any particular date is not necessarily indicative of our future sales. Because most of our business is on an as-needed basis we do not rely on backlog as a metric of our operations.

Available Information

Our annual report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on our website at www.lantronix.com shortly after we electronically file such material with, or furnish it to, the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically. We assume no obligation to update or revise forward looking statements in this Form 10-K, whether as a result of new information, future events or otherwise, unless we are required to do so by law.

Executive Officers of the Registrant

The following table presents the names, ages and positions held by all our executive officers. There are no family relationships between any director or executive officer and any other director or executive officer of Lantronix. Executive officers serve at the discretion of the board of directors.

Name	Age	Position
Kurt Busch	40	President and Chief Executive Officer
James W. Kerrigan	75	Interim Chief Financial Officer and Secretary

Kurt Busch joined the Company on August 24, 2011 as the Company's President and Chief Executive Officer. Prior to joining Lantronix, he served in senior leadership positions at Mindspeed Technologies, a leading supplier of semiconductor solutions for network infrastructure applications. Most recently, he served as senior vice president and general manager for the company's high performance analog division. Under Busch's leadership, the division launched 40 products during his tenure that yielded substantially increased revenues and expanded demand for the company's products across broad markets including carrier, enterprise data center, surveillance and professional video. Since 1990, Busch has worked in the networking communications industry. His experience includes business development roles at Analog Devices as well as roles in engineering, sales, marketing and general management at Digital Equipment Corporation, Intel, and two start-ups. He earned a bachelor's degree in electrical and computer engineering and a bachelor's degree in biological science from the University of California at Irvine. In 1998, Busch completed an MBA from Santa Clara University.

James W. Kerrigan joined the Company on June 24, 2011 as the Company's Interim Chief Financial Officer. Mr. Kerrigan also previously served as Interim Chief Financial Officer and Chief Financial Officer during two previous tenures with the Company, in 1999 and from 2002 to 2006 respectively, after which he retired. Earlier in his career, he served as Chief Financial Officer for multiple private and public companies, including public companies Wham-O Mfg. Co., Ceradyne, Inc. and PDA Engineering.

Item 1A. RISK FACTORS

We operate in a rapidly changing environment that involves numerous risks and uncertainties. Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks described in this section. This section should be read in conjunction with the consolidated financial statements and accompanying notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report on Form 10-K. If any of these risks or uncertainties actually occurs with material adverse effects on Lantronix, our business, financial condition and results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

We have a history of losses.

We incurred a net loss of approximately $5.3 million for the year ended June 30, 2011 and had experienced a net loss of $1.5 million during the year ended June 30, 2010. There can be no assurance that we will generate net profits in future periods. Further, there can be no assurance that we will be cash flow positive in future periods. In the event we fail to achieve profitability in future periods, the value of our common stock may decline. In addition, if we were unable to maintain positive cash flows, we would be required to seek additional funding, which may not be available on favorable terms, if at all.

Our quarterly operating results may fluctuate, which could cause our stock price to decline.

We have experienced, and expect to continue to experience, significant fluctuations in net revenues, expenses and operating results from quarter to quarter. We therefore believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our stock. A high percentage of our operating expenses are relatively fixed and are based on our forecast of future net revenue. If we were to experience an unexpected reduction in net revenue in a quarter, we would likely be unable to adjust our short-term expenditures significantly. If this were to occur, our operating results for that fiscal quarter would be harmed. In addition, if our operating results in future fiscal quarters were to fall below the expectations of market analysts and investors, the price of our common stock would likely fall. Other factors that might cause our operating results to fluctuate on a quarterly basis include:

- changes in business and economic conditions, including global economic disruptions;
- changes in the mix of net revenue attributable to higher-margin and lower-margin products;
- customers' decisions to defer or accelerate orders;
- variations in the size or timing of orders for our products;
- changes in demand for our products;
- fluctuations in exchange rates;
- defects and other product quality problems;
- loss or gain of significant customers;
- short-term fluctuations in the cost or availability of our critical components;
- announcements or introductions of new products by our competitors;
- effects of terrorist attacks in the U.S. and abroad;
- natural disasters in the U.S. and abroad;
- changes in demand for devices that incorporate our products; and
- our customers' decisions to integrate network access and control directly onto their own platforms.

Current or future litigation over intellectual property rights could adversely affect us.

Substantial litigation regarding intellectual property rights occurs frequently in our industry. For example, in May 2006, we settled a patent infringement lawsuit with Digi in which we signed an agreement with Digi to cross-license each other's patents for six years. There is a risk that we will not be able to negotiate a new cross-license agreement when the current cross-license agreement expires in May 2012. The results of litigation are inherently uncertain, and adverse outcomes are possible. Adverse outcomes may have a material adverse effect on our business, financial condition or results of operations.

There is a risk that other third parties could claim that our products, or our customers' products, infringe on their intellectual property rights or that we have misappropriated their intellectual property. In addition, software, business processes and other property rights in our industry might be increasingly subject to third party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Other parties might currently have, or might eventually be issued, patents that pertain to the proprietary rights we use. Any of these third parties might make a claim of infringement against us. The results of litigation are inherently uncertain, and adverse outcomes are possible.

Responding to any infringement claim, regardless of its validity, could:

- be time-consuming, costly and/or result in litigation;
- divert management's time and attention from developing our business;

- require us to pay monetary damages, including treble damages if we are held to have willfully infringed;
- require us to enter into royalty and licensing agreements that we would not normally find acceptable;
- require us to stop selling or to redesign certain of our products; or
- require us to satisfy indemnification obligations to our customers.

If any of these occur, our business, financial condition or results of operations could be adversely affected.

Delays in deliveries or quality problems with our component suppliers could damage our reputation and could cause our net revenue to decline and harm our results of operations.

We and our contract manufacturers are responsible for procuring raw materials for our products. Our products incorporate some components and technologies that are only available from single or limited sources of supply. In particular, some of our integrated circuits are only available from a single source and in some cases are no longer being manufactured. From time to time, integrated circuits used in our products will be phased out of production by the manufacturer. When this happens, we attempt to purchase sufficient inventory to meet our needs until a substitute component can be incorporated into our products. Nonetheless, we might be unable to purchase sufficient components to meet our demands, or we might incorrectly forecast our demands, and purchase too many or too few components. Due to the downturn in the economy, we have been experiencing higher component shortages and extended lead-times. In addition, our products use components that have, in the past, been subject to market shortages and substantial price fluctuations. From time to time, we have been unable to meet our orders because we were unable to purchase necessary components for our products. We do not have long-term supply arrangements with most of our vendors to obtain necessary components or technology for our products. If we are unable to purchase components from these suppliers, product shipments could be prevented or delayed, which could result in a loss of sales. If we are unable to meet existing orders or to enter into new orders because of a shortage in components, we will likely lose net revenues and risk losing customers and harming our reputation in the marketplace, which could adversely affect our business, financial condition or results of operations.

If we are unable to raise additional capital, our business could be adversely affected.

Our future capital requirements will depend on many factors, including the timing and amount of our net revenue, research and development expenditures, expenses associated with any strategic partnerships or acquisitions and infrastructure investments, and expenses related to litigation, which could affect our ability to generate additional cash. If cash generated from operations and financing activities is insufficient to satisfy our working capital requirements, we may need to raise capital by borrowing additional funds through bank loans, the selling of securities or other means. There can be no assurance that we will be able to raise any such capital on terms acceptable to us, if at all. If we are unable to secure additional financing, we may not be able to develop or enhance our products, take advantage of future opportunities, respond to competition or continue to operate our business.

If a major distributor or customer cancels, reduces or delays purchases, our net revenues might decline and our business could be adversely affected.

The number and timing of sales to our distributors have been difficult for us to predict. While our distributors are customers in the sense that they buy our products from us, they are also part of our product distribution system. One or more of our distributors could be acquired by a competitor and stop buying product from us. The following table presents sales to our significant customers as a percentage of net revenue:

	Years Ended June 30,	
	2011	2010
Top five customers [1][2]	41%	39%
Ingram Micro	14%	10%
Tech Data	7%	11%
Related parties	2%	1%

[1] Includes Ingram Micro and Tech Data.
[2] All top five customers are distributors

The loss or deferral of one or more significant customers in a quarter could significantly harm our operating results. We have in the past, and may in the future, lose one or more major customers. If we fail to continue to sell to our major customers in the quantities we anticipate, or if any of these customers terminate our relationship, our reputation and the perception of our products and technology in the marketplace could be harmed. The demand for our products from our OEM, VAR and systems integrator customers depends primarily on their ability to successfully sell their products that incorporate our device networking solutions technology. Our sales are usually completed on a purchase order basis and we have few long-term purchase commitments from our customers.

Our future success also depends on our ability to attract new customers, which often involves an extended selling process. The sale of our products often involves a significant technical evaluation, and we often face delays because of our customers' internal procedures for evaluating and deploying new technologies. For these and other reasons, the sales cycle associated with our products is typically lengthy, often lasting six to nine months and sometimes longer. Therefore, if we were to lose a major customer, we might not be able to replace the customer in a timely manner, or at all. This would cause our net revenue to decrease and could cause our stock price to decline.

We may experience difficulties in transitioning to third-party logistics providers.

We recently transitioned a majority of our physical inventory management process, as well as the shipping and receiving of our inventory, to third-party logistics providers in Los Angeles and Hong Kong. There is a possibility that these third-party logistics providers will not perform as expected and we could experience delays in our ability to ship, receive, and process the related data in a timely manner. This could adversely affect our financial position, results of operations, cash flows and the market price of our common stock.

Relying on third-party logistics providers could increase the risk of the following: failing to receive accurate and timely inventory data, theft or poor physical security of our inventory, inventory damage, ineffective internal controls over inventory processes or other similar business risks out of our immediate control.

If we lose the services of any of our contract manufacturers or suppliers, we may not be able to obtain alternate sources in a timely manner, which could harm our customer relations and adversely affect our net revenue and results of operations.

We do not have long-term agreements with our contract manufacturers or suppliers. If any of these subcontractors or suppliers were to cease doing business with us, we might not be able to obtain alternative sources in a timely or cost-effective manner. Due to the amount of time that it usually takes us to qualify contract manufacturers and suppliers, we could experience delays in product shipments if we are required to find alternative subcontractors and suppliers. Some of our suppliers have or provide technology or trade secrets, the loss of which could be disruptive to our procurement and supply processes. If a competitor should acquire one of our contract manufacturers or suppliers, we could be subjected to more difficulties in maintaining or developing alternative sources of supply of some components or products. Any problems that we may encounter with the delivery, quality or cost of our products from our contract manufacturers or suppliers could damage our customer relationships and materially and adversely affect our business, financial condition or results of operations.

If we fail to develop or enhance our products to respond to changing market conditions and government and industry standards, our competitive position will suffer and our business will be adversely affected.

Our future success depends in large part on our ability to continue to enhance existing products, lower product cost and develop new products that maintain technological competitiveness and meet evolving government and industry standards. The demand for network-enabled products is relatively new and can change as a result of innovations, new technologies or new government and industry standards. For example, a directive in the European Union banned the use of lead and other heavy metals in electrical and electronic equipment after July 1, 2006. As a result, in advance of this deadline, some of our customers selling products in Europe demanded product from component manufacturers that did not contain these banned substances. Any failure by us to develop and introduce new products or enhancements in response to new government and industry standards could harm our business, financial condition or results of operations. These requirements might or might not be compatible with our current or future product offerings. We might not be successful in modifying our products and services to address these requirements and standards. For example, our competitors might develop competing technologies based on Internet Protocols, Ethernet Protocols or other protocols that might have advantages over our products. If this were to happen, our net revenue might not grow at the rate we anticipate, and it could decline.

Environmental regulations such as the Waste Electrical and Electronic Equipment ("WEEE") directive may require us to redesign our products and to develop compliance administration systems.

Various countries have begun to require companies selling a broad range of electrical equipment to conform to regulations such as the WEEE directive and we expect additional countries and locations to adopt similar regulations in the future. New environmental standards such as these could require us to redesign our products in order to comply with the standards, and require the development of compliance administration systems. We have already invested significant resources into developing compliance tracking systems, and further investments may be required. Additionally, we may incur significant costs to redesign our products and to develop compliance administration systems, which in turn could have an adverse effect on our gross profit margin. If we cannot develop compliant products in a timely manner or properly administer our compliance programs, our net revenue may also decline due to lower sales, which would adversely affect our operating results.

If our research and development efforts are not successful, our net revenue could decline and our business could be harmed.

If we are unable to develop new products as a result of our research and development efforts, or if the products we develop are not successful, our business could be harmed. Even if we do develop new products that are accepted by our target markets, we do not know whether the net revenue from these products will be sufficient to justify our investment in the research and development of those products. On the other hand, if we do not invest sufficiently in research and development, we may be unable to maintain our competitive position. The continuing effects of the economic recession could require cost-containment measures, which could force us to reduce our investment in research and development and put us at a competitive disadvantage compared to our competitors.

We expect the average selling prices of our products to decline and raw material costs to increase, which could reduce our net revenue and gross margins and adversely affect results of operations.

In the past, we have experienced some reduction in the average selling prices and gross margins of products, and we expect that this will continue for our products as they mature. We expect competition to continue to increase, and we anticipate this could result in additional downward pressure on our pricing. Our average selling prices for our products might also decline as a result of other reasons, including promotional programs and customers who negotiate price reductions in exchange for longer-term purchase commitments. We also may not be able to increase the price of our products if the prices of components or our overhead costs increase. In addition, we may be unable to adjust our prices in response to currency exchange rate fluctuations or in response to price increases by our suppliers, resulting in lower gross margins. Further, as is characteristic of our industry, the average selling prices of our products have historically decreased over the products' life cycles and we expect this pattern to continue. If any of these were to occur, our gross margins could decline and we might not be able to reduce the cost to manufacture our products to keep up with the decline in prices.

Current or future litigation could adversely affect us.

We are subject to a wide range of claims and lawsuits in the course of our business. Any lawsuit may involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources. The results of litigation are inherently uncertain, and adverse outcomes are possible.

Our products may contain undetected software or hardware errors or defects that could lead to an increase in our costs, reduce our net revenue or damage our reputation.

We currently offer warranties ranging from one to two years on each of our products. Our products could contain undetected errors or defects. If there is a product failure, we might have to replace all affected products without being able to book revenue for replacement units, or we might have to refund the purchase price for the units. Regardless of the amount of testing we undertake, some errors might be discovered only after a product has been installed and used by customers. Any errors discovered after commercial release could result in loss of net revenue and claims against us. Significant product warranty claims against us could harm our business, reputation and financial results and cause the price of our stock to decline.

If software that we license or acquire from the open source software community and incorporate into our products were to become unavailable or no longer available on commercially reasonable terms, it could adversely affect sales of our products, which could disrupt our business and harm our financial results.

Certain of our products contain components developed and maintained by third-party software vendors or are available through the "open source" software community. We also expect that we may incorporate software from third-party vendors and open source software in our future products. Our business would be disrupted if this software, or functional equivalents of this software, were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our products to function with alternate third-party software or open source software, or develop these components ourselves, which would result in increased costs and could result in delays in our product shipments. Furthermore, we might be forced to limit the features available in our current or future product offerings.

If our contract manufacturers are unable or unwilling to manufacture our products at the quality and quantity we request, our business could be harmed.

We outsource substantially all of our manufacturing to four manufacturers in Asia: Venture Electronics Services, Uni Precision Industrial Ltd., Universal Scientific Industrial Company, LTD and Hana Microelectronics, Inc. In addition, two independent third party foundries located in Asia manufacture substantially all of our large scale integration chips. Our reliance on these third-party manufacturers exposes us to a number of significant risks, including:

- reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;
- lack of guaranteed production capacity or product supply; and
- reliance on these manufacturers to maintain competitive manufacturing technologies.

Our agreements with these manufacturers provide for services on a purchase order basis. If our manufacturers were to become unable or unwilling to continue to manufacture our products at requested quality, quantity, yields and costs, or in a timely manner, our business would be seriously harmed. As a result, we would have to attempt to identify and qualify substitute manufacturers, which could be time consuming and difficult, and might result in unforeseen manufacturing and operations problems.

Due to the downturn in the economy, which has put some suppliers out of business, we have been experiencing higher component shortages. As we shift products among third-party manufacturers, we may incur substantial expenses, risk material delays or encounter other unexpected issues. In addition, a natural disaster could disrupt our manufacturers' facilities and could inhibit our manufacturers' ability to provide us with manufacturing capacity in a timely manner or at all. If this were to occur, we likely would be unable to fill customers' existing orders or accept new orders for our products. The resulting decline in net revenue would harm our business.

We also are responsible for forecasting the demand for our individual products. These forecasts are used by our contract manufacturers to procure raw materials and manufacture our finished goods. If we forecast demand too high, we may invest too much cash in inventory, and we may be forced to take a write-down of our inventory balance, which would reduce our earnings. If our forecast is too low for one or more products, we may be required to pay charges that would increase our cost of revenue or we may be unable to fulfill customer orders, thus reducing net revenue and therefore earnings.

Our international activities are subject to uncertainties, which include international economic, regulatory, political and other risks that could harm our business, financial condition or results of operations.

The following table presents sales by geographic region as a percentage of net revenue:

	Years Ended June 30,				Change	
	2011	% of Net Revenue	2010	% of Net Revenue	$	%
	(In thousands, except percentages)					
Americas	$ 25,648	52.0%	$ 26,111	56.3%	$ (463)	(1.8%)
EMEA	15,370	31.2%	12,953	27.9%	2,417	18.7%
Asia Pacific	8,303	16.8%	7,311	15.8%	992	13.6%
Net revenue	$ 49,321	100.0%	$ 46,375	100.0%	$ 2,946	6.4%

We expect that international revenue will continue to represent a significant portion of our net revenue in the foreseeable future. Doing business internationally involves greater expense than domestic business and many risks. For example, because the products we sell abroad and the products and services we buy abroad may be priced in foreign currencies, we could be affected by fluctuating exchange rates. In the past, we have lost money because of these fluctuations. We might not successfully protect ourselves against currency rate fluctuations, and our financial performance could be harmed as a result. In addition, we use contract manufacturers based in Asia to manufacture substantially all of our products. International revenue and operations are subject to numerous risks, including:

- unexpected changes in regulatory requirements, taxes, trade laws and tariffs;
- reduced protection for intellectual property rights in some countries;

- differing labor regulations;
- compliance with a wide variety of complex regulatory requirements;
- fluctuations in currency exchange rates;
- changes in a country's or region's political or economic conditions;
- effects of terrorist attacks abroad;
- greater difficulty in staffing and managing foreign operations; and
- increased financial accounting and reporting burdens and complexities.

Our international operations require significant attention from our management and substantial financial resources. We do not know whether our investments in other countries will produce desired levels of net revenues or operating results.

We are exposed to foreign currency exchange risks, which could harm our business and operating results.

We hold a portion of our cash balance in foreign currencies (particularly Euros), and as such are exposed to adverse changes in exchange rates associated with foreign currency fluctuations. However, we do not currently engage in any hedging transactions to mitigate these risks. Although from time to time we review our foreign currency exposure and evaluate whether we should enter into hedging transactions, we may not adequately hedge against any future volatility in currency exchange rates and, if we engage in hedging transactions, the transactions will be based on forecasts which later may prove to be inaccurate. Any failure to hedge successfully or anticipate currency risks properly could adversely affect our operating results.

If we are unable to sell our inventory in a timely manner, it could become obsolete, which could require us to increase our reserves and harm our operating results.

At any time, competitive products may be introduced with more attractive features or at lower prices than ours. There is a risk that we may be unable to sell our inventory in a timely manner to avoid it becoming obsolete. The following table presents details of our inventories:

	June 30,	
	2011	**2010**
	(In thousands)	
Finished goods	$ 6,475	$ 4,258
Raw materials	1,912	1,390
Inventory at distributors *	1,436	1,924
Large scale integration chips **	714	516
Inventories, gross	10,537	8,088
Reserve for excess and obsolete inventory	(1,377)	(1,215)
Inventories, net	$ 9,160	$ 6,873

* Balance represents finished goods held by distributors
** This item is sold individually and embedded into the Company's products.

In the event we are required to substantially discount our inventory or are unable to sell our inventory in a timely manner, we would be required to increase our reserves and our operating results could be substantially harmed.

We are subject to export control regulations that could restrict our ability to increase our international revenue and may adversely affect our business.

Our products and technologies are subject to U.S. export control laws, including the Export Administration Regulations, administered by the Department of Commerce and the Bureau of Industry Security, and their foreign counterpart laws and regulations, which may require that we obtain an export license before we can export certain products or technology to specified countries. These export control laws, and possible changes to current laws, regulations and policies, could restrict our ability to sell products to customers in certain countries or give rise to delays or expenses in obtaining appropriate export licenses. Failure to comply with these laws and regulations could result in government sanctions, including substantial monetary penalties, denial of export privileges, and debarment from government contracts. Any of these could adversely affect our operations and, as a result, our financial results could suffer.

If we are unable to attract, retain or motivate key senior management and technical personnel, it could seriously harm our business.

Our financial performance depends substantially on the performance of our executive officers and of key engineers, marketing and sales employees. We are particularly dependent upon our technical personnel, due to the specialized technical nature of our business. If we were to lose the services of our executive officers or any of our key personnel and were not able to find replacements in a timely manner, our business could be disrupted, other key personnel might decide to leave, and we might incur increased operating expenses associated with finding and compensating replacements.

If our OEM customers develop their own expertise in network-enabling products, it could result in reduced sales of our products and harm our operating results.

We sell to both resellers and OEMs. Selling products to OEMs involves unique risks, including the risk that OEMs will develop internal expertise in network-enabling products or will otherwise incorporate network functionality in their products without using our device networking solutions. If this were to occur, our sales to OEMs would likely decline, which could reduce our net revenue and harm our operating results.

New product introductions and pricing strategies by our competitors could reduce our market share or cause us to reduce the prices of our products, which would reduce our net revenue and gross margins.

The market for our products is intensely competitive, subject to rapid change and is significantly affected by new product introductions and pricing strategies of our competitors. We face competition primarily from companies that network-enable devices, semiconductor companies, companies in the automation industry and companies with significant networking expertise and research and development resources. Our competitors might offer new products with features or functionality that are equal to or better than our products. In addition, since we work with open standards, our customers could develop products based on our technology that compete with our offerings. We might not have sufficient engineering staff or other required resources to modify our products to match our competitors. Similarly, competitive pressure could force us to reduce the price of our products. In each case, we could lose new and existing customers to our competition. If this were to occur, our net revenue could decline and our business could be harmed.

We may not be able to adequately protect or enforce our intellectual property rights, which could harm our competitive position or require us to incur significant expenses to enforce our rights.

We have not historically relied on patents to protect our proprietary rights, although we are now in the process of building a patent portfolio. In May 2006, we entered into a six-year patent cross-license agreement with Digi in which the parties agreed to cross-license each other's patents, which could reduce the value of our existing patent portfolio. We rely primarily on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Despite any precautions that we have taken:

- laws and contractual restrictions might not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies;
- other companies might claim common law trademark rights based upon use that precedes the registration of our marks;
- other companies might assert other rights to market products using our trademarks;
- policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we might be unable to determine the extent of this unauthorized use;
- courts may determine that our software programs use open source software in such a way that deprives the entire programs of intellectual property protection; and
- current federal laws that prohibit software copying provide only limited practical protection from software pirates.

Also, the laws of some of the countries in which we market and manufacture our products offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. Consequently, we may be unable to prevent our proprietary technology from being exploited by others in the U.S. or abroad, which could require costly efforts to protect our technology. Policing the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impracticable. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which may harm our business, financial condition and results of operations.

Acquisitions, strategic partnerships, joint ventures or investments may impair our capital and equity resources, divert our management's attention or otherwise negatively impact our operating results.

We may pursue acquisitions, strategic partnerships and joint ventures that we believe would allow us to complement our growth strategy, increase market share in our current markets and expand into adjacent markets, broaden our technology and intellectual property and strengthen our relationships with distributors and OEMs. Any future acquisition, partnership, joint venture or investment may require that we pay significant cash, issue stock or incur substantial debt. Acquisitions, partnerships or joint ventures may also result in the loss of key personnel and the dilution of existing stockholders as a result of issuing equity securities. In addition, acquisitions, partnerships or joint ventures require significant managerial attention, which may be diverted from our other operations. These capital, equity and managerial commitments may impair the operation of our business. Furthermore, acquired businesses may not be effectively integrated, may be unable to maintain key pre-acquisition business relationships, may contribute to increased fixed costs and may expose us to unanticipated liabilities and otherwise harm our operating results.

Business interruptions could adversely affect our business.

Our operations and those of our suppliers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist attacks and other events beyond our control. A substantial portion of our facilities, including our corporate headquarters and other critical business operations, are located near major earthquake faults and, therefore, may be more susceptible to damage if an earthquake occurs. We do not carry earthquake insurance for direct earthquake-related losses. If a business interruption occurs, our business could be materially and adversely affected.

If we fail to maintain an effective system of disclosure controls or internal controls over financial reporting, our business and stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to evaluate periodically the effectiveness of their internal controls over financial reporting, and to include a management report assessing the effectiveness of their internal controls as of the end of each fiscal year. We are required to comply with the requirement of Section 404 of the Sarbanes-Oxley Act of 2002 to include in each of our annual reports an assessment by our management of the effectiveness of our internal controls over financial reporting.

Our management does not expect that our internal controls over financial reporting will prevent all errors or frauds. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, involving us have been, or will be, detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of a person, or by collusion among two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to errors or frauds may occur and not be detected.

We cannot assure you that we or our independent registered public accounting firm will not identify a material weakness in our disclosure controls and internal controls over financial reporting in the future. If our internal controls over financial reporting are not considered adequate, we may experience a loss of public confidence, which could have an adverse effect on our business and our stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

In September 2009, we entered into a seven-year lease agreement for our corporate headquarters in Irvine, California. Our corporate headquarters encompasses approximately 33,000 square feet and includes sales, marketing, research and development, operations and administrative functions. In addition, we have sales offices in the Netherlands, Japan and Hong Kong.

We believe our existing facilities are adequate to meet our needs. If additional space is needed in the future, we believe that suitable space will be available on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

The legal proceedings as required by this item are incorporated by reference from Part IV, Item 15 of this Form 10-K and are presented under footnote 8 to our notes to our consolidated financial statements.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our common stock was traded on the NASDAQ National Market under the symbol "LTRX" from our initial public offering on August 4, 2000 through October 22, 2002. On October 23, 2002 our listing was changed to the NASDAQ SmallCap Market, which has since been renamed the NASDAQ Capital Market. The number of holders of record of our common stock as of August 31, 2011 was approximately 51. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock:

	High	Low
Year Ended June 30, 2011		
First Quarter	$ 4.27	$ 3.08
Second Quarter	4.00	2.91
Third Quarter	4.06	3.39
Fourth Quarter	4.00	2.47
Year Ended June 30, 2010		
First Quarter	$ 4.38	$ 2.16
Second Quarter	3.84	2.76
Third Quarter	3.96	3.14
Fourth Quarter	4.80	3.58

We believe that a number of factors, including but not limited to quarterly fluctuations in results of operations, may cause the market price of our common stock to fluctuate significantly. See Part II, Item 7 of this Form 10-K.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future, and we intend to retain any future earnings for use in the expansion of our business and for general corporate purposes.

Recent Sales of Unregistered Securities

We did not repurchase any of our common stock during the fourth fiscal quarter of 2011. Since July 1, 2008, we have not issued any unregistered securities.

ITEM 6. SELECTED FINANCIAL DATA

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this report. In addition to historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements due to factors including, but not limited to, those factors set forth under Part I, Item 1A "Risk Factors" and elsewhere in this report.

Overview

We design, develop, market and sell products that make it possible to access, manage, control and configure electronic products over the Internet or other networks. Our primary products and technology are focused on device enablement solutions that enable individual electronic products to be connected to a network for the primary purpose of remote access. In addition, our device management solutions address applications that manage equipment at data centers and remote branch offices to provide a reliable, single point of control and data flow management for potentially thousands of networked devices.

Our innovative networking solutions include fully-integrated hardware and software devices, as well as software tools, to develop related customer applications. Because we deal with network connectivity, we provide solutions to broad market segments, including industrial, security, energy, IT, data centers, transportation, government and many others.

Fiscal Year 2011 Financial Highlights and Other Information

A summary of the key factors and significant events which impacted our financial performance during the fiscal year ended June 30, 2011 are as follows:

- As reported on Form 8-K dated June 24, 2011, we substantially completed the independent investigation of certain allegations asserted by a director of Lantronix. For the fiscal year ending June 30, 2011, we had incurred approximately $2.1 million of expenses related to the investigation and estimate that we could incur an additional $250,000 of expenses in the first quarter of fiscal 2012 related to activities associated with concluding the investigation.

- Also reported on Form 8-K dated June 24, 2011, the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") resigned and entered into separation agreements with Lantronix. As a result of the separation agreements, we recorded approximately $862,000 of expenses as of June 30, 2011, related to severance and benefits that will be paid according to the terms of the respective agreements. In addition, we will incur approximately $150,000 of expenses in the first quarter of fiscal 2012 related to consulting services per the terms of the separation agreements.

- Net revenues were $49.3 million for the fiscal year ended June 30, 2011, an increase of $2.9 million, or 6.4%, compared to $46.4 million for the fiscal year ended June 30, 2010. The overall increase in net revenues was primarily the result of a $2.5 million, or 6.8%, increase in our device enablement product lines and a $671,000, or 8.0%, increase in our device management product lines; offset by a $237,000, or 26.5%, decrease in our non-core product lines.

- During fiscal 2011, we renegotiated agreements with certain distributors as part of an initiative to optimize the sales channel. These new agreements removed stock rotation and price protection terms, which previously caused the Company to recognize revenue on a sell through basis as opposed to upon shipment. A majority of these customers were redirected to purchase through large Lantronix distributors located in their respective regions. The result of these changes was the recognition of revenue during the second and third fiscal quarters that would have otherwise been deferred to the third and fourth fiscal quarters. These customers are no longer required to provide sell through reports and the majority of these customers are now buying from other Lantronix distributors (whose revenue is recognized on a sell-through basis by Lantronix) and not directly through Lantronix. The net impact of these changes to revenue in the current fiscal year is not practically determinable. It should be noted that the Company has not changed its revenue recognition policy as revenue is still recognized on a sell-through basis for those customers with stock rotation and price protection terms.

- Gross profit as a percentage of net revenues was 49.5% for the fiscal year ended June 30, 2011 as compared to 52.0% for the fiscal year ended June 30, 2010. The decrease in gross profit percentage was due to an increase in inventory reserve expenses related to slow moving products and excess materials for end of life products, an increase in warranty expenses as a result of a specific product issue and product mix as a result of certain lower margin products increasing as a percentage of revenue.

- Operating expenses were $29.5 million for the fiscal year ended June 30, 2011, an increase of $4.1 million, as compared to $25.4 million for the fiscal year ended June 30, 2010. The increase in operating expenses for the fiscal year ended June 30, 2011 was due to $2.1 million of expenses related to the investigation, $561,000 of expenses related to the contested proxy that was settled in November of 2010, $862,000 of expenses related to the separation of the former CEO and CFO in June of 2011 and an increase in personnel-related expenses due to the suspension of a Company-wide furlough program in the equivalent period one year ago and in increase in outside services related to development projects for upcoming product releases.

- Net loss was $5.3 million, or $0.51 per basic and diluted share, for the fiscal year ended June 30, 2011, as compared to $1.5 million, or $0.15 per basic and diluted share, for the fiscal year ended June 30, 2010. Net loss for the fiscal year ended June 30, 2011 included $2.1 million of expenses related to the investigation, $561,000 of expenses related to the contested proxy that was settled in November of 2010 and $862,000 of expenses related to the separation of the former CCEO and CFO in June of 2011.

- Cash and cash equivalents were $5.8 million as of June 30, 2011 as compared to $10.1 million as of June 30, 2010. The decrease in cash is mainly due to payments associated with the increase in inventory and payments of expenses related to the contested proxy and investigation.

- Net accounts receivable were $2.9 million as of June 30, 2011 as compared to $1.3 million as of June 30, 2010. Annual days sales outstanding ("DSO") in receivables were 16 days for the fiscal year ended June 30, 2011 as compared to 13 days for the fiscal year ended June 30, 2010. Our accounts receivable and DSO are primarily affected by the timing of shipments within a quarter, our collections performance and that a significant portion of our revenues are recognized on a sell-through basis (upon shipment from distributor inventories rather than as goods are shipped to distributors). The increase in net accounts receivable was mainly due to renegotiating agreements with certain distributors as part of an initiative to optimize our sales channel as discussed in detail above. The impact to net accounts receivable was a lower deferred revenue balance which is recorded as an offset to accounts receivable.

- Net inventories were $9.2 million as of June 30, 2011 as compared to $6.9 million as of June 30, 2010. Annual inventory turns were 3.1 for the fiscal year ended June 30, 2011 as compared to 3.3 for the fiscal year ended June 30, 2010. The increase in inventory was due to an increase in safety stock of certain products to ensure the on-time fulfillment of customer demand as well as an increase in the SLS Spider product family inventory as a result of lower than forecasted demand.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or FASB, issued guidance regarding the presentation of comprehensive income. The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new standard also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. The updated guidance is effective on a retrospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The adoption of this guidance will not have a material impact on our financial statements.

In May 2011, the FASB issued additional guidance on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The updated guidance is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The adoption of this guidance will not have a material impact on our financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the U.S. requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. We regularly evaluate our estimates and assumptions related to net revenues, allowances for doubtful accounts, sales returns and allowances, inventory valuation, valuation of deferred income taxes, goodwill and purchased intangible asset valuations, warranty reserves, restructuring costs, litigation and other contingencies. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

Revenue Recognition

We do not recognize revenue until all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; our price to the buyer is fixed or determinable; and collectability is reasonably assured. A significant portion of our sales are made to distributors under agreements which contain a limited right to return unsold product and price protection provisions. Therefore, the recognition of net revenues and related cost of revenues from sales to distributors are deferred until the distributor resells the product.

When product revenues are recognized, we establish an estimated allowance for future product returns based on historical returns experience; when price reductions are approved, we establish an estimated liability for price protection payable on inventories owned by product resellers. Should actual product returns or pricing adjustments exceed our estimates, additional reductions to revenues would result.

Our products typically carry a one- or two-year warranty. Although we engage in extensive product quality programs and processes, our warranty obligation is affected by product failure rates, use of materials or service delivery costs that differ from our estimates. As a result, additional warranty reserves could be required, which could reduce gross margins. Additionally, we sell extended warranty services, which extend the warranty period for an additional one to three years, depending upon the product. Warranty net revenues are recognized ratably over the warranty service period.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our allowance for doubtful accounts is based on our assessment of the collectability of specific customer accounts, the aging of accounts receivable, our history of bad debts and the general condition of the industry. If a major customer's credit worthiness deteriorates, or our customers' actual defaults exceed our historical experience, our estimates could change and impact our reported results.

We also maintain a reserve for uncertainties relative to the collection of former officer notes receivable. Factors considered in determining the level of this reserve include the value of the collateral securing the notes, our ability to effectively enforce collection rights and the ability of the former officers and Lantronix directors to honor their obligations.

Inventory Valuation

Our policy is to value inventories at the lower of cost or market on a part-by-part basis. This policy requires us to make estimates regarding the market value of our inventories, including an assessment of excess and obsolete inventories. We determine excess and obsolete inventories based on an estimate of the future sales demand for our products within a specified time horizon, generally three to twelve months. The estimates we use for demand are also used for near-term capacity planning and inventory purchasing and are consistent with our revenue forecasts. In addition, specific reserves are recorded to cover risks in the area of end of life products, inventory located at our contract manufacturers, deferred inventory in our sales channel and warranty replacement stock.

If our sales forecast is less than the inventory we have on hand at the end of an accounting period, we may be required to take excess and obsolete inventory charges, which will decrease gross margin and net operating results for that period.

Valuation of Deferred Income Taxes

We have recorded a valuation allowance to reduce our net deferred tax assets to zero, primarily due to historical net operating losses and uncertainty of generating future taxable income. We consider estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If we determine that it is more likely than not that we will realize a deferred tax asset, which currently has a valuation allowance, we would be required to reverse the valuation allowance that would be reflected as an income tax benefit at that time.

Goodwill and Purchased Intangible Assets

The acquisition method of accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development. The amounts and useful lives assigned to intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct, purchase price adjustments or future asset impairment charges could be required.

We perform goodwill impairment tests on an annual basis, and more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill impairment testing requires us to compare the fair value of our one reporting unit to its carrying amount, including goodwill, and record an impairment charge if the carrying amount of a reporting unit exceeds its estimated fair value. The determination of the reporting unit's fair value requires significant judgment and is based on management's best estimate, which generally uses valuation techniques based on multiples of revenue for similar companies and the Company's market capitalization. In addition, management may consider the reporting unit's expected future earnings. If actual results are not consistent with our assumptions and judgments used in estimating fair value, we may be exposed to goodwill impairment losses. As of April 1, 2011, the fair value of the reporting unit was estimated to be $39.7 million based upon the Company's market capitalization compared to the reporting unit's carrying amount, including goodwill, of $18.1 million. As of June 30, 2011 we have $9.5 million of goodwill reflected in our consolidated balance sheet.

We evaluate purchased intangible assets when indicators of impairment, such as reductions in demand or significant economic slowdowns, are present. Reviews are performed to determine whether the carrying values of these assets are impaired based on a comparison to the undiscounted expected future cash flows. If the comparison indicates that there is impairment, the expected future cash flows using a discount rate based upon our weighted average cost of capital is used to estimate the fair value of the assets. Impairment is based on the excess of the carrying amount over the fair value of those assets. Significant management judgment is required in the forecast of future operating results that is used in the preparation of expected discounted cash flows. It is reasonably possible that the estimates of anticipated future net revenues, the remaining estimated economic lives of the products and technologies, or both, could differ from those used to assess the recoverability of our purchased intangible assets. In the event they are lower, additional impairment charges or shortened useful lives of certain purchased intangible assets could be required. As of June 30, 2011, we have approximately $54,000 of purchased intangible assets reflected in our consolidated balance sheet.

Results of Operations

Fiscal Years Ended June 30, 2011 and 2010

Net Revenue by Product Line

The following table presents net revenue by product line:

	Years Ended June 30,				Change	
	2011	% of Net Revenue	2010	% of Net Revenue	$	%
	(In thousands, except percentages)					
Device enablement	$ 39,608	80.3%	$ 37,096	80.0%	$ 2,512	6.8%
Device management	9,055	18.4%	8,384	18.1%	671	8.0%
Device networking	48,663	98.7%	45,480	98.1%	3,183	7.0%
Non-core	658	1.3%	895	1.9%	(237)	(26.5%)
Net revenue	$ 49,321	100.0%	$ 46,375	100.0%	$ 2,946	6.4%

The overall increase in net revenues was the result of an increase in net revenue from our device enablement and device management product lines, partially offset by a decrease in net revenue from our non-core product lines. The increase in net revenue from our device enablement product line was due to an increase in unit sales of some of our embedded device enablement products, in particular our XPort, XPort Pro, ASIC, MatchPort and WiPort product families, partially offset by a decrease in unit sales of some of our external device enablement products, in particular our WiBox, UBox and MSS product families, offset by an increase in our EDS product family. The increase in net revenue from our device management product line was due to an increase in unit sales of our SLS Spider, SLB and SCS product families, partially offset by a decrease in sales of our SLC product family.

Net Revenues by Geographic Region

The following table presents net revenues by geographic region:

	Years Ended June 30,				Change	
	2011	% of Net Revenue	2010	% of Net Revenue	$	%
	(In thousands, except percentages)					
Americas	$ 25,648	52.0%	$ 26,111	56.3%	$ (463)	(1.8%)
EMEA	15,370	31.2%	12,953	27.9%	2,417	18.7%
Asia Pacific	8,303	16.8%	7,311	15.8%	992	13.6%
Net revenue	$ 49,321	100.0%	$ 46,375	100.0%	$ 2,946	6.4%

The Europe, Middle East and Africa (the "EMEA") and Asia Pacific geographic regions primarily contributed to the increase in net revenues for the fiscal year ended June 30, 2011 compared to the fiscal year ended June 30, 2010, partially offset by a decrease in the Americas. The increase in net revenue from the EMEA region was mainly due to an increase in unit sales of our device enablement product lines, in particular our XPort, XPort Pro, ASIC, MICRO, Xpress and EDS product families, partially offset by a decrease in our WiPort and UBox product families. The increase in net revenue in the Asia Pacific region was due to an increase in unit sales of our device management product lines, in particular our SLS and SLC product families, as well as an increase in our device enablement product lines, in particular our XPort Pro, MICRO. MatchPort and WiPort product families, partially offset by a decrease in sales of our XPort product family.

Net Revenues by Significant Customer

The following table presents net revenues by significant customer and a related party as a percentage of net revenues:

	Years Ended June 30,	
	2011	2010
Top five customers [1][2]	41%	39%
Ingram Micro	14%	10%
Tech Data	7%	11%
Related parties	2%	1%

[1] Includes Ingram Micro and Tech Data.
[2] All top five customers are distributors

Two international customers, Lynx (former transtec AG) and barix AG, are related parties due to common ownership by our largest stockholder and Lantronix director, Bernhard Bruscha.

Gross Profit

Gross profit represents net revenues less cost of revenues. Cost of revenues consisted primarily of the cost of raw material components, subcontract labor assembly from contract manufacturers, manufacturing overhead, amortization of purchased intangible assets, establishing or relieving inventory reserves for excess and obsolete products or raw materials, warranty costs, royalties and share-based compensation.

The following table presents gross profit:

	Years Ended June 30,				Change	
	2011	% of Net Revenues	2010	% of Net Revenues	$	%
	(In thousands, except percentages)					
Gross profit	$ 24,414	49.5%	$ 24,118	52.0%	$ 296	1.2%

In order of significance, the decrease in gross profit percentage was due to (i) an increase in inventory reserve expenses in the current year mainly as a result of excess materials for end of life products, (ii) an increase in warranty expenses as a result of a specific product issue and (iii) product mix as a result of certain lower margin products increasing as a percentage of sales.

Selling, General and Administrative

Selling, general and administrative expenses consisted of personnel-related expenses including salaries and commissions, share-based compensation, facility expenses, information technology, trade show expenses, advertising and professional legal and accounting fees.

The following table presents selling, general and administrative expenses:

	Years Ended June 30,				Change	
	2011	% of Net Revenue	2010	% of Net Revenue	$	%
	(In thousands, except percentages)					
Personnel-related expenses	$ 11,293		$ 10,135		$ 1,158	11.4%
Professional fees and outside services	4,679		2,054		2,625	127.8%
Advertising and marketing	1,940		2,099		(159)	(7.6%)
Facilities	1,149		1,214		(65)	(5.4%)
Share-based compensation	1,114		1,380		(266)	(19.3%)
Depreciation	661		622		39	6.3%
Bad debt expense (recovery)	27		(7)		34	(485.7%)
Other	1,510		1,538		(28)	(1.8%)
Selling, general and administrative	$ 22,373	45.4%	$ 19,035	41.0%	$ 3,338	17.5%

In order of significance, the increase in selling, general and administrative expense for the fiscal year ended June 30, 2011, as compared to the fiscal year ended June 30, 2010 was primarily due to: (i) an increase in professional fees and outside services due to the $2.1 million of expenses related to the investigation and $561,000 of expenses related to the contested proxy and (ii) an increase in personnel-related expenses due to separation expenses of $862,000 related to the departure of the former Chief Executive Officer and Chief Financial Officer, partially offset by (iii) a decrease in advertising and marketing expenses as a result of cost saving efforts and (iv) a decrease in share-based compensation due to the timing of stock option amortization.

Research and Development

Research and development expenses consisted of personnel-related expenses including share-based compensation, as well as expenditures to third-party vendors for research and development activities.

The following table presents research and development expenses:

	Years Ended June 30,				Change	
	2011	% of Net Revenue	2010	% of Net Revenue	$	%
	(In thousands, except percentages)					
Personnel-related expenses	$ 4,610		$ 4,027		$ 583	14.5%
Facilities	997		1,096		(99)	(9.0%)
Professional fees and outside services	677		365		312	85.5%
Share-based compensation	293		478		(185)	(38.7%)
Depreciation	42		56		(14)	(25.0%)
Other	414		316		98	31.0%
Research and development	$ 7,033	14.3%	$ 6,338	13.7%	$ 695	11.0%

The increase in research and development expenses for the fiscal year ended June 30, 2011 compared to the fiscal year ended June 30, 2010 was primarily due to: (i) an increase in personnel-related expenses due to the suspension of a Company-wide furlough program in the equivalent period one year ago and (ii) an increase in professional fees and outside services related to development projects for upcoming product releases; partially offset by (iii) a decrease in share-based compensation due to the timing of stock option amortization and (iv) a decrease in facility related expenses as a result of cost saving efforts. Research and development expenses could increase in future periods as we continue to invest in new development efforts.

Interest Expense, Net

The following table presents interest expense, net:

	Years Ended June 30,				Change	
	2011	% of Net Revenues	2010	% of Net Revenues	$	%
	(In thousands, except percentages)					
Interest expense, net	$ (123)	(0.2%)	$ (149)	(0.3%)	$ 26	(17.4%)

The change in interest expense, net, is primarily due to lower interest expenses related to capital leases in the current year.

Other Expense, Net

The following table presents other expense, net:

	Years Ended June 30,				Change	
	2011	% of Net Revenues	2010	% of Net Revenues	$	%
	(In thousands, except percentages)					
Other expense, net	$ (28)	(0.1%)	$ (19)	(0.0%)	$ (9)	47.4%

The change in other expense, net, is primarily due to foreign currency remeasurement and transaction adjustments related to our foreign subsidiaries whose functional currency is the U.S. dollar.

Provision for Income Taxes

The following table presents the income tax provision:

	Years Ended June 30,				Change	
	2011	% of Net Revenues	2010	% of Net Revenues	$	%
	(In thousands, except percentages)					
Provision for income taxes	$ 56	0.1%	$ 24	0.1%	$ 32	133.3%

The following table presents our effective tax rate based upon our income tax provision:

	Years Ended June 30,	
	2011	2010
Effective tax rate	(1.1%)	(1.6%)

We utilize the liability method of accounting for income taxes. The federal statutory rate was 34% for all periods presented. The difference between our effective tax rate and the federal statutory rate resulted primarily from the effect of our domestic losses recorded without a tax benefit, as well as the effect of foreign earnings taxed at rates differing from the federal statutory rate. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized.

As a result of our cumulative losses, we provided a full valuation allowance against our net deferred tax assets for the fiscal years ended June 30, 2011 and 2010. The following table summarizes our net operating loss ("NOL") carryovers:

	June 30, 2011
	(In thousands)
Federal	$ 84,188
State	$ 61,437

Our NOL carryovers for federal and state income tax purposes begin to expire in fiscal years 2021 and 2013, respectively. At June 30, 2011, our fiscal 2003 through fiscal 2010 tax years remain open to examination by Federal, state, and foreign taxing authorities. However, we have NOLs beginning in fiscal 2001 which would cause the statute of limitations to remain open for the year in which the NOL was incurred.

Liquidity and Capital Resources

Liquidity

Since inception through fiscal 2011, we have financed our operations primarily through the issuance of common stock, a term loan and operating activities.

The following table presents details of our working capital and cash:

	June 30,		Increase (Decrease)
	2011	2010	
	(In thousands)		
Working capital	$ 5,222	$ 7,623	$ (2,401)
Cash and cash equivalents	$ 5,836	$ 10,075	$ (4,239)

In order of significance, our working capital as of June 30, 2011 decreased, as compared to June 30, 2010 primarily due to: (i) a decrease in cash as a result of payments related to the investigation, proxy contest and inventory and (ii) an increase in accounts payable as a result of the increase in inventory and the timing of cash payments to vendors.

We believe that our existing cash and cash equivalents and funds available from our line of credit will be adequate to meet our anticipated cash needs through at least the next 12 months. Our future capital requirements will depend on many factors, including the timing and amount of our net revenue, research and development, expenses associated with any strategic partnerships or acquisitions and infrastructure investments, and expenses related to litigation, which could affect our ability to generate additional cash. If cash generated from operations and financing activities is insufficient to satisfy our working capital requirements, we may need to raise capital by borrowing additional funds through bank loans, selling of securities or other means. There can be no assurance that we will be able to raise any such capital on terms acceptable to us, if at all. If we are unable to secure additional financing, we may not be able to develop or enhance our products, take advantage of future opportunities, respond to competition or continue to operate our business.

In September 2010, we entered into an Amendment to the Loan and Security Agreement (the "Loan Agreement"), which provides for a two-year $4.0 million maximum revolving line (the "Revolving Line") with a three-year $2.0 million term loan (the "Term Loan"). Per the Loan Agreement, the proceeds from the Term Loan were used to pay the balance of $611,000 outstanding on the term loan that was made under the original agreement in 2008. The Term Loan was funded on September 28, 2010 and is payable in 36 equal monthly installments of principal and accrued interest. There are no borrowings outstanding on the Revolving Line as of year end.

Borrowings under the Loan Agreement bear interest at the greater of 4.75% or prime rate plus 0.75% per annum. Upon entering into the Loan Agreement, we paid a fully earned, non-refundable commitment fee of $20,000 and will pay an additional $15,000 on September 28, 2011, the first anniversary of the effective date of the Loan Agreement.

The Borrowing Base (as defined in the Loan Agreement) under the Revolving Line is based upon eligible accounts receivable as defined per the Loan Agreement. The "Amount Available under the Revolving Line" is defined as at any time (a) the lesser of (i) the Revolving Line maximum or (ii) the Borrowing Base, minus (b) the amount of all outstanding letters of credit (including drawn but unreimbursed letters of credit), minus (c) an amount equal to the letter of credit reserves, minus (d) the foreign currency reserve, minus (e) the outstanding principal balance of any advances, and minus (f) one-half of the principal balance then outstanding of the Term Loan.

The Company failed to meet the minimum tangible net worth covenant for the months of May and June in fiscal 2011. On August 18, 2011, we entered into an amendment ("Amendment") to the Loan Agreement. The Amendment provided for (1) a limited waiver to the minimum tangible net worth financial covenant, (2) a modification of the minimum tangible net worth financial covenant, and (3) a modification to the interest rate such that the interest will accrue at a per annum rate equal to 2.50 percentage points above the prime rate, payable monthly. If the Company achieves two consecutive fiscal quarters of earnings before interest, taxes, depreciation and amortization ("EBITDA") greater than $1.00 (commencing with the fiscal quarter ending September 30, 2011), and only for so long as the Company maintains EBITDA greater than $1.00 at the end of each subsequent fiscal quarter, the interest shall accrue at a per annum rate equal to 1.50 percentage point above the Prime Rate, payable monthly.

The following table presents the balance outstanding on the Term Loan, our available borrowing capacity and outstanding letters of credit, which were used to secure equipment leases, deposits for a building lease, and security deposits:

	June 30,	
	2011	2010
	(In thousands)	
Term Loan	$ 1,500	$ 778
Available borrowing capacity	$ 2,302	$ 1,031
Outstanding letters of credit	$ 84	$ 343

As of June 30, 2011, approximately $339,000 of our cash was held in foreign subsidiary bank accounts. This cash is unrestricted with regard to foreign liquidity needs; however, our ability to utilize a portion of this cash to satisfy liquidity needs outside of such foreign locations may be subject to approval by the foreign location board of directors.

Cash Flows

The following table presents the major components of the consolidated statements of cash flows:

	Years Ended June 30,	
	2011	2010
	(In thousands)	
Net cash provided by (used in):		
Net loss	$ (5,271)	$ (1,519)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:	2,992	2,720
Changes in operating assets and liabilities:		
Accounts receivable	(1,594)	516
Inventories	(2,455)	(202)
Contract manufacturers' receivable	379	(360)
Prepaid expenses and other current assets	(140)	(36)
Other assets	(90)	(13)
Accounts payable	1,808	924
Accrued payroll and related expenses	422	149
Warranty reserve	85	(41)
Restructuring reserve	-	(76)
Other liabilities	(280)	560
Cash received related to tenant incentives	32	290
Net cash (used in) provided by operating activities	(4,112)	2,912
Net cash used in investing activities	(413)	(860)
Net cash provided by (used in) financing activities	212	(1,070)
Effect of foreign exchange rate changes on cash	74	(44)
Increase (decrease) in cash and cash equivalents	$ (4,239)	$ 938

Operating activities used cash during the fiscal year ended June 30, 2011. This was the result of a net loss and cash used by operating assets and liabilities, offset by non-cash operating expenses. Significant non-cash items included share-based compensation and depreciation. In order of significance, the changes in operating assets and liabilities that had a significant impact on the cash used by operating activities included: (i) an increase in inventories due to an increase in safety stock of certain products to ensure the on-time fulfillment of customer demand as well as an increase in the SLS Spider product family inventory as a result of lower than forecasted demand and (ii) an increase in accounts receivable as a result of lower deferred revenue balance which is recorded as a contra to accounts receivable due to the renegotiating agreements with certain distributors as part of an initiative to optimize its sales channel; offset by an increase in accounts payable as a result of the increase in inventory and expenses related to the investigation.

Operating activities provided cash during the fiscal year ended June 30, 2010. This was the result of cash provided by operating assets and liabilities and non-cash operating expenses offset by a net loss. Significant non-cash items included share-based compensation and depreciation. In order of significance, the changes in operating assets and liabilities that had a significant impact on the cash provided by operating activities included: (i) an increase in accounts payable as a result of the timing of inventory receipts and cash payments to vendors, (ii) an increase in other current liabilities and a decrease in accounts receivable as a result of an increase in deferred revenue at distributors; and (iii) cash received related to tenant incentives in connection with a building lease we entered into during fiscal 2010 for our corporate headquarter facility; offset by an increase in our inventories as a result of an increase in inventory held by our distributors.

Investing activities used cash during the fiscal years ended June 30, 2011 and 2010. This was due to the purchase of property and equipment.

Financing activities provided cash during the fiscal year ended June 30, 2011. This was due to (i) proceeds from the amended term loan and (ii) proceeds from the sale of common shares through employee stock option exercises; offset by (iii) payments related to the Term Loan, (iv) payments on capital lease obligations and (v) minimum tax withholding paid on behalf of employees related to the vesting of restricted shares.

Financing activities used cash during the fiscal year ended June 30, 2010. This was due to (i) payments on the term loan, (ii) payments of capital lease obligations and (iii) minimum tax withholding paid on behalf of employees related to the vesting of restricted shares.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2011 and 2010.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements, related notes thereto and supplementary data required by this item are incorporated by reference from Part IV, Item 15 of this Form 10-K and are presented beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of our fiscal year. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer to allow timely decisions regarding required disclosure.

(b) Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) identified during the fiscal quarter that ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f). Our internal control system was designed to provide reasonable assurance to management and the board of directors regarding the effectiveness of our internal control processes over the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We have assessed the effectiveness of our internal controls over financial reporting as of June 30, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, we believe that, as of June 30, 2011, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is included in our 2011 Definitive Proxy Statement (or "Proxy Statement) and is incorporated herein by reference. The Proxy Statement will be filed pursuant to Regulation 14A of the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The names of our executive officers and their ages, titles and biographies as of the date hereof are set forth in Part I, Item 1 in the section entitled "Executive Officers of the Registrant" above, and are incorporated herein by reference.

The following information is included in our Proxy Statement and is incorporated herein by reference:

- Information regarding our directors is set forth under the proposal "Election of Directors."
- Information regarding our Audit Committee and designated "audit committee financial experts" is set forth under "Election of Directors — Audit Committee."
- Information regarding Section 16(a) beneficial ownership reporting compliance is set forth Other Information — Section 16(a) Beneficial Ownership Reporting Compliance."
- Information on our code of business conduct and ethics for directors, officers and employees (or "Code of Ethics") is set forth under "Election of Directors — Code of Ethics and Complaint Procedure."

We have adopted the Code of Ethics, which applies to all of our directors, officers, and employees. The Code of Ethics operates as a tool to help our directors, officers, and employees understand and adhere to the high ethical standards we expect. Our Code of Ethics can be found on our website at www.lantronix.com. We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics by posting such information on our website at the address specified above.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is incorporated herein by reference to the sections in the Proxy Statement under the headings "Compensation Discussion and Analysis," "Compensation Committee Interlocks and Insider Participation in Compensation Decisions," "Compensation Committee Report," "Executive Officers," "Summary Compensation Table," "Grant of Plan Based Awards," "Outstanding Equity Awards," "Option Exercises and Stock Vested," "Pension Benefits," and "Nonqualified Deferred Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners, directors and executive officers is set forth under "Election of Directors" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions is set forth under "Election of Directors" and "Other Information — Related Party Transactions" in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal auditor fees and services is set forth under the proposal "Ratification of Appointment of Independent Registered Public Accountants" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *1. Consolidated Financial Statements*

The following financial statements of the Company and related Report of Independent Registered Public Accounting Firm is filed as part of this Annual Report on Form 10-K.

	Page
Report of Independent Registered Public Accounting Firm, McGladrey & Pullen, LLP	F-2
Consolidated Balance Sheets as of June 30, 2011 and 2010	F-3
Consolidated Statements of Operations for the fiscal years ended June 30, 2011 and 2010	F-4
Consolidated Statements of Stockholders' Equity for the fiscal years ended June 30, 2011 and 2010	F-5
Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2011 and 2010	F-6
Notes to Consolidated Financial Statements	F-7 – F-24

2. Exhibits

The exhibits listed on the accompanying index to exhibits immediately following the financial statements are filed as part of, or hereby incorporated by reference into, this Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Lantronix, Inc.

We have audited the accompanying consolidated balance sheets of Lantronix, Inc. as of June 30, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion thereon. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lantronix, Inc. as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Irvine, California
September 15, 2011

LANTRONIX, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	June 30, 2011	June 30, 2010
Assets		
Current Assets:		
Cash and cash equivalents	$ 5,836	$ 10,075
Accounts receivable (net of allowance for doubtful accounts of $102 and $93 at June 30, 2011 and 2010, respectively)	2,908	1,342
Inventories, net	9,160	6,873
Contract manufacturers' receivable	636	1,015
Prepaid expenses and other current assets	605	515
Deferred tax assets	569	542
Total current assets	19,714	20,362
Property and equipment, net	1,761	2,392
Goodwill	9,488	9,488
Purchased intangible assets, net	54	155
Other assets	175	135
Total assets	$ 31,192	$ 32,532
Liabilities and stockholders' equity		
Current Liabilities:		
Accounts payable	$ 8,358	$ 6,545
Accrued payroll and related expenses	2,000	1,568
Warranty reserve	268	183
Short-term debt	667	667
Other current liabilities	3,199	3,776
Total current liabilities	14,492	12,739
Non-Current Liabilities:		
Long-term liabilities	550	646
Long-term capital lease obligations	45	153
Long-term debt	833	111
Deferred tax liabilities	569	542
Total non-current liabilities	1,997	1,452
Total liabilities	16,489	14,191
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized; 10,549,852 and 10,322,597 shares issued and outstanding at June 30, 2011 and 2010, respectively	1	1
Additional paid-in capital	192,780	191,147
Accumulated deficit	(178,477)	(173,206)
Accumulated other comprehensive income	399	399
Total stockholders' equity	14,703	18,341
Total liabilities and stockholders' equity	$ 31,192	$ 32,532

See accompanying notes.

LANTRONIX, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended June 30,	
	2011	**2010**
Net revenue (1)	$ 49,321	$ 46,375
Cost of revenue	24,907	22,257
Gross profit	24,414	24,118
Operating expenses:		
Selling, general and administrative	22,373	19,035
Research and development	7,033	6,338
Amortization of purchased intangible assets	72	72
Total operating expenses	29,478	25,445
Loss from operations	(5,064)	(1,327)
Interest expense, net	(123)	(149)
Other expense, net	(28)	(19)
Loss before income taxes	(5,215)	(1,495)
Provision for income taxes	56	24
Net loss	$ (5,271)	$ (1,519)
Net loss per share (basic and diluted)	$ (0.51)	$ (0.15)
Weighted average shares (basic and diluted)	10,434	10,276
(1) Includes net revenue from related parties	$ 942	$ 642

See accompanying notes.

LANTRONIX, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount				
Balance at June 30, 2009	10,090,088	$ 1	$ 189,584	$ (171,687)	$ 426	$ 18,324
Shares issued pursuant to stock awards, net	232,509	-	158	-	-	158
Minimum tax withholding paid on behalf of employees for restricted shares	-	-	(263)	-	-	(263)
Share-based compensation	-	-	1,668	-	-	1,668
Components of comprehensive loss:						
Translation adjustments	-	-	-	-	(27)	(27)
Net loss	-	-	-	(1,519)	-	(1,519)
Comprehensive loss	-	-	-	-	-	(1,546)
Balance at June 30, 2010	10,322,597	1	191,147	(173,206)	399	$ 18,341
Shares issued pursuant to stock awards, net	227,255	-	480	-	-	480
Minimum tax withholding paid on behalf of employees for restricted shares	-	-	(295)	-	-	(295)
Share-based compensation	-	-	1,448	-	-	1,448
Components of comprehensive loss:						
Net loss	-	-	-	(5,271)	-	(5,271)
Comprehensive loss	-	-	-	-	-	(5,271)
Balance at June 30, 2011	10,549,852	$ 1	$ 192,780	$ (178,477)	$ 399	$ 14,703

See accompanying notes.

LANTRONIX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended June 30,	
	2011	2010
Operating activities		
Net loss	$ (5,271)	$ (1,519)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Share-based compensation	1,603	1,901
Depreciation	1,042	908
Provision (recovery) for inventories	167	(192)
Provision for officer loan	52	-
Amortization of purchased intangible assets	101	110
Provision (recovery) for doubtful accounts	27	(7)
Changes in operating assets and liabilities:		
Accounts receivable	(1,594)	516
Inventories	(2,455)	(202)
Contract manufacturers' receivable	379	(360)
Prepaid expenses and other current assets	(140)	(36)
Other assets	(90)	(13)
Accounts payable	1,808	924
Accrued payroll and related expenses	422	149
Warranty reserve	85	(41)
Restructuring reserve	-	(76)
Other liabilities	(280)	560
Cash received related to tenant incentives	32	290
Net cash (used in) provided by operating activities	(4,112)	2,912
Investing activities		
Purchases of property and equipment, net	(413)	(860)
Net cash used in investing activities	(413)	(860)
Financing activities		
Minimum tax withholding paid on behalf of employees for restricted shares	(295)	(263)
Proceeds from term loan	2,000	-
Payment of term loan	(1,277)	(667)
Net proceeds from issuances of common stock	93	159
Payment of capital lease obligations	(309)	(299)
Net cash provided by (used in) financing activities	212	(1,070)
Effect of foreign exchange rate changes on cash	74	(44)
Increase (decrease) in cash and cash equivalents	(4,239)	938
Cash and cash equivalents at beginning of period	10,075	9,137
Cash and cash equivalents at end of period	$ 5,836	$ 10,075
Supplemental disclosure of cash flow information		
Interest paid	$ 121	$ 154
Income taxes paid	$ 33	$ 27
Shares of common stock issued to settle performance bonus awards	$ 387	$ -

See accompanying notes.

1. Summary of Significant Accounting Policies

The Company

Lantronix, Inc. (the "Company"), incorporated in California in June 1989 and re-incorporated in the State of Delaware in May 2000, is engaged primarily in the design and distribution of networking and Internet connectivity products on a worldwide basis. The actual assembly and a portion of the engineering of the Company's products are outsourced to third parties.

The Company has incurred losses from operations and has reported negative operating cash flows. As of June 30, 2011, the Company had an accumulated deficit of $178.5 million and cash and cash equivalents of $5.8 million. The Company believes that its existing cash and cash equivalents, and any cash generated from operations, will be sufficient to fund its working capital requirements, capital expenditures and other obligations through the next twelve months. Long-term the Company may face significant risks associated with the successful execution of its business strategy and may need to raise additional capital in order to fund more rapid expansion, to expand its marketing activities, to develop new or enhance existing services or products, and to respond to competitive pressures or to acquire complementary services, businesses, or technologies. If the Company is not successful in generating sufficient cash flow from operations, it may need to raise additional capital through public or private financing, strategic relationships, or other arrangements.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. At June 30, 2011, approximately $2.8 million of the Company's net tangible assets (primarily inventory held at our third party logistics provider in Hong Kong and cash held in foreign bank accounts) were located outside of the U.S. Such assets are unrestricted with regard to foreign liquidity needs, however, the ability of the Company to utilize such assets to satisfy liquidity needs outside of such foreign locations may be subject to approval by the foreign location board of directors.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The industry in which the Company operates is characterized by rapid technological change and short product life cycles. As a result, estimates made in preparing the consolidated financial statements include the allowance for doubtful accounts, sales returns and allowances, inventory reserves, allowance for officer loans, goodwill and purchased intangible asset valuations, deferred income tax asset valuation allowances and warranty reserves. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

Revenue Recognition

The Company does not recognize revenue until all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the Company's price to the buyer is fixed or determinable; and collectability is reasonably assured. A significant portion of the Company's sales are made to distributors under agreements which contain a limited right to return unsold product and price protection provisions. Therefore, the recognition of net revenue and related cost of revenue from sales to certain large distributors are deferred until the distributor resells the product.

When product revenues are recognized, the Company establishes an estimated allowance for future product returns based on historical returns experience; when price reductions are approved, it establishes an estimated liability for price protection payable on inventories owned by distributors. Should actual product returns or pricing adjustments exceed the Company's estimates, additional reductions to revenue could result.

Net revenue from the licensing of software is recognized at the time of shipment (or at the time of resale in the case of software products sold through distributors), provided the Company has vendor-specific objective evidence of the fair value of each element of the software offering and collectability is probable. Additionally, the Company sells extended warranty services which extend the warranty period for an additional one to three years, depending upon the product. Warranty net revenue is recognized ratably over the warranty service period.

The following table presents our hardware and non-hardware sales as a percentage of total net revenue:

	Years Ended June 30,	
	2011	2010
Hardware	99%	99%
Non-hardware	1%	1%
Total net revenue	100%	100%

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company's allowance for doubtful accounts is based on its assessment of the collectability of specific customer accounts, the aging of accounts receivable, the Company's history of bad debts and the general condition of the industry. Accounts that are deemed uncollectible are written off against the allowance for doubtful accounts. If a major customer's creditworthiness deteriorates, or the Company's customers' actual defaults exceed its historical experience, such estimates could change and impact reported results.

The Company also maintains a reserve for uncertainties relative to the collection of former officer and former director notes receivable that originated in fiscal 2001. Factors considered in determining the level of this reserve include the value of the collateral securing the notes, the Company's ability to effectively enforce collection rights and the ability of the former officer and former director to honor their obligations.

Concentration of Credit Risk

The Company's accounts receivable are primarily derived from revenue earned from customers located throughout North America, Europe and Asia. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. Credit losses have historically been within management's expectations. The Company generally does not require collateral or other security from its customers.

Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, notes receivable, contract manufacturers' receivable, accounts payable, accrued liabilities and long-term debt. The Company believes all of the financial instruments' recorded values approximate current values because of the nature and short duration of these instruments. The fair value of long-term debt approximates its carrying value because the related effective rates of interest approximate current market rates available to us for debt with similar terms and similar remaining maturities.

Foreign Currency Translation

The functional currency for all foreign subsidiaries is currently the U.S. dollar. Non-monetary and monetary foreign currency assets and liabilities are valued in U.S. dollars at historical and end-of-period exchange rates, respectively. Revenue and expenses are translated at average exchange rates in effect during each period. Exchange gains and losses from foreign currency transactions and translations are recognized in the consolidated statements of operations. Translation adjustments for foreign subsidiaries whose functional currency was previously the local currency are suspended in accumulated other comprehensive income (loss).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments, with original maturities of 90 days or less.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. The Company provides reserves for excess and obsolete inventories determined primarily based upon estimates of future demand for the Company's products. Shipping and handling costs are classified as a component of cost of revenue in the consolidated statements of operations.

Inventory Sale and Purchase Transactions with Contract Manufacturers

Under certain circumstances, the Company sells raw materials to its contract manufacturers and subsequently repurchases finished goods from the contract manufacturers which contain such raw materials. Net sales of raw materials to the contract manufacturers are eliminated from the Company's net revenue as the Company intends to repurchase the raw materials from the contract manufacturers in the form of finished goods. Raw materials sold to the contract manufacturers which the Company intends to purchase as part of finished goods are recorded on the Company's consolidated balance sheets as contract manufacturers' receivable.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives ranging from three to five years. Depreciation and amortization of leasehold improvements are computed using the shorter of the remaining lease term or five years. Major renewals and betterments are capitalized, while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed as incurred.

Capitalized Internal Use Software Costs

The Company capitalizes the costs of computer software developed or obtained for internal use. Capitalized computer software costs consist of purchased software licenses and implementation costs. The capitalized software costs are being amortized on a straight-line basis over a period of three to five years.

Goodwill and Purchased Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The Company tests goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth fiscal quarter or more frequently if the Company believes indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the single reporting unit with its aggregate carrying amount, including goodwill. The Company determines the fair value of its single reporting unit using the market or income approach methodology of valuation that includes comparing it to the market values of similar companies. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill.

During the fourth fiscal quarters ended June 30, 2011 and 2010, the Company completed its annual goodwill impairment tests and determined that no impairment was indicated as the reporting unit's estimated fair value exceeded its carrying amount. As of April 1, 2011, the fair value of the reporting unit was estimated to be $39.7 million based upon the Company's market capitalization compared to the reporting unit's carrying amount of $18.1 million.

The Company accounts for long-lived assets, including other purchased intangible assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using (i) quoted market prices and/or (ii) discounted expected future cash. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Income Taxes

Income taxes are computed under the liability method. This method requires the recognition of deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and are reflected in the consolidated financial statements in the period of enactment. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Financial statement effects of a tax position are initially recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a more likely than not likelihood of being realized upon ultimate settlement with a taxing authority. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Share-Based Compensation

The Company accounts for share-based compensation by expensing the estimated fair value of stock options and similar equity instruments issued to employees over the requisite service period. The Company records amortization of share-based compensation expense ratably over the requisite service period of the grant or as market conditions are achieved. The Company estimates forfeitures in its calculation of share-based compensation.

Net Income (Loss) Per Share

Net income (loss) per share (basic) is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the fiscal year. Net income (loss) per share (diluted) is calculated by adjusting the weighted average number of common shares outstanding, assuming any dilutive effects of options using the treasury stock method.

Research and Development Costs

Costs incurred in the research and development of new products and enhancements to existing products are expensed as incurred. The Company believes its current process for developing products is essentially completed concurrently with the establishment of technological feasibility. Software development costs incurred after the establishment of technological feasibility have not been material and, therefore, have been expensed as incurred.

Warranty

Upon shipment to its customers, the Company provides for the estimated cost to repair or replace products to be returned under warranty. The Company's products typically carry a one- to two-year warranty. Although the Company engages in extensive product quality programs and processes, its warranty obligation is affected by product failure rates, use of materials or service delivery costs that differ from the Company's estimates. As a result, additional warranty reserves could be required, which could reduce gross margins. Additionally, the Company sells extended warranty services, which extend the warranty period for an additional one to three years depending upon the product.

Advertising Expenses

Advertising costs are expensed in the period incurred.

Accumulated Comprehensive Income

Accumulated other comprehensive income is composed of accumulated translation adjustments as of June 30, 2011 and 2010.

Segment Information

The Company has one operating and reportable segment, networking and Internet connectivity.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or FASB, issued guidance regarding the presentation of comprehensive income. The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new standard also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. The updated guidance is effective on a retrospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The adoption of this guidance will not have a material impact on the Company's financial statements.

In May 2011, the FASB issued additional guidance on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The updated guidance is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The adoption of this guidance will not have a material impact on the Company's financial statements.

2. Supplemental Financial Information

Inventories

The following table presents details of the Company's inventories:

	June 30,	
	2011	2010
	(In thousands)	
Finished goods	$ 6,475	$ 4,258
Raw materials	1,912	1,390
Inventory at distributors *	1,436	1,924
Large scale integration chips **	714	516
Inventories, gross	10,537	8,088
Reserve for excess and obsolete inventory	(1,377)	(1,215)
Inventories, net	$ 9,160	$ 6,873

* Balance represents finished goods held by distributors
** This item is sold individually and embedded into the Company's products.

Property and Equipment

The following table presents details of the Company's property and equipment:

	June 30,	
	2011	2010
	(In thousands)	
Computer and office equipment	$ 3,356	$ 3,323
Furniture and fixtures	862	874
Production and warehouse equipment	1,799	1,581
Construction-in-progress	99	-
Property and equipment, gross	6,116	5,778
Less accumulated depreciation	(4,355)	(3,386)
Property and equipment, net	$ 1,761	$ 2,392

The following table presents details of property and equipment recorded in connection with capital lease obligations:

	June 30,	
	2011	2010
	(In thousands)	
Property and equipment	$ 446	$ 526
Less accumulated depreciation	(317)	(266)
Total	$ 129	$ 260

The following table presents details of the unamortized costs capitalized as internal use software included in construction-in-progress and computer and office equipment:

	June 30,	
	2011	2010
	(In thousands)	
Capitalized internal use software	$ 403	$ 786

The following table presents the details of depreciation of capitalized internal use software:

	Years Ended June 30,	
	2011	2010
	(In thousands)	
Depreciation of capitalized internal use software	$ 400	$ 358

Purchased Intangible Assets

The following table presents details of the Company's purchased intangible assets:

		June 30, 2011			June 30, 2010		
	Useful Lives in Years	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
				(In thousands)			
Existing technology	1 - 5	$ 7,259	$ (7,259)	$ -	$ 7,259	$ (7,231)	$ 28
Patent/core technology	6	839	(785)	54	839	(712)	127
Total purchased intangible assets		$ 8,098	$ (8,044)	$ 54	$ 8,098	$ (7,943)	$ 155

Warranty Reserve

The following table presents details of the Company's warranty reserve:

	June 30,	
	2011	2010
	(In thousands)	
Beginning balance	$ 183	$ 224
Charged to cost of revenues	288	84
Usage	(203)	(125)
Ending balance	$ 268	$ 183

Other Liabilities

The following table presents details of the Company's other liabilities:

	June 30,	
	2011	2010
	(In thousands)	
Current		
Customer deposits and refunds	$ 1,047	$ 1,829
Deferred revenue	178	174
Capital lease obligations	100	301
Taxes payable	211	205
Other	1,663	1,267
Total other current liabilities	$ 3,199	$ 3,776
Long-term		
Deferred rent	$ 250	$ 288
Severance accrual	153	-
Deferred revenue	147	124
Performance bonus	-	234
Total other long-term liabilities	$ 550	$ 646

Advertising Expenses

The following table presents details of the Company's advertising expenses:

	Years Ended June 30,	
	2011	2010
	(In thousands)	
Advertising expenses	$ 390	$ 511

Interest Expense

The following table presents details of the Company's interest expense:

	Years Ended June 30,	
	2011	2010
	(In thousands)	
Interest expense	$ 123	$ 150

Computation of Net Loss per Share

Basic and diluted net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the year.

The following table presents the computation of net loss per share:

	Years Ended June 30,	
	2011	2010
	(In thousands, except per share data)	
Numerator:		
Net loss	$ (5,271)	$ (1,519)
Denominator:		
Weighted-average shares outstanding	10,541	10,568
Less: Unvested common shares outstanding	(107)	(292)
Weighted average shares (basic and diluted)	10,434	10,276
Net loss per share (basic and diluted)	$ (0.51)	$ (0.15)

The following table presents the common stock equivalents excluded from the diluted net loss per share calculation, because they were anti-dilutive as of such dates. These excluded common stock equivalents could be dilutive in the future.

	Years Ended June 30,	
	2011	2010
	(In thousands)	
Common stock equivalents	826	1,232

Supplemental Cash Flow Information

The following table presents non-cash investing and financing transactions excluded from the consolidated statements of cash flows:

	Years Ended June 30,	
	2011	2010
	(In thousands)	
Non-cash acquisition of property and equipment	$ -	$ 208

3. Officer Loans

The Company has outstanding notes receivable from a former officer and a former director primarily related to taxes on exercised stock options. These notes are non-recourse, secured by shares of common stock, and bear interest at rates ranging from 5.19% to 7.50% per annum. Principal and any unpaid interest are due upon any transfer or disposition of the secured common stock. Former officer and former director loans are included in other assets on the balance sheet.

One of the note holders is a former Chief Executive Officer who assumed the role of Chief Technology and Strategy Officer of the Company effective May 30, 2002 and resigned from the Company effective September 1, 2002. During fiscal 2002, the Company reduced the carrying amount of the former officer's loans to zero by establishing a reserve for uncertainties relative to collection of the related notes receivable. Factors considered in determining the level of this reserve include the value of the collateral securing the notes, the ability of the Company to effectively enforce its collection rights and the ability of the former officer to honor his obligations to the Company.

Due to the decline in the Company's stock price during fiscal 2011, the Company reduced the carrying amount of the former director's loan to the fair value of the collateralized shares as of June 30, 2011 which resulted in a $52,000 charge to other expense.

4. Line of Credit and Term Loan

Line of Credit

In September 2010, the Company entered into an Amendment to the Loan and Security Agreement (the "Loan Agreement"), which provides for a two-year $4.0 million maximum revolving line (the "Revolving Line") with a three-year $2.0 million term loan (the "Term Loan"). Per the Loan Agreement, the proceeds from the Term Loan were used to pay the balance of $611,000 outstanding on the term loan that was made under the original agreement in 2008. The Term Loan was funded on September 28, 2010 and is payable in 36 equal monthly installments of principal and accrued interest. There are no borrowings outstanding on the Revolving Line as of June 30, 2011.

Borrowings under the Loan Agreement bear interest at the greater of 4.75% or prime rate plus 0.75% per annum. Upon entering into the Loan Agreement, the Company paid a fully earned, non-refundable commitment fee of $20,000 and will pay an additional $15,000 on September 28, 2011, the first anniversary of the effective date of the Loan Agreement.

The Borrowing Base (as defined in the Loan Agreement) under the Revolving Line is based upon eligible accounts receivable as defined per the Loan Agreement. The "Amount Available under the Revolving Line" is defined as at any time (a) the lesser of (i) the Revolving Line maximum or (ii) the Borrowing Base, minus (b) the amount of all outstanding letters of credit (including drawn but unreimbursed letters of credit), minus (c) an amount equal to the letter of credit reserves, minus (d) the foreign currency reserve, minus (e) the outstanding principal balance of any advances, and minus (f) one-half of the principal balance then outstanding of the Term Loan.

The Company failed to meet the minimum tangible net worth covenant for the months of May and June in fiscal 2011. On August 18, 2011, the Company entered into an amendment ("Amendment") to the Loan Agreement. The Amendment provided for (1) a limited waiver to the minimum tangible net worth financial covenant, (2) a modification of the minimum tangible net worth financial covenant, and (3) a modification to the interest rate such that the interest will accrue at a per annum rate equal to 2.50 percentage points above the Prime Rate, payable monthly. If the Company achieves two consecutive fiscal quarters of EBITDA greater than $1.00 (commencing with the fiscal quarter ending September 30, 2011), and only for so long as the Company maintains EBITDA greater than $1.00 at the end of each subsequent fiscal quarter, the interest shall accrue at a per annum rate equal to 1.50 percentage point above the Prime Rate, payable monthly.

Availability under the Line of Credit

The following table presents the Company's available borrowing capacity and outstanding letters of credit, which were used to secure equipment leases, deposits for a building lease, and security deposits:

	June 30,	
	2011	2010
	(In thousands)	
Term Loan	$ 1,500	$ 778
Available borrowing capacity	$ 2,302	$ 1,031
Outstanding letters of credit	$ 84	$ 343

5. Stockholders' Equity

Share-Based Plans

As reported in Form 8-K dated June 24, 2011, as a result of the findings of the independent investigation of certain allegations asserted by a director of the Company, it was determined that certain grants to the former Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") exceeded the annual limitation on the numbers of stock options that could be granted to an individual in a single year contained in the Company's 2000 Stock Plan and therefore were invalid (the "invalid options"). As a result, the Company removed the total of 121,124 invalid stock options from the balance of outstanding stock options as of June 30, 2010 and 2011. It was determined that the former CEO and CFO most likely had a valid compensation claim against the Company due to the fact that the grants were approved in fiscal 2010 by the Compensation Committee of the Company and the executives continued to provide services based upon an expectation that valid awards had been granted. As such, the shared-based compensation expense related to the original awards was properly charged to expenses as previously presented in the Company's financial statements. Effective upon their resignation, the former CEO and CFO relinquished any and all rights to the invalid option grants as part of their respective separation agreements signed in June of 2011. Accordingly, the previously recognized expense of approximately $149,000 was reversed in June 2011.

As part of the separation agreements with the former CEO and CFO discussed above, their outstanding share based awards, other than the invalid options, were modified to increase the post-termination exercise period for all outstanding stock options and to accelerate and fully vest all outstanding unvested share based awards. The modifications resulted in a charge to share based compensation of approximately $126,000 in June of 2011.

The Company has share-based plans under which non-qualified and incentive stock options have been granted to employees, non-employees and board members. In addition, the Company has granted restricted stock awards to employees and board members under these share-based plans.

The board of directors determines eligibility, vesting schedules and exercise prices for options and shares granted under the plans. Share-based awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. Option awards generally have a term of 7 to10 years. Share-based awards generally vest and become exercisable over a one- to four-year service period. The Company has granted share-based awards with market conditions whereby vesting is accelerated upon achieving certain stock price thresholds. In addition, the board of directors has approved a share-based performance plan whereby employees will be paid in vested common shares if minimum revenue, income and management objectives are met. The Company issues new shares to satisfy stock option exercises, restricted stock grants, and stock purchases under its share-based plans.

No income tax benefit was realized from activity in the Company's share-based plans during the fiscal years ended June 30, 2011 and 2010.

The following table presents a summary of share-based compensation by functional line item:

	Years Ended June 30,	
	2011	2010
	(In thousands)	
Cost of revenues	$ 63	$ 43
Selling, general and administrative	1,114	1,380
Research and development	426	478
Total share-based compensation	$ 1,603	$ 1,901

The following table presents a summary of share-based compensation for the Company's share-based plans:

	Years Ended June 30,	
	2011	2010
	(In thousands)	
Stock options	$ 1,089	$ 1,319
Restricted stock	359	349
Performance Plan	155	233
Total share-based compensation	$ 1,603	$ 1,901

The following table presents a summary of remaining unrecognized share-based compensation expense for the Company's share-based plans as of June 30, 2011:

Vesting Condition	Remaining Unrecognized Compensation Cost	Weighted Average Remaining Years To Vest
	(In thousands)	
Stock Option Awards:		
Service based	$ 1,031	
All stock option awards	$ 1,031	2.7
Restricted Stock Awards:		
Service based	$ 200	
All restricted stock awards	$ 200	1.2

Stock Option Awards

The fair value of each stock option grant was estimated on the grant date using the Black-Scholes-Merton ("BSM") option-pricing formula. To the extent that the stock option grant included market conditions, the Company used a lattice model to estimate the fair value for each stock option grant. Expected volatilities were based on the historical volatility of the Company's stock price. The expected term of options granted was estimated using the simplified method. To the extent that stock option grants included market conditions and do not meet the rules for the simplified method, the Company used a lattice model to estimate the expected term of stock options granted. The risk-free rate for periods within the contractual life of the stock option grant was based on the U.S. Treasury interest rates in effect at the time of grant.

The fair value of options granted was estimated using the following weighted-average assumptions for all of the Company's stock option plans:

	Years Ended June 30,	
	2011	2010
Expected term (in years)	4.92	6.21
Expected volatility	0.79	0.80
Risk-free interest rate	1.96%	2.77%
Dividend yield	0.00%	0.00%

The following table presents a summary of option activity under all of the Company's stock option plans:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands, except share and per share data)			
Balance at June 30, 2010	1,769,215	$ 4.85		
Options granted	436,363	3.46		
Options forfeited	(204,528)	3.55		
Options expired	(148,651)	7.26		
Options exercised	(34,411)	2.70		
Balance at June 30, 2011	1,817,988	$ 4.50	6.7	$ 84
Vested or expected to vest at June 30, 2011	1,716,222	$ 4.59	6.7	$ 76
Options exercisable at June 30, 2011	1,147,998	$ 5.43	6.2	$ 22

The following table presents a summary of option grant-date fair value and intrinsic value information for all of the Company's stock option plans:

	Years Ended June 30, 2011	Years Ended June 30, 2010
	(In thousands, except per share data)	
Weighted-average grant-date fair value per share	$ 2.20	$ 1.95
Intrinsic value of options exercised	$ 26	$ 38

Nonvested Share Awards

The following table presents a summary of the activity for all of the Company's nonvested shares:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Balance of nonvested shares at June 30, 2010	291,646	$ 3.16
Granted	-	-
Forfeited	(24,804)	3.00
Vested	(159,957)	3.25
Balance of nonvested shares at June 30, 2011	106,885	$ 3.06

The following table presents a summary of the total fair value of shares vested for all of the Company's nonvested share awards:

	Years Ended June 30, 2011	Years Ended June 30, 2010
	(In thousands)	
Fair value of shares vested	$ 540	$ 443

Market-Based Share Awards

During the fiscal year ended June 30, 2008, the Company granted market-based option and restricted stock awards to certain employees and directors. The market-based share awards cliff vest over 3-years; however, the vesting may accelerate upon the Company's stock price reaching the following thresholds for 120 consecutive days: (i) 30% vests at $9.00; (ii) 30% vests at $15.00; and (iii) 40% vests at $24.00. The vesting percentages do not cumulate.

A lattice model was used to estimate the fair value and expected life for the market-based option awards. The following table presents a summary of option activity for the Company's market-based option awards:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands, except share and per share data)			
Balance at June 30, 2010	382,790	$ 4.74		
Options granted	-	-		
Options forfeited	(22,352)	5.06		
Options expired	(33,530)	5.06		
Options exercised	-	-		
Balance at June 30, 2011	326,908	$ 4.69	6.7	$ -
Vested or expected to vest at June 30, 2011	326,908	$ 4.69	6.7	$ -
Options exercisable at June 30, 2011	326,908	$ 4.69	6.7	$ -

The fair value of market-based nonvested shares was determined upon the closing trading price of the Company's shares on the grant date. A lattice model was used to estimate the expected life for the market-based nonvested shares. The following table presents a summary of the activity for the Company's market-based nonvested shares:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Balance of nonvested shares at June 30, 2010	6,666	$ 4.98
Granted	-	-
Forfeited	-	-
Vested	(6,666)	4.98
Balance of nonvested shares at June 30, 2011	-	$ -

Performance-Based Share Awards

The board of directors approved Performance Plans for the fiscal years ended June 30, 2010 and June 30, 2011, respectively, to be paid in all or part of vested common shares if minimum revenue, non-GAAP income and management objectives were met. Included in long-term liabilities on the consolidated balance sheet as of June 30, 2010 was $234,000 that was settled by the issuance of 44,528 fully vested common shares in September of 2010. In February of 2011, 24,279 fully vested common shares were issued to settle a $155,000 bonus liability for the fiscal 2011 first half Performance Plan. As of June 30, 2011, $102,000 was recorded in accrued payroll and related expenses related to the fiscal 2011 second half Performance Plan which will be settled in cash after the filing of this Form 10-K.

6. 401(k) Plan

The Company has a savings plan (the "Plan") which is qualified under Section 401(k) of the Internal Revenue Code. Eligible employees may elect to make contributions to the Plan through salary deferrals up to 15% of their base pay, subject to limitations. The Company's contributions are discretionary and are subject to limitations. Historically, the Company contributed $0.50 for each $1.00 of employee salary deferral contributions up to a maximum of 6% of the employee's annual gross wages, subject to limitations. During the fiscal year ended June 30, 2009, the Company suspended its discretionary contributions to the Plan.

7. Stock Warrants

During March 2008, the Company issued warrants to purchase approximately 180,000 shares of Lantronix common stock to class action plaintiffs as final consideration for a shareholder settlement liability. The warrants had an exercise price of $28.08 and expired on February 10, 2011.

8. Litigation

From time to time, the Company is subject to other legal proceedings and claims in the ordinary course of business. The Company is currently not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, prospects, financial position, operating results or cash flows.

9. Income Taxes

The income tax provision consists of the following components:

	Years Ended June 30, 2011	Years Ended June 30, 2010
	(In thousands)	
Current:		
Federal	$ -	$ -
State	11	8
Foreign	45	16
	56	24
Deferred:		
Federal	-	-
State	-	-
	-	-
Provision for income taxes	$ 56	$ 24

The following table presents U.S. and foreign income (loss) before income taxes:

	Years Ended June 30, 2011	Years Ended June 30, 2010
	(In thousands)	
United States	$ (5,453)	$ (1,581)
Foreign	238	86
Loss before income taxes	$ (5,215)	$ (1,495)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	Years Ended June 30, 2011	Years Ended June 30, 2010
	(In thousands)	
Deferred tax assets:		
Tax losses and credits	$ 33,149	$ 33,171
Reserves not currently deductible	3,135	3,245
Deferred compensation	2,389	1,987
Inventory capitalization	839	696
Marketing rights	638	739
Depreciation	70	-
Gross deferred tax assets	40,220	39,838
Valuation allowance	(38,420)	(37,904)
Deferred tax assets, net	1,800	1,934
Deferred tax liabilities:		
State taxes	(1,746)	(1,797)
Depreciation	-	(109)
Other	(54)	(28)
Deferred tax liabilities	(1,800)	(1,934)
Net deferred tax assets (liabilities)	$ -	$ -

The Company has recorded a valuation allowance against its net deferred tax assets. If or when realized, the tax benefits relating to, and the reversal of, approximately $4.3 million of the valuation allowance will be accounted for as an increase in additional paid-in capital as a result of tax deductible compensation arising from stock option exercises. The valuation allowance was established due to uncertainties surrounding the realization of the deferred tax assets.

The following table presents a reconciliation of the income tax provision (benefit) to taxes computed at the U.S. federal statutory rate:

	Years Ended June 30, 2011	Years Ended June 30, 2010
	(In thousands)	
Statutory federal provision (benefit) for income taxes	$ (1,773)	$ (510)
Increase (decrease) resulting from:		
Permanent differences	49	211
Change in valuation allowance	1,636	199
Deferred compensation	174	135
Foreign tax rate variances	(36)	(13)
Investment in foreign subsidiaries	-	-
Other	6	2
Provision for income taxes	$ 56	$ 24

Due to the "change of ownership" provision of the Tax Reform Act of 1986, utilization of the Company's net operating loss ("NOL") carryforwards and tax credit carryforwards may be subject to an annual limitation against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities. The following table summarizes the Company's NOLs:

	June 30, 2011
	(In thousands)
Federal	$ 84,188
State	$ 61,437

The federal and state NOL carryovers begin to expire in fiscal years 2021 and 2013, respectively. Deferred income taxes were not provided on undistributed earnings of certain foreign subsidiaries because such undistributed earnings are expected to be reinvested indefinitely.

The following table summarizes the Company's liability for uncertain tax position for the year ended June 30, 2011 (in thousands):

Balance as of June 30, 2010	$ 6,700
Change in balances related to uncertain tax positions	-
Balance as of June 30, 2011	$ 6,700

At June 30, 2011, the Company had $6.7 million of gross unrecognized tax benefits. Of the total unrecognized benefits at June 30, 2011, $6.6 million was recorded as a reduction to deferred tax assets, which caused a corresponding reduction in the Company's valuation allowance of $6.6 million. To the extent such portion of unrecognized tax benefits is recognized at a time such valuation allowance no longer exists, the recognition would reduce the effective tax rate. The Company's continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. At June 30, 2011, the Company had approximately $105,000 of accrued interest and penalties related to uncertain tax positions.

At June 30, 2011, the Company's fiscal 2008 through 2011 tax years remain open to examination by the federal taxing jurisdiction and the fiscal 2007 through 2011 tax years remain open to examination by the state taxing jurisdictions. However, the Company has NOLs beginning in fiscal 2001 which would cause the statute of limitations to remain open for the year in which the NOL was incurred. The Company's fiscal 2004 through fiscal 2011 tax years remain open to examination by the foreign taxing authorities. The Company does not anticipate that the amount of unrecognized tax benefits as of June 30, 2011 will significantly increase or decrease within the next 12 months.

10. Commitments and Contingencies

Leases

The Company leases office equipment and its office and warehouse facilities under non-cancelable capital and operating leases.

The following schedule represents minimum lease payments for all non-cancelable operating and capitalized leases as of June 30, 2011:

Years Ended June 30,	Capital Leases	Operating Leases	Total
		(In thousands)	
2012	$ 114	$ 826	$ 940
2013	32	520	552
2014	10	489	499
2015	6	411	417
2016	-	171	171
Thereafter	-	-	-
Total	162	$ 2,417	$ 2,579
Amounts representing interest	(17)		
Present value of net minimum lease payments	145		
Less: capital lease obligations, short-term portion (included in other current liabilities)	100		
Capital lease obligations, long-term portion	$ 45		

The following table presents facilities rent expense:

	Years Ended June 30, 2011	2010
	(In thousands)	
Facilities rent expense	$ 676	$ 703

11. Significant Geographic, Product Line, Customer and Supplier Information

The following table presents the Company's sales within geographic regions as a percentage of net revenue:

	Years Ended June 30, 2011	2010
Americas	52.0%	56.3%
EMEA	31.2%	27.9%
Asia Pacific	16.8%	15.8%
Total	100.0%	100.0%

The following table presents sales to significant countries as a percentage of net revenue:

	Years Ended June 30, 2011	2010
U.S.	36%	45%
Germany	17%	15%
Canada	15%	11%

Product Line

The following table presents the Company's net revenue by product line:

	Years Ended June 30,	
	2011	2010
	(In thousands)	
Device enablement	$ 39,608	$ 37,096
Device management	9,055	8,384
Non-core	658	895
Total net revenues	$ 49,321	$ 46,375

Customers

The following table presents sales to the Company's significant customers and a related party as a percentage of net revenue:

	Years Ended June 30,	
	2011	2010
Top five customers [1][2]	41%	39%
Ingram Micro	14%	10%
Tech Data	7%	11%
Related parties	2%	1%

[1] Includes Ingram Micro and Tech Data.
[2] All top five customers are distributors

No other customer represented more than 10% of the Company's annual net revenue during these fiscal years. Two international customers, Lynx (former transtec AG) and barix AG, are related parties due to common ownership by the Company's largest stockholder and Lantronix director, Bernhard Bruscha.

Suppliers

The Company does not own or operate a manufacturing facility. Five independent third-party contract manufacturers located in Asia manufacture substantially all of the Company's products and two independent third party foundries located in Asia manufacture substantially all of the Company's large scale integration chips. Any sudden demand for an increased amount of products or sudden reduction or elimination of any existing source or sources of products could result in a material delay in the shipment of the Company's products. Any problems associated with the manufacturing facilities or the delivery, quality or cost of the Company's products could have a material adverse effect on the Company's business, results of operations and financial condition.

12. Quarterly Financial Data (Unaudited)

The following table presents unaudited quarterly financial data of the Company. In the Company's opinion, this information has been prepared on a basis consistent with that of its audited consolidated financial statements and all necessary material adjustments, consisting of normal recurring accruals and adjustments, have been included to present fairly the unaudited quarterly financial data. The Company's quarterly results of operations for these periods are not necessarily indicative of future results of operations.

	Quarter Ended Fiscal 2011				
	Sept 30,	Dec 31,	Mar 31,	June 30,	Total
	(In thousands, except per share data)				
Net revenue	$ 12,192	$ 12,719	$ 12,382	$ 12,028	$ 49,321
Gross profit	$ 6,227	$ 6,278	$ 6,359	$ 5,550	$ 24,414
Net loss	$ (678)[1]	$ (579)[2]	$ (399)[3]	$ (3,615)[4]	$ (5,271)[5]
Basic and diluted net loss per share	$ (0.07)	$ (0.06)	$ (0.04)	$ (0.34)	$ (0.51) *

	Quarter Ended Fiscal 2011				
	Sept 30,	Dec 31,	Mar 31,	June 30,	Total
	(In thousands, except per share data)				
Net revenue	$ 12,192	$ 12,719	$ 12,382	$ 12,028	$ 49,321
Gross profit	$ 6,227	$ 6,278	$ 6,359	$ 5,550	$ 24,414
Net loss	$ (678)[1]	$ (579)[2]	$ (399)[3]	$ (3,615)[4]	$ (5,271)[5]
Basic and diluted net loss per share	$ (0.07)	$ (0.06)	$ (0.04)	$ (0.34)	$ (0.51)*

* Annual per share amounts may not agree to the sum of the quarterly per share amounts due to differences between average shares outstanding during the periods.

(1) Includes $189,000 of expenses related to the contested proxy.

(2) Includes $372,000 of expenses related to the contested proxy.

(3) Includes $460,000 of expenses related to the investigation.

(4) Includes $1.7 million of expenses related to the investigation and $862,000 of expenses related to the separation of the former Chief Executive Officer and Chief Financial Officer.

(5) Includes $2.1 million of expenses related to the investigation, $862,000 of expenses related to the separation of the former Chief Executive Officer and Chief Financial Officer and $561,000 of expenses related to the contested proxy.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Lantronix, Inc.	8 – K	001-16027	99.1	07/29/2005	
3.2	Amended and Restated Bylaws as amended on July 28, 2005	8 – K	001-16027	99.2	07/29/2005	
3.3	Amended and Restated Bylaws of Lantronix, Inc.	10 – Q	001-16027	3.1	05/14/2009	
3.4	Amended and Restated Bylaws	10 – Q	001-16027	3.1	11/12/2009	
3.5	Certificate of Amendment to Amended and Restated Certificate of Incorporation	8 – K	001-16027	3.10	12/21/2009	
4.1	Form of Registrant's common stock certificate	S – 1, Amend. No. 1	333-37508		06/13/2000	
10.1	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers	S – 1, Amend. No. 1	333-37508		06/13/2000	
10.2	1993 Stock Option Plan and forms of agreements thereunder	S – 1, Amend. No. 1	333-37508		06/13/2000	
10.3	1994 Nonstatutory Stock Option Plan and forms of agreements thereunder	S – 1, Amend. No. 1	333-37508		06/13/2000	
10.4	2000 Stock Plan and forms of agreement thereunder	S – 8,	333-103395	4.1	02/24/2003	
10.4.1	Form of Stock Option Agreement	10 – K	001-16027	10.4.1	09/11/07	
10.5	Amendment to the 2000 Stock Plan	S – 8	333-103395	4.2	02/24/2003	
10.6	2000 Employee Stock Purchase Plan, amended and restated as of November 18, 2004	S – 8,	333-121000	4.1	12/06/2004	
10.7	Employment Agreement between Registrant and Fred Thiel	S – 1	333-37508		05/19/2000	
10.8	Employment Agreement between Registrant and Steve Cotton	S – 1	333-37508		05/19/2000	
10.9	Employment Agreement between Registrant and Johannes Rietschel	S – 1	333-37508		05/19/2000	
10.10	Lease Agreement between Registrant and The Irvine Company	S – 1, Amend. No. 1	333-37508		06/13/2000	
10.11	First Amendment to Lease Agreement between Registrant and Irvine Technology Partners III dated as of August 10, 1995	S – 1 Amend. No. 1	333-37508		06/13/2000	
10.12	Second Amendment to Lease Agreement between Registrant and Irvine Technology Partners III dated as of July 6, 2000	10 – K	001-16027	10.03	09/28/2000	
10.13	Third Amendment to Lease Agreement between Registrant and Irvine Technology Partners dated as of March 16, 2005	8 – K	001-16027	10.04	03/22/2005	
10.14	Research and Development Agreement between Registrant and Gordian	S – 1, Amend. No. 1	333-37508		06/13/2000	

** Confidential treatment pursuant to Rule 406*

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.15	Distributor Contract between Registrant and Tech Data Corporation * *Confidential treatment pursuant to Rule 406*	S – 1, Amend. No. 1	333-37508		06/13/2000	
10.16	Distributor Contract between Registrant and Ingram Micro Inc. * *Confidential treatment pursuant to Rule 406*	S – 1, Amend. No. 1	333-37508		06/13/2000	
10.17	Offer to Exchange Outstanding Options, dated December 19, 2002	Schedule TO	001-16027	99(a)(1)	12/19/2002	
10.18	Loan and Security Agreement between Registrant and Silicon Valley Bank dated February 14, 2002	10 – Q	001-16027	10.16	02/14/2002	
10.19	Amendment to Loan Documents between Registrant and Silicon Valley Bank dated February 15, 2005	8 – K	001-16027	10.17	02/15/2005	
10.20	Letter from Ernst & Young LLP, dated January 21, 2005	8 – K	001-16027	16.1	01/21/2005	
10.21	Loan and Security Agreement between Registrant and Silicon Valley Bank dated May 31, 2006.	8 – K	001-16027		06/02/2006	
10.22	Consulting, Severance and Release Agreement effective as of January 22, 2007 between Registrant and James Kerrigan.	8 – K	001-16027	10.1	04/27/2007	
10.23	Severance Agreement effective as of May 15, 2007 between the Registrant and Marc Nussbaum.	8 – K	001-16027	10.1	06/15/2007	
10.24	Severance Agreement effective as of May 15, 2007 between the Registrant and Reagan Sakai.	8 – K	001-16027	10.1	06/20/2007	
10.25	Agreement effective February 19, 2008 between the Registrant and Jerry Chase	8 – K	001-16027	10.1	02/26/2008	
10.26	Amendment to the 2000 Stock Plan	8 – K	001-16027	10.1	03/06/2008	
10.27	Amendment to Loan and Security Agreement between the Registrant Silicon Valley Bank	10 – K	001-16027	10.27	09/19/2008	
10.28	Form of Performance Award Agreement	8 – K	001-16027	10.1	11/19/2008	
10.29	Form of Long-Term Incentive Award Agreement	8 – K	001-16027	10.2	11/19/2008	
10.30	Amendment to Letter Agreement effective as of December 26, 2008 between Registrant and Jerry D. Chase.	10 – Q	001-16027	10.1	02/13/2009	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.31	Amended and Restated Severance Agreement effective as of December 29, 2008 between Registrant and Reagan Y. Sakai.	10 – Q	001-16027	10.2	02/13/2009	
10.32	Second Amendment to Letter Agreement effective as of February 12, 2009 between Registrant and Jerry D. Chase.	10 – Q	001-16027	10.3	02/13/2009	
10.33	Lease Agreement between Registrant and the Irvine Company, LLC dated September 17, 2009	8 – K	001-16027	10.1	09/18/2009	
10.34	Amendment to 2000 Stock Plan	10 – K	001-16027	10.35	09/28/2009	
10.35	Amendment to Loan and Security Agreement	10 – Q	001-16027	10.1	11/8/2010	
10.36	2010 Inducement Equity Incentive Plan	10 – Q	001-16027	10.2	11/8/2010	
10.37	2010 Inducement Equity Incentive Plan Stock Option Agreement	10 – Q	001-16027	10.3	11/8/2010	
10.38	2010 Stock Incentive Plan	10 – Q	001-16027	10.1	02/7/2011	
21.1	Subsidiaries of Registrant	10 – K				X
23.1	Consent of Independent Registered Public Accounting Firm, McGladrey & Pullen, LLP					X
24.1	Power of Attorney (see page II-2)					
31.1	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes – Oxley Act of 2002					X
31.2	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes – Oxley Act of 2002					X
32.1	Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of Sarbanes Oxley Act of 2002					X

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Lantronix has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 15th day of September, 2011.

LANTRONIX, INC.

By: /s/ JAMES W. KERRIGAN
JAMES W. KERRIGAN
INTERIM CHIEF FINANCIAL OFFICER

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James W. Kerrigan, his attorney-in-fact, with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-K and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Thomas M. Wittenschlaeger Thomas M. Wittenschlaeger	Chairman of the Board	September 15, 2011
/s/ Kurt Busch Kurt Busch	President and Chief Executive Officer and Director (Principal Executive Officer)	September 15, 2011
/s/ James W. Kerrigan James W. Kerrigan	Interim Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	September 15, 2011
/s/ John Rehfeld John Rehfeld	Director	September 15, 2011
/s/ Bernhard Bruscha Bernhard Bruscha	Director	September 15, 2011
/s/ Hoshi Printer Hoshi Printer	Director	September 15, 2011
/s/ Howard T. Slayen Howard T. Slayen	Director	September 15, 2011